Exhibit 99.2

REDACTED VERSION

CREDIT AGREEMENT

by and among

[REDACTED NAME OF US-BASED PRIVATE CREDIT INVESTMENT FUND PER

CONFIDENTIALITY PROVISIONS]

as Agent, Sole Lead Arranger and Sole Bookrunner,

THE LENDERS PARTY HERETO

as the Lenders,

GLASS HOUSE BRANDS INC.,

as Parent,

MPB ACQUISITION CORP.,

as Intermediate Holdco

GH GROUP, INC.,

as Borrower,

and certain Subsidiaries of the Borrower from time to time party hereto, as Guarantors,

Dated as of December 10, 2021

-i-

	4.4.	Binding Obligations; Perfected Liens	21
	4.5.	Title to Assets; No Encumbrances	21
	4.6.	Litigation	21
	4.7.	Compliance with Laws	22
	4.8.	Financial Statements; No Material Adverse Effect	22
	4.9.	Solvency	22
	4.10.	Employee Benefits	23
	4.11.	Environmental Condition	23
	4.12.	Complete Disclosure	23
	4.13.	Patriot Act	24
	4.14.	Indebtedness	24
	4.15.	Payment of Taxes	24
	4.16.	Margin Stock	24
	4.17.	Governmental Regulation	25
	4.18.	OFAC	25
	4.19.	Employee and Labor Matters	25
	4.20.	Holding Companies	26
	4.21.	Anti-Bribery; Anti-Corruption; Anti-Money Laundering Laws	27
	4.22.	Reserved	27
	4.23.	Reserved	27
	4.24.	Reserved	27
	4.25.	Adverse Agreements, Etc.	27
	4.26.	Permits, Etc.	27
	4.27.	Insurance	28
	4.28.	Material Contracts	28
	4.29.	[Reserved]	28
	4.30.	[REDACTED] Project	28
	4.31.	Real Property Collateral	29
	4.32.	Subsidiaries	30
	4.33.	MVS	30
	4.34.	Non Voting Preferred Equity Interests	31
5.	AFFIRMATIVE COVENANTS		31
	5.1.	Financial Statements, Reports, Certificates	31
	5.2.	Reporting	31

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	5.3.	Existence	31
	5.4.	Maintenance of Properties	31
	5.5.	Taxes	32
	5.6.	Insurance	32
	5.7.	Inspection	33
	5.8.	Compliance with Laws	34
	5.9.	Environmental	34
	5.10.	Disclosure Updates	34
	5.11.	Formation of Subsidiaries	35
	5.12.	Further Assurances	35
	5.13.	[Reserved]	36
	5.14.	[Reserved]	36
	5.15.	OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws	36
	5.16.	Products	36
	5.17.	Construction Related Covenants	37
	5.18.	Zoning	39
	5.19.	[Reserved]	39
	5.20.	Material Contracts	39
	5.21.	Post-Closing Obligations	39
	5.22.	No Demolition or Major Alterations	39
	5.23.	Designation of Subsidiaries	40
6.	NEGATIVE COVENANTS		40
	6.1.	Indebtedness	40
	6.2.	Liens and Negative Pledge	41
	6.3.	Restrictions on Fundamental Changes	41
	6.4.	Disposal of Assets	41
	6.5.	Nature of Business	41
	6.6.	Prepayments and Amendments, Etc.	42
	6.7.	Restricted Payments	43
	6.8.	Accounting Methods	43
	6.9.	Investments	43
	6.10.	Transactions with Affiliates	43
	6.11.	Use of Proceeds	44
	6.12.	Limitation on Issuance of Equity Interests	44

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	6.13.	Holding Companies	44
	6.14.	Real Property Leases	45
	6.15.	Development and Air Rights	45
	6.16.	OFAC; Patriot Act; Anti-Corruption Laws; Anti-Money Laundering Laws	45
	6.17.	Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries	46
	6.18.	Limitations on Negative Pledges	46
	6.19.	Investment Company Act	47
7.	FINANCIAL COVENANTS		47
8.	EVENTS OF DEFAULT		48
	8.1.	Payments	48
	8.2.	Covenants	48
	8.3.	Judgments	48
	8.4.	Voluntary Bankruptcy, etc.	49
	8.5.	Involuntary Bankruptcy, etc.	49
	8.6.	Default Under Other Agreements	49
	8.7.	Representations, etc.	49
	8.8.	Guaranty	49
	8.9.	Security Documents	49
	8.10.	Loan Documents	50
	8.11.	Change of Control	50
	8.12.	Proceedings	50
	8.13.	Loss of Permits	50
	8.14.	Business Affairs	50
	8.15.	[REDACTED] Project-related Events of Default	50
	8.16.	Retail Lease Guarantees	50
9.	RIGHTS AND REMEDIES		51
	9.1.	Rights and Remedies	51
	9.2.	Rights to Appoint Receiver	52
	9.3.	Remedies Cumulative	52
	9.4.	Curative Equity	52
10.	WAIVERS; INDEMNIFICATION		53
	10.1.	Demand; Protest; etc.	53
	10.2.	The Lender Group’s Liability for Collateral	53
	10.3.	Indemnification	54

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11.	NOTICES		55
12.	CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION		56
13.	ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS		60
	13.1.	Assignments and Participations	60
	13.2.	Successors	63
14.	AMENDMENTS; WAIVERS		64
	14.1.	Amendments and Waivers	64
	14.2.	Replacement of Certain Lenders	66
	14.3.	No Waivers; Cumulative Remedies	67
15.	AGENT; THE LENDER GROUP		67
	15.1.	Appointment and Authorization of Agent	67
	15.2.	Delegation of Duties	68
	15.3.	Liability of Agent	68
	15.4.	Reliance by Agent	68
	15.5.	Notice of Default or Event of Default	69
	15.6.	Credit Decision	69
	15.7.	Costs and Expenses; Indemnification	70
	15.8.	Agent in Individual Capacity	70
	15.9.	Successor Agent	70
	15.10.	Lender in Individual Capacity	71
	15.11.	Collateral Matters	71
	15.12.	Restrictions on Actions by Lenders; Sharing of Payments	72
	15.13.	Agency for Perfection	72
	15.14.	Payments by Agent to the Lenders	72
	15.15.	Concerning the Collateral and Related Loan Documents	72
	15.16.	Appraisal Reports; Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information	73
	15.17.	Several Obligations; No Liability	74
	15.18.	Lead Arranger and Book Runner	74
16.	WITHHOLDING TAXES		74
	16.1.	Payments	74
	16.2.	Exemptions	75
	16.3.	Indemnification by the Lenders	77
	16.4.	Refunds	77

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	16.5.	Participants	77
17.	GENERAL PROVISIONS		78
	17.1.	Effectiveness	78
	17.2.	Section Headings	78
	17.3.	Interpretation	78
	17.4.	Severability of Provisions	78
	17.5.	[Reserved]	78
	17.6.	Debtor-Creditor Relationship	78
	17.7.	Counterparts; Electronic Execution	78
	17.8.	Revival and Reinstatement of Obligations; Certain Waivers	79
	17.9.	Confidentiality	79
	17.10.	Survival	81
	17.11.	Patriot Act	81
	17.12.	Integration	82
	17.13.	No Setoff	82
	17.14.	[Reserved]	82
	17.15.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	82
	17.16.	Acknowledgement Regarding Any Supported QFCs	82
	17.17.	Erroneous Payments	84

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EXHIBITS AND SCHEDULES

Exhibit A-1	Form of Assignment and Acceptance
Exhibit B-1	Form of Notice of Borrowing
Exhibit B-2	Form of Borrowing Base Certificate
Exhibit C-1	Form of Compliance Certificate
Exhibit C-2	Form of Construction Progress Form
Exhibit E-1	U.S. Tax Compliance Certificate
Exhibit E-2	U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships for U.S. Federal Income Tax Purposes)
Exhibit E-3	U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships for U.S. Federal Income Tax Purposes)
Exhibit E-4	U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships for U.S. Federal Income Tax Purposes)

Schedule A-1	Agent’s Account
Schedule A-2	Authorized Persons
Schedule C-1	Commitments
Schedule C-2	Phase I Construction Budget and Timetable
Schedule D-1	Designated Account
Schedule E-1	Excluded Subsidiaries
Schedule P-1	Permitted Investments
Schedule P-2	Permitted Liens
Schedule P-3	Permitted Preferred Equity Payments
Schedule R-1	Real Property Collateral
Schedule R-2	Real Property Leases
Schedule U-1	Unrestricted Subsidiaries
Schedule 1.1	Definitions
Schedule 3.1	Conditions Precedent
Schedule 4.1(b)	Capitalization of Loan Parties
Schedule 4.1(c)	Capitalization of Loan Parties
Schedule 4.1(d)	Subscriptions, Options, Warrants, Calls
Schedule 4.6(b)	Litigation
Schedule 4.7(b)(i)	Pending/To Be Applied for Cannabis Licenses
Schedule 47(b)(ii)	Cannabis Licenses
Schedule 4.11	Environmental Matters
Schedule 4.14	Permitted Indebtedness
Schedule 4.27	Insurance
Schedule 4.28	Material Contracts
Schedule 5.1	Financial Statements, Reports, Certificates
Schedule 5.2	Collateral Reporting
Schedule 5.21	Post-Closing Obligations
Schedule 5.22	Major Alterations
Schedule 6.5	Nature of Business
Schedule 6.10	Affiliated Transactions
Schedule 6.13(c)	Exceptions to Real Estate Subsidiaries

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CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this “Agreement”), is entered into as of December 10, 2021, by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), [REDACTED NAME OF US-BASED PRIVATE CREDIT INVESTMENT FUND PER CONFIDENTIALTY PROVISIONS], a Delaware limited partnership, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, “Agent”) as sole lead arranger (in such capacity, together with its successors and assigns in such capacity, the “Sole Lead Arranger”) and sole book runner (in such capacity, together with its successors and assigns in such capacity, the “Sole Book Runner”), GLASS HOUSE BRANDS INC. a British Columbia corporation (“Parent”), MPB ACQUISITION CORP., a Nevada corporation (“Intermediate Holdco”), GH GROUP, INC. a Delaware corporation (“Borrower”) and certain Subsidiaries of the Borrower from time to time party hereto as guarantors.

The parties agree as follows:

1.	DEFINITIONS AND CONSTRUCTION.

1.1.            Definitions. Capitalized terms used in this Agreement shall have the meanings specified therefor on Schedule 1.1.

1.2.           Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP; provided, that if Borrower notifies Agent that Borrower requests an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Closing Date or in the application thereof on the operation of such provision (or if Agent notifies Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then Agent and Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Lenders and Borrower after such Accounting Change conform as nearly as possible to their respective positions before such Accounting Change and, until any such amendments have been agreed upon and agreed to by the Required Lenders, the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred. When used herein, the term “financial statements” shall include the notes and schedules thereto. Whenever the term “Borrower” is used in respect of a financial covenant or a related definition, it shall be understood to mean Borrower and its Restricted Subsidiaries on a consolidated basis, unless the context clearly requires otherwise. Notwithstanding anything to the contrary contained herein, (a) all financial statements delivered hereunder shall be prepared, and all financial covenants contained herein shall be calculated, without giving effect to any election under the Statement of Financial Accounting Standards No. 159 (or any similar accounting principle) permitting a Person to value its financial liabilities or Indebtedness at the fair value thereof, and (b) the term “unqualified opinion” as used herein to refer to opinions or reports provided by accountants shall mean an opinion or report that is (i) unqualified, and (ii) does not include any explanation, supplemental comment, or other comment concerning the ability of the applicable Person to continue as a going concern or concerning the scope of the audit. Any obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the Financial Accounting Standard Board on February 25, 2016 of ASU No. 2016-02, Leases (Topic 842) (the “ASU”) shall continue to be accounted for as operating leases for purposes of all financial definitions, calculations and covenants in this Agreement (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as capitalized lease obligations in accordance with GAAP

1.3.            Code. Any terms used in this Agreement that are defined in the Code shall be construed and defined as set forth in the Code unless otherwise defined herein; provided, that (a) to the extent that the Code is used to define any term herein and such term is defined differently in different Articles of the Code, the definition of such term contained in Article 9 of the Code shall govern; and (b) to the extent applicable, any such terms used in this Agreement that are defined in the PPSA shall have the meanings assigned to such terms in the PPSA when used in relation to Collateral subject to the PPSA.

1.4.            Construction. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein or therein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein or in any other Loan Document to the words “province” or “provincial” shall be deemed to include “territory” or “territorial”, as applicable. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i)  the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, (iii) all fees or charges that have accrued hereunder or under any other Loan Document and are unpaid, (b) the receipt by Agent of cash collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys’ and consulting fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, and (c) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record. Any reference to “knowledge” (or an analogous term) of any Loan Party or an officer of any Loan Party shall signify that such Person has actual knowledge or awareness of a particular fact or circumstance.

1.5.            Time References. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, all references to time of day refer to Eastern standard time or Eastern daylight saving time, as in effect in New York, New York on such day. For purposes of the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each means “to and including”; provided that, with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

1.6.            Schedules and Exhibits. All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

1.7.            Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

1.8.             Rates. Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Term SOFR or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any then-current Benchmark or any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 2.12(d), will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR or any other Benchmark, prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to a Borrower. Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, or Term SOFR, or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to any Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

2.                  LOANS AND TERMS OF PAYMENT.

2.1. Term Loans.

(a)        Subject to the terms and conditions of this Agreement including Sections 3.1 and 3.3, each Lender agrees (severally, not jointly or jointly and severally) to make initial Term Loans on the Closing Date (the “Initial Term Loans” and such loans comprising the “Initial Term Loan Facility”) to Borrower, in an aggregate principal amount not to exceed the amount of such Lender’s Initial Term Loan Commitment; provided, that after giving effect to the making of the Initial Term Loan, in no event shall the aggregate Initial Term Loans exceed the lesser of the Initial Borrowing Base or the Initial Term Loan Commitments then in effect. Each Lender’s Initial Term Loan Commitment shall be permanently reduced immediately and without further action upon the making of the Initial Term Loan in an amount equal to the amount of such Lender’s Pro Rata Share of such Initial Term Loan. Any principal amount of the Initial Term Loan which is repaid or prepaid may not be reborrowed.

(b)        The outstanding unpaid principal amount of the Initial Term Loans shall be repaid in consecutive monthly installments on the first Business Day of each month (each a “Payment Date”), beginning with December 1, 2023; each such monthly installment shall be in an aggregate amount equal to 1.25% of the original principal amount of the Initial Term Loan. Notwithstanding the foregoing, the last such installment in respect of the Initial Term Loan shall be in the amount necessary to repay in full the unpaid principal amount of the Initial Term Loan. The outstanding unpaid principal balance and all accrued and unpaid interest on the Initial Term Loan shall be due and payable on the earlier of (i) the Maturity Date and (ii) the date of the acceleration of the Initial Term Loan in accordance with the terms hereof. All principal of, interest on, and other amounts payable in respect of the Initial Term Loan shall constitute Obligations hereunder.

2.2.       Delayed Draw Term Loans.

(a)        Subject to the terms and conditions of this Agreement including Sections 3.2 and 3.3, each Lender (severally, not jointly or jointly and severally) with a First Delayed Draw Term Loan Commitment agrees to make additional Term Loans (the “First Delayed Draw Term Loan” and such loans comprising the “First Delayed Draw Term Loan Facility” ) during the First DDTL Availability Period to Borrower, in an aggregate principal amount not to exceed the amount of such Lender’s then outstanding First Delayed Draw Term Loan Commitment; provided, that after giving effect to the making of such First Delayed Draw Term Loan, in no event shall the aggregate Term Loans exceed the DDTL Borrowing Base then in effect. Each Lender’s First Delayed Draw Term Loan Commitment shall be permanently reduced immediately and without further action upon the making of the First Delayed Draw Term Loan in an amount equal to the amount of such Lender’s Pro Rata Share of such Loan. Any principal amount of the First Delayed Draw Term Loan which is repaid or prepaid may not be reborrowed.

(b)        Subject to the terms and conditions of this Agreement including Sections 3.2 and 3.3, each Lender (severally, not jointly or jointly and severally) with a Second Delayed Draw Term Loan Commitment agrees to make additional Term Loans (the “Second Delayed Draw Term Loan” and such loans comprising the “Second Delayed Draw Term Loan Facility”) during the Second DDTL Availability Period to Borrower, in an aggregate principal amount not to exceed the amount of such Lender’s then outstanding Second Delayed Draw Term Loan Commitment; provided, that after giving effect to the making of such Second Delayed Draw Term Loan, in no event shall the aggregate Term Loans exceed the DDTL Borrowing Base then in effect. Each Lender’s Second Delayed Draw Term Loan Commitment shall be permanently reduced immediately and without further action upon the making of the Second Delayed Draw Term Loan in an amount equal to the amount of such Lender’s Pro Rata Share of such Loan. Any principal amount of the Second Delayed Draw Term Loan which is repaid or prepaid may not be reborrowed.

(c)        The outstanding unpaid principal amount of the Delayed Draw Term Loan shall be repaid on each Payment Date beginning with December 1, 2023 and each such monthly installment shall be in an aggregate amount equal to 1.25% of the original principal amount of the Delayed Draw Term Loan. Notwithstanding the foregoing, the last such installment in respect of the Delayed Draw Term Loan shall be in the amount necessary to repay in full the unpaid principal amount of the Delayed Draw Term Loan. The outstanding unpaid principal balance and all accrued and unpaid interest on the Delayed Draw Term Loan shall be due and payable on the earlier of (i) the Maturity Date and (ii) the date of the acceleration of the Delayed Draw Term Loan in accordance with the terms hereof. All principal of, interest on, and other amounts payable in respect of the Delayed Draw Term Loan shall constitute Obligations hereunder.

2.3.	Borrowing Procedures.

(a)	Procedure for Borrowing Term Loans.

(i)       Initial Term Loans. Borrower deliver to Agent a written request substantially in the form of Exhibit B-1 (a “Notice of Borrowing”) executed by an Authorized Person no later than noon at least two (2) Business Days prior to the Closing Date, or such later date as Agent may agree, specifying (i) the principal amount of the proposed Initial Term Loan, which shall be in the amount of $50,000,000, (ii) the use of the proceeds of such proposed Loan, and (iii) wire instructions for the account into which the Loan proceeds should be deposited on the Closing Date. Agent and the Lenders may act without liability upon the basis of written notice reasonably believed by Agent in good faith to be from Borrower (or from any Authorized Person thereof designated in writing purportedly from Borrower to Agent). Agent and each Lender shall be entitled to rely conclusively on any Authorized Person’s authority to request a Loan on behalf of Borrower until Agent receives written notice to the contrary. Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any Notice of Borrowing or the use of the proceeds of such proposed Loan.

(ii)       Delayed Draw Term Loans.

(A)        Once during the First DDTL Availability Period, the Borrower may deliver to Agent a Notice of Borrowing executed by an Authorized Person no later than noon at least seven (7) Business Days prior to the proposed Delayed Draw Borrowing Date, or, in each case, such later date as Agent may agree, specifying (i) the principal amount of the proposed First Delayed Draw Term Loan, which shall be in an amount equal to the principal amount of $25,000,000 (or such lesser amount as may be agreed to by Agent in its sole discretion) but shall not exceed the remaining unfunded First Delayed Draw Term Loan Commitment, (ii) wire instructions for the account into which the Loan proceeds should be deposited, and (iii) the proposed Delayed Draw Borrowing Date. Agent and the Lenders may act without liability upon the basis of written notice believed by Agent in good faith to be from Borrower (or from any Authorized Person thereof designated in writing purportedly from Borrower to Agent). Agent and each Lender shall be entitled to rely conclusively on any Authorized Person’s authority to request a Loan on behalf of Borrower until Agent receives written notice to the contrary. Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any Notice of Borrowing or the use of the proceeds of such proposed Loan.

(B)        Once during the Second DDTL Availability Period, the Borrower may deliver to Agent a Notice of Borrowing executed by an Authorized Person no later than noon at least seven (7) Business Days prior to the proposed Delayed Draw Borrowing Date, or, in each case, such later date as Agent may agree, specifying (i) the principal amount of the proposed Second Delayed Draw Term Loan, which shall be equal to the principal amount of $25,000,000 (or such lesser amount as may be agreed to by Agent in its sole discretion) but shall not exceed the remaining unfunded Second Delayed Draw Term Loan Commitment, (ii) wire instructions for the account into which the Loan proceeds should be deposited, and (iii) the proposed Delayed Draw Borrowing Date. Agent and the Lenders may act without liability upon the basis of written notice reasonably believed by Agent in good faith to be from Borrower (or from any Authorized Person thereof designated in writing purportedly from Borrower to Agent). Agent and each Lender shall be entitled to rely conclusively on any Authorized Person’s authority to request a Loan on behalf of Borrower until Agent receives written notice to the contrary. Agent and the Lenders shall have no duty to verify the authenticity of the signature appearing on any Notice of Borrowing or the use of the proceeds of such proposed Loan.

(b)        Notice of Borrowing Irrevocable. Each Notice of Borrowing pursuant to this Section 2.3 shall be irrevocable and Borrower shall be bound to make a Borrowing in accordance therewith.

(c)        Making of Loans. All Loans under this Agreement shall be made by the Lenders, to the account specified by Agent, no later than noon on the Funding Date of the proposed Loan, simultaneously and proportionately to their Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender’s obligations to make a Loan requested hereunder, nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in that other Lender’s obligation to make a Loan requested hereunder, and each Lender shall be obligated to make the Loans required to be made by it by the terms of this Agreement regardless of the failure by any other Lender. Promptly upon receipt of all funds requested in the Notice of Borrowing, Agent will make the proceeds of such Loans available to Borrower by causing an amount, an immediately available funds, equal to the proceeds of all such Loans received by Agent to the account provided by Borrower in the Notice of Borrowing for such purpose.

(d)       Protective Advances.

(i)        Any contrary provision of this Agreement or any other Loan Document notwithstanding, at any time (A) after the occurrence and during the continuance of a Default or Event of Default or (B) that any of the other applicable conditions precedent set forth in Section 3 are not satisfied, Agent hereby is authorized by Borrower and the Lenders, from time to time, in Agent’s Permitted Discretion, to make Term Loans to, or for the benefit of, Borrower, on behalf of the Lenders, that Agent, in its Permitted Discretion, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, (2) to enhance the likelihood of repayment of the Obligations or (3) to pay any other amount chargeable to Borrower pursuant to the terms of the Agreement, including, without limitation, costs, fees and expenses (the Term Loans described in this Section 2.3(d)(i) shall be referred to as “Protective Advances”).

(ii)        Each Protective Advance shall be deemed to be a Term Loan hereunder. All payments on Protective Advances, including interest thereon, shall be payable to Agent solely for its own account. Protective Advances shall be repayable on demand, secured by Agent’s Liens, constitute Obligations hereunder may be charged to the Agent’s Account and bear interest at the rate applicable from time to time to Term Loans. The provisions of this Section 2.3(d) are for the exclusive benefit of Agent and the Lenders and are not intended to benefit Borrower (or any other Loan Party) in any way.

(iii)        Notwithstanding anything herein to the contrary, the aggregate amount of the Protective Advances shall not exceed 10% of the Borrowing Base at such time such Protective Advances are made.

(e)        Reserves. Agent may, with at least five Business Days’ prior written notice to Borrower (a “Reserves Notice”) (or, if an Default or Event of Default shall have occurred and be continuing without notice), establish and maintain reserves that Agent deems necessary or appropriate, in its Permitted Discretion (including reserves with respect to (a) past due sums that any Loan Party or its Restricted Subsidiaries are required to pay under any Section of this Agreement or any other Loan Document (such as Taxes, assessments, insurance premiums, or, in the case of leased assets, rents or other amounts payable under such leases) and has failed to pay and (b) amounts owing by any Loan Party to any Person to the extent secured by a Lien on, trust or deemed trust over, or rights of subrogation to, any of the Collateral, which Lien, trust or deemed trust, in the Permitted Discretion of Agent likely would have a priority superior to the Agent’s Liens (such as (i) Liens, trusts or deemed in favor of landlords, warehousemen, carriers, mechanics, materialmen, laborers, sureties, or suppliers, or (ii) Liens, trusts or deemed trusts for ad valorem, excise, sales, other Taxes, duties or “source deductions” where given priority under applicable law, or (iii) Liens, trusts or deemed trusts for, in respect of or in connection with any pension plans maintained or administered or contributed to or established by any Loan Party or in respect of which any Loan Party contributes)) with respect to the Borrowing Base or Commitments and such reserves as the Agent from time to time determines in its Permitted Discretion as being necessary to reflect the impediments to the Agent’s ability to realize upon the Collateral and to reflect criteria, events, conditions, contingencies or risks which adversely affect any component of the Borrowing Base (which reserves shall be proportional to such adverse effect) (collectively, “Reserves”). The amount of any Reserve shall have a reasonable relationship to the event, condition, other circumstance, or fact that is the basis for such reserve and shall not be duplicative of any other reserve established and currently maintained.

(f)        [Reserved].

(g)        Defaulting Lenders. Notwithstanding the provisions of Section 2.4(b)(ii), Agent shall not be obligated to transfer to a Defaulting Lender any payments made by Borrower to Agent for the Defaulting Lender’s benefit or any proceeds of Collateral that would otherwise be remitted hereunder to the Defaulting Lender, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such payments (A) first, to Agent, to the extent of any Protective Advances that were made by Agent and that were required to be, but were not, paid by the Defaulting Lender, (B) second, to each Non-Defaulting Lender ratably in accordance with their Commitments (but, in each case, only to the extent that such Defaulting Lender’s portion of a Term Loan (or other funding obligation) was funded by such other Non-Defaulting Lender), (C) third, in Agent’s sole discretion, to a suspense account maintained by Agent, the proceeds of which shall be retained by Agent and may be made available to be re-advanced to or for the benefit of Borrower (upon the request of Borrower and subject to the conditions set forth in Section 3.3) as if such Defaulting Lender had made its portion of Term Loans (or other funding obligations) hereunder, and (D) fourth, from and after the date on which all other Obligations have been paid in full, to such Defaulting Lender in accordance with tier (J) of Section 2.4(b)(iii). Subject to the foregoing, Agent may hold and, in its sole discretion, re-lend to Borrower for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents (including the calculation of Pro Rata Share in connection therewith) and for the purpose of calculating the fee payable under Section 2.10(b), such Defaulting Lender shall be deemed not to be a “Lender” and such Lender’s Commitments shall be deemed to be zero; provided, that the foregoing shall not apply to any of the matters governed by Section 14.1(a)(i) through (iii). The provisions of this Section 2.3(g) shall remain effective with respect to such Defaulting Lender until the earlier of (y) the date on which all of the Non-Defaulting Lenders, Agent and Borrower shall have waived, in writing, the application of this Section 2.3(g) to such Defaulting Lender, or (z) the date on which such Defaulting Lender makes payment of all amounts that it was obligated to fund hereunder, pays to Agent all amounts owing by Defaulting Lender in respect of the amounts that it was obligated to fund hereunder, and, if requested by Agent, provides adequate assurance of its ability to perform its future obligations hereunder. The operation of this Section 2.3(g) shall not be construed to increase or otherwise affect the Commitments of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by Borrower of its duties and obligations hereunder to Agent or to the Lenders other than such Defaulting Lender. Any failure by a Defaulting Lender to fund amounts that it was obligated to fund hereunder shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle Borrower, at its option, upon written notice to Agent, to arrange for a substitute Lender to assume the Commitments of such Defaulting Lender, such substitute Lender to be reasonably acceptable to Agent. In connection with the arrangement of such a substitute Lender, the Defaulting Lender shall have no right to refuse to be replaced hereunder, and agrees to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agrees that it shall be deemed to have executed and delivered such document if it fails to do so) subject only to being paid its share of the outstanding Obligations (including all interest, fees, and other amounts that may be due and payable in respect thereof); provided, that any such assumption of the Commitments of such Defaulting Lender shall not be deemed to constitute a waiver of any of the Lender Groups’ or Borrower’s rights or remedies against any such Defaulting Lender arising out of or in relation to such failure to fund. In the event of a direct conflict between the priority provisions of this Section 2.3(g) and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.3(g) shall control and govern.

(h)        Independent Obligations. All Term Loans (other than Protective Advances) requested by Borrower pursuant to a Notice of Borrowing shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares. It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Term Loan (or other extension of credit) hereunder, nor shall any Commitments of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.4.	Payments; Reductions of Commitments; Prepayments.

(a)	Payments by Borrower.

(i)        Except as otherwise expressly provided herein, all payments by Borrower shall be made to Agent’s Account for the account of the Lender Group and shall be made in immediately available funds, no later than 2:00 p.m. on the date specified herein. Any payment received by Agent later than 2:00 p.m. shall be deemed to have been received (unless Agent, in its sole discretion, elects to credit it on the date received) on the following Business Day and any applicable interest or fee shall continue to accrue until such following Business Day.

(ii)        Unless Agent receives written notice from Borrower prior to the date on which any payment is due to the Lenders that Borrower will not make such payment in full as and when required, Agent may assume that Borrower has made (or will make) such payment in full to Agent on such date in immediately available funds and Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent Borrower does not make such payment in full to Agent on the date when due, each Lender severally shall repay to Agent on demand such amount distributed to such Lender, together with interest thereon at the Defaulting Lender Rate for each day from the date such amount is distributed to such Lender until the date repaid.

(b)	Apportionment and Application.

(i)        So long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all principal and interest payments received by Agent shall be apportioned ratably among the Lenders (according to the unpaid principal balance of the Obligations to which such payments relate held by each Lender) and all payments of fees and expenses received by Agent (other than fees or expenses that are for Agent’s separate account) shall be apportioned ratably among the Lenders having a Pro Rata Share of the type of Commitments or other Obligation to which a particular fee or expense relates.

(ii)        Subject to Section 2.4(b)(v), Section 2.4(d), and Section 2.4(e), all payments to be made hereunder by Borrower shall be remitted to Agent and all such payments, and all proceeds of Collateral received by Agent, shall be applied, so long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, to reduce the balance of the Term Loans outstanding on a pro rata basis and, thereafter, to Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iii)        At any time that an Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all payments remitted to Agent and all proceeds of Collateral received by Agent shall be applied as follows:

(A)        first, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to Agent under the Loan Documents, until paid in full,

(B)        second, to pay any fees or premiums then due to Agent under the Loan Documents until paid in full,

(C)        third, to pay interest due in respect of all Protective Advances until paid in full,

(D)       fourth, to pay the principal of all Protective Advances until paid in full,

(E)        fifth, ratably, to pay any Lender Group Expenses (including cost or expense reimbursements) or indemnities then due to any of the Lenders under the Loan Documents, until paid in full,

(F)        sixth, ratably, to pay any fees or premiums then due to any of the Lenders under the Loan Documents until paid in full,

(G)        seventh, ratably, to pay interest accrued in respect of the Term Loans (other than Protective Advances) until paid in full,

(H)        eighth, ratably, to pay the principal of all Term Loans (other than Protective Advances) until paid in full,

(I)          ninth, to pay any other Obligations other than Obligations owed to Defaulting Lenders,

(J)         tenth, ratably to pay any Obligations owed to Defaulting Lenders, and

(K)         eleventh, to Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iv)        Agent promptly shall distribute to each Lender, pursuant to the applicable wire instructions received from each Lender in writing, such funds as it may be entitled to receive.

(v)        In each instance, so long as no Application Event has occurred and is continuing, Section 2.4(b)(ii) shall not apply to any payment made by Borrower to Agent and specified by Borrower to be for the payment of specific Obligations then due and payable (or prepayable) under any provision of this Agreement or any other Loan Document.

(vi)        For purposes of Section 2.4(b)(iii), “paid in full” of a type of Obligation means payment in cash or immediately available funds of all amounts owing on account of such type of Obligation, including interest accrued after the commencement of any Insolvency Proceeding, default interest, interest on interest, and expense reimbursements, irrespective of whether any of the foregoing would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(vii)        In the event of a direct conflict between the priority provisions of this Section 2.4 and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, if the conflict relates to the provisions of Section 2.3(g) and this Section 2.4, then the provisions of Section 2.3(g) shall control and govern, and if otherwise, then the terms and provisions of this Section 2.4 shall control and govern.

(c)        Reduction of Term Loan Commitments. The Initial Term Loan Commitments shall be reduced and terminated in accordance with Section 2.1(b). The Delayed Draw Term Loan Commitments shall be reduced and terminated in accordance with Section 2.2(b).

(d)        Optional Prepayments. Borrower may, upon at least ten (10) Business Days (or shorter period if acceptable to Agent) prior written notice to Agent, prepay the principal of the Term Loan, in whole or in part. Each prepayment made pursuant to this Section 2.4(d) shall be accompanied by the payment of (i) accrued interest to the date of such payment on the amount prepaid and (ii) the Applicable Premium. Each such prepayment shall be applied ratably to the remaining installments (including any amount due and payable on the Maturity Date) of principal amount of the Term Loans in the inverse order of maturity.

(e)       Mandatory Prepayments.

(i)        Borrower shall provide written notice of (i) any mandatory prepayment to be made pursuant to Sections 2.4(e)(ii) or (iv) by at least 10:00 a.m. three (3) Business Days (or shorter period if acceptable to Agent) prior to the applicable mandatory prepayment date or (ii) any other mandatory prepayment to be made pursuant to this Section 2.4(e) by at least 10:00 a.m. on the applicable mandatory prepayment date (or later time if acceptable to Agent), which written notice shall state pursuant to which paragraph of this Section 2.4(e) such mandatory prepayment is being made.

(ii)        Dispositions. Within 2 Business Days of the date of receipt by Parent or any of its Restricted Subsidiaries of the Net Cash Proceeds of any voluntary or involuntary sale or disposition by Parent or any of its Restricted Subsidiaries of assets (including insurance proceeds and proceeds from casualty losses or condemnation and including proceeds from sales or dispositions which qualify as Permitted Dispositions solely under clauses (a), (g), (h) and (r) of the definition of Permitted Dispositions), Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(f) in an amount equal to 100% of such Net Cash Proceeds (including condemnation awards and payments in lieu thereof) received by such Person in connection with such sales or dispositions; provided that, so long as (A) no Default or Event of Default shall have occurred and is continuing or would result therefrom, (B) Borrower shall have given Agent prior written notice of Borrower’s intention to apply such monies to the costs of replacement of the properties or assets that are the subject of such sale or disposition or the cost of purchase or construction of other assets useful in the business of Borrower or its Restricted Subsidiaries, (C) the monies are held in a Deposit Account in which Agent has a perfected first-priority security interest and are subject to a Control Agreement, and (D) Borrower or its Restricted Subsidiaries, as applicable, complete such replacement, purchase, or construction within 150 days after the initial receipt of such monies, or enter into binding commitments within 150 days (and an additional sixty (60) day extension if a commitment to reinvest has been entered into prior to the lapse of such 150 day period) after the initial receipt of such monies to complete such replacement, purchase or construction thereafter, and actually complete such replacement, purchase or construction within 180 days after the initial receipt of such monies, then the Loan Party whose assets were the subject of such disposition shall have the option to apply such monies to the costs of replacement of the assets that are the subject of such sale or disposition or the purchase or construction of other assets unless and to the extent that such applicable period shall have expired without such replacement, purchase, or construction being made or completed, or committed to being made or completed, as applicable, in which case, any amounts remaining in the Deposit Account referred to in clause (C) above shall be paid to Agent and applied in accordance with Section 2.4(f); provided, that Borrower and its Restricted Subsidiaries shall not have the right to use such Net Cash Proceeds to make such replacements, purchases, or construction in excess of (x) $2,500,000 in any given fiscal year, plus (y) solely in respect of any such Net Cash Proceeds of any involuntary loss, damage or destruction of property, up to $2,000,000 in the aggregate during the term of the Agreement. Nothing contained in this Section 2.4(e)(ii) shall permit Parent or any of its Restricted Subsidiaries to sell or otherwise dispose of any assets other than in accordance with Section 6.4.

(iii)        Extraordinary Receipts. Within 2 Business Days of the date of receipt by any Loan Party or any of its Restricted Subsidiaries of any Extraordinary Receipts, Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(f) in an amount equal to 100% of such Extraordinary Receipts, net of any reasonable expenses incurred in collecting such Extraordinary Receipts.

(iv)        Indebtedness. Within 3 Business Days of the date of incurrence by Parent or any of its Restricted Subsidiaries of any Indebtedness (other than Permitted Indebtedness), Borrower shall prepay the outstanding principal amount of the Obligations in accordance with Section 2.4(f) in an amount equal to 100% of the Net Cash Proceeds received by such Person in connection with such incurrence. The provisions of this Section 2.4(e)(iv) shall not be deemed to be implied consent to any such incurrence otherwise prohibited by the terms of this Agreement.

(v)        [Reserved].

(vi)        Exposure. If, at any time, (A) the aggregate principal amount of all Initial Term Loans (plus any Protective Advances) outstanding on such date exceeds the Initial Borrowing Base reflected in the Borrowing Base Certificate most recently delivered by Borrower to Agent and as such Initial Borrowing Base may be adjusted for any Reserves, or (B) the aggregate principal amount of all Loans outstanding on such date exceeds the DDTL Borrowing Base reflected in the Borrowing Base Certificate most recently delivered by Borrower to Agent and as such DDTL Borrowing Base may be adjusted for any Reserves, then in each case, Borrower shall, within 120 days, repay the outstanding amount of the Loans in an aggregate amount equal to the amount of such excess.

(vii)        Curative Equity. Within 2 Business Days of the date of receipt by Parent or any Loan Party of the proceeds of any Curative Equity pursuant to Section 9.4, Borrower shall prepay the outstanding principal of the Obligations in accordance with Section 2.4(f) in an amount equal to 100% of such proceeds.

(viii)        [Reserved].

(f)      Application of Payments. Each prepayment pursuant to Section 2.4(e)(ii), 2.4(e)(iii), 2.4(e)(iv), 2.4(e)(v), 2.4(e)(vi), or 2.4(e)(vii) shall (A) so long as no Application Event shall have occurred and be continuing, be applied to the outstanding principal balance of the Term Loans until paid in full and (B) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.4(b)(iii). Each such prepayment of the Term Loan shall be applied against the remaining installments of principal of the Term Loan in inverse order of maturity on a pro rata basis (for the avoidance of doubt, any amount that is due and payable on the Maturity Date shall constitute an installment). Each such applicable Lender may reject all or a portion of its share of any mandatory prepayment made pursuant to clauses (e)(ii), (e)(iii), (e)(iv), (e)(v), (e)(vi) and (e)(vii) above (such declined amounts, the “Declined Proceeds”) of Term Loans by providing written notice (each, a “Rejection Notice”) to the Agent and the Borrower no later than 2:00 p.m. one (1) Business Day after the date of such Lender’s receipt of notice from the Agent regarding such prepayment. Each Rejection Notice shall specify the principal amount of the mandatory prepayment of Term Loans to be rejected by such Lender. If a Lender fails to deliver a Rejection Notice to the Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory repayment of Term Loans. Any Declined Proceeds shall be retained by the Borrower.

2.5.       Promise to Pay; Promissory Notes.

(a)        Borrower agrees to pay the Lender Group Expenses on the earlier of (i) the last Business Day of each calendar month, in arrears, following the date on which the applicable Lender Group Expenses were first incurred and invoiced to Borrower, or (ii) within 5 Business Days of the date on which written demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (ii)). Agent shall (A) prior to requiring payment of any Lender Group Expenses consisting of legal fees and expenses, provide Borrower with a written summary invoice relating thereto and (B) promptly after request therefor by Borrower, provide Borrower with a written invoice or similar documentation with respect to any Lender Group Expenses other than legal fees and expenses. Borrower promises to pay all of the Obligations (including principal, interest, premiums, if any, fees, costs, and expenses (including Lender Group Expenses)) in full on the Maturity Date or, if earlier, on the date on which the Obligations become due and payable pursuant to the terms of this Agreement. Borrower agrees that its obligations contained in the first sentence of this Section 2.5 shall survive payment or satisfaction in full of all other Obligations.

(b)        Any Lender may request that any portion of its Commitments or the Loans made by it be evidenced by one or more promissory notes. In such event, Borrower shall execute and deliver to such Lender the requested promissory notes payable to such Lender in a form furnished by Agent and reasonably satisfactory to Borrower. Thereafter, the portion of the Commitments and Loans evidenced by such promissory notes and interest thereon shall at all times be represented by one or more promissory notes in such form payable to the payee named therein.

2.6.       Interest Rates: Rates, Payments, and Calculations.

(a)        Interest Rates. Except as provided in Section 2.6(c), all Loans and other Obligations that have been charged to the Loan Account pursuant to the terms hereof shall bear interest at a per annum rate equal to the Base Rate plus the Applicable Term Margin (the sum of which is referred to herein as the “Applicable Interest Rate”) provided that in no event shall the Applicable Interest Rate be less than 10% per annum or more than 12% per annum.

(b)       [Reserved].

(c)        Default Rate. (i) Automatically upon the occurrence and during the continuation of an Event of Default under Section 8.1, 8.4 or 8.5 and (ii) upon the occurrence and during the continuation of any other Event of Default (other than an Event of Default under Section 8.1, 8.4 or 8.5), at the election of Agent or the Required Lenders, all Loans and other Obligations that have been charged to the Loan Account pursuant to the terms hereof shall bear interest from the date such Event of Default occurred (or such later date as Agent shall agree) at a per annum rate equal to 4.00 percentage points above the per annum rate otherwise applicable thereunder (such rate, the “Default Rate”).

(d)        Payment. Except to the extent provided to the contrary in Section 2.10 or Section 2.12, (i) all interest and all fees payable hereunder or under any of the other Loan Documents shall be due and payable, in arrears, on the last Business Day of each month and (ii) all costs and expenses payable hereunder or under any of the other Loan Documents Borrower hereby authorizes Agent (but Agent shall not be so required) to charge to the Loan Account (1) on the last Business Day of each month, all interest accrued during such month on the Loans, (2) as and when incurred or accrued, all fees and costs provided for in Section 2.10(a) or (c), (3) [reserved], (4) as and when due and payable, all other fees payable hereunder or under any of the other Loan Documents and (5) as and when incurred or accrued, all other Lender Group Expenses. All amounts (including interest, fees, costs, expenses, Lender Group Expenses, or other amounts payable hereunder or under any other Loan Document) charged to the Loan Account shall thereupon constitute Term Loans hereunder, shall constitute Obligations hereunder, and shall initially accrue interest at the rate then applicable to Term Loans.

(e)        Computation. All interest and fees chargeable under the Loan Documents shall be computed on the basis of a 365 day year, in each case, for the actual number of days elapsed in the period during which the interest or fees accrue. In the event the Base Rate is changed from time to time hereafter, the rates of interest hereunder based upon the Base Rate automatically and immediately shall be increased or decreased by an amount equal to such change in the Base Rate.

(f)        Intent to Limit Charges to Maximum Lawful Rate. In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. Borrower and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, that, anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, Borrower is and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

(g)        Term SOFR Conforming Changes. In connection with the use or administration of Term SOFR, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Agent will promptly notify Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

2.7.             Crediting Payments. The receipt of any payment item by Agent shall not be required to be considered a payment on account unless such payment item is a wire transfer of immediately available federal funds made to Agent’s Account or unless and until such payment item is honored when presented for payment. Should any payment item not be honored when presented for payment, then Borrower shall be deemed not to have made such payment and interest shall be calculated accordingly. Anything to the contrary contained herein notwithstanding, any payment item shall be deemed received by Agent only if it is received into Agent’s Account on a Business Day on or before 2:00 p.m. If any payment item is received into Agent’s Account on a non-Business Day or after 2:00 p.m. on a Business Day (unless Agent, in its sole discretion, elects to credit it on the date received), it shall be deemed to have been received by Agent as of the opening of business on the immediately following Business Day. Notwithstanding the foregoing, at any time that cash dominion is in effect pursuant to the Guaranty and Security Agreement, amounts received in each Deposit Account will be transferred to Agent’s Account on the Business Day following receipt of such amount in such Deposit Account.

2.8.            Designated Account. Agent is authorized to make the Term Loans. Borrower agrees to establish and maintain the Designated Account with the Designated Account Bank for the purpose of receiving the proceeds of Term Loans requested by Borrower and made by Agent or the Lenders hereunder. Unless otherwise agreed by Agent and Borrower, any Term Loan or requested by Borrower and made by Agent or the Lenders hereunder shall be made to the Designated Account.

2.9.             Maintenance of Loan Account; Statements of Obligations. Agent shall maintain an account on its books in the name of Borrower (the “Loan Account”) on which Borrower will be charged with the Term Loans (including Protective Advances) made by Agent or the Lenders to Borrower or for Borrower’s account, and with all other payment Obligations hereunder or under the other Loan Documents, including, accrued interest, fees and expenses, and Lender Group Expenses. In accordance with Section 2.7, the Loan Account will be credited with all payments received by Agent from Borrower or for Borrower’s account. Agent shall provide to Borrower monthly statements regarding the Loan Account, including the outstanding principal amount of the Term Loans, interest accrued hereunder, fees accrued or charged hereunder or under the other Loan Documents, and at Borrower’s request, a summary itemization of all charges and expenses constituting Lender Group Expenses accrued hereunder or under the other Loan Documents, and each such statement, absent manifest error, shall be conclusively presumed to be correct and accurate and constitute an account stated between Borrower and the Lender Group unless, within 30  days after Agent first provides such a statement to Borrower, Borrower shall deliver to Agent written objection thereto describing the error or errors contained in such statement.

2.10.	Fees.

(a)        Fees. Borrower shall pay to Agent, for the account of Agent or the Lenders, as applicable, as and when due and payable under the terms of the Fee Letter, the fees set forth in the Fee Letter.

(b)        [Reserved].

(c)        Appraisal, Valuation and Other Fees. Borrower shall pay to Agent, as and when incurred or chargeable the fees, charges and expenses paid or incurred by Agent (including out-of-pocket expenses (including travel, meals, and lodging)) of (a) one or more third Persons employed by it to appraise the Real Property Collateral, or any portion thereof; provided that so long as no Event of Default shall have occurred and be continuing during a calendar year, Borrower shall not be obligated to reimburse Agent for more than one real property appraisal per property in such calendar year, and (b) a Construction Consultant; and provided, further that so long as no Event of Default shall have occurred and be continuing, the fees, charges and expenses payable under this Section 2.10(c) shall not exceed $100,000 during a calendar year.

(d)       Applicable Premium.

(i)        Upon the occurrence of an Applicable Premium Trigger Event, Borrower shall pay to Agent, for the account of the Lenders in accordance with their Pro Rata Shares, the Applicable Premium.

(ii)        Any Applicable Premium payable in accordance with this Section 2.10(d) shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Applicable Premium Trigger Event and the Loan Parties agree that it is reasonable under the circumstances currently existing and it does not constitute unmatured interest under the Loan. THE LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY ACCELERATION. The Loan Parties expressly agree that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Applicable Premium; (D) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph; (E) their agreement to pay the Applicable Premium is a material inducement to Lenders to provide the Commitments and make the Loans, and (F) the Applicable Premium represents a good faith, reasonable estimate and calculation of the lost profits or damages of Agent and the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to Agent and the Lenders or profits lost by Agent and the Lenders as a result of such Applicable Premium Trigger Event.

2.11.       Reserve Account.

(a)        Borrower agrees to establish and maintain all of the reserves and escrows required in this Section 2.11. All sums so reserved or escrowed shall be held in separate deposit accounts established and maintained with Agent (or at a depository institution satisfactory to Agent) and subject to a Control Agreement at all times. No such sums shall be deemed to be held in trust for the benefit of any of the Loan Parties. No interest shall be payable on any funds so reserved or escrowed. All sums so reserved or escrowed shall be part of the Collateral and shall constitute additional security for all of the Obligations. If Agent at any time determines in its Permitted Discretion that the amount on deposit in any reserve or escrow pursuant to any of Sections 2.11 is insufficient for its intended purposes, Borrower shall, within ten (10) days following notice from Agent, deposit such additional sums as may be required by Agent.

(b)        Borrower shall pay to Agent, for the benefit of itself and Lenders, on the Closing Date an interest reserve in the amount equal to $3,000,000.00 (the “Interest Reserve”). Such amounts will be deposited into a separate account with Agent (or at a depository institution satisfactory to Agent (in either event, the “Interest Reserve Account”).

(c)        As additional security for the payment and performance of the Obligations, each Borrower hereby unconditionally and irrevocably assigns, conveys, pledges, mortgages, transfers, delivers, deposits, sets over and confirms unto Agent, and hereby grants to Agent, for the benefit of itself and Lenders, a security interest in all sums on deposit or due under the Loan Documents, including (i) the Interest Reserve Account, (ii) all accounts, contract rights and general intangibles or other rights and interests pertaining thereto, (iii) all sums now or hereafter therein or represented thereby, (iv) all replacements or substitutions thereof, (v) all instruments and documents now or hereafter evidencing the Interest Reserve Account or such accounts, (vi) all powers, options, rights, privileges and immunities pertaining to the Interest Reserve Account (including the right to make withdrawals therefrom), and (vii) all proceeds of the foregoing. Each Loan Party hereby authorizes and consents to the account into which the Interest Reserve has been deposited being held in the Borrower’s name, the Agent’s name or the name of any entity servicing the Term Loans for Agent and hereby acknowledges and agrees that Agent, or at Agent’s election, such servicing agent, shall have exclusive control over said account. Upon the occurrence of an Event of Default, Agent may, without notice or demand on any Loan Party, at its option: (A) withdraw any or all of the funds (including interest) then remaining in the Interest Reserve Account and apply the same, after deducting all costs and expenses of safekeeping, collection and delivery (including reasonable attorneys’ fees, costs and expenses) to the Obligations in such manner as Agent shall deem appropriate in its Permitted Discretion, and the excess, if any, shall be paid to Borrower, (B) exercise any and all rights and remedies of a secured party under any applicable UCC or PPSA, or (C) exercise any other remedies available at law or in equity. No such use or application of the funds contained in the Interest Reserve Account shall be deemed to cure any Default or Event of Default. Upon demand of Agent, Borrower shall, within three (3) days following notice from Agent, replenish the Interest Reserve Account to restore any sums so applied by Agent.

(d)        The Interest Reserve Account is solely for the protection of Agent (for the benefit of itself and the Lenders) and entail no responsibility on Agent’s part beyond the payment of the respective costs and expenses in accordance with the terms of this Agreement and beyond the allowing of due credit for the sums actually received. Upon full payment of the Obligations in accordance with the terms of this Agreement or at such earlier time as Agent may elect, the balance in the Interest Reserve Account then in Agent’s possession shall be paid over to Borrower and no other party shall have any right or claim thereto.

2.12.       Special Provisions Applicable to Term SOFR.

(a)        Term SOFR may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs (other than Taxes which shall be governed by Section 16), in each case, due to changes in applicable law occurring subsequent to the commencement of the then applicable interest period, or pursuant to any Change in Law or change in the reserve requirements imposed by the Board of Governors, which additional or increased costs would increase the cost of funding or maintaining loans bearing interest at Term SOFR. In any such event, the affected Lender shall give Borrower and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender.

(b)        Subject to the provisions set forth in Section 2.12(c)(iii) below, in the event that any change in market conditions or any Change in Law shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to determine or charge interest rates at the Term SOFR Reference Rate, Term SOFR or SOFR, such Lender shall give notice of such changed circumstances to Agent and Borrower and Agent promptly shall transmit the notice to each other Lender and in the case of any such Term Loans of such Lender that are outstanding and that are determined with reference to Term SOFR, interest upon the Term Loans of such Lender after the date specified in such Lender’s notice shall accrue interest at the rate then applicable to Term Loans without reference to the Term SOFR component thereof and Term Loans shall not be determined with reference to the Term SOFR component thereof, in each case, until such Lender determines that it would no longer be unlawful or impractical to do so.

(c)       Benchmark Replacement Setting.

(i)        Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, Agent and Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after Agent has posted such proposed amendment to all affected Lenders and Borrower so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.12 (c) will occur prior to the applicable Benchmark Transition Start Date.

(ii)        Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii)        Notices; Standards for Decisions and Determinations. Agent will promptly notify Borrower and the Lenders of (1) the implementation of any Benchmark Replacement and (2) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Agent will promptly notify Borrower of the removal or reinstatement of any tenor of a Benchmark. Any determination, decision or election that may be made by Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12(c)(iii), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.12.

(d)        Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (1) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (I) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by Agent in its reasonable discretion or (II) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then Agent may modify the tenor (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (2) if a tenor that was removed pursuant to clause (1) above either (I) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (II) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then Agent may modify the tenor (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)        No Requirement of Matched Funding. Anything to the contrary contained herein notwithstanding, neither Agent, nor any Lender, nor any of their Participants, is required actually to match fund any Obligation as to which interest accrues at Term SOFR or the Term SOFR Reference Rate.

2.13.	[Reserved].

3.	CONDITIONS; TERM OF AGREEMENT.

3.1.            Conditions Precedent to the Initial Term Loan. The obligation of each Lender to make the Initial Term Loan provided for hereunder is subject to the fulfillment, to the satisfaction of Agent and each Lender, of each of the conditions precedent set forth on Schedule 3.1 (the making of such Term Loan by a Lender being conclusively deemed to be its satisfaction or waiver of the conditions precedent).

3.2. Conditions Precedent to Delayed Draw Term Loans. The obligation of the Lender Group (or any member thereof) to make the Delayed Draw Term Loans hereunder (or to extend any other credit hereunder) at any time during the DDTL Availability Period shall be subject to the following conditions precedent:

(a) The Borrower shall deliver a Notice of Borrowing to Agent at least seven (7) Business Days prior to the proposed Delayed Draw Borrowing Date;

(b) Agent shall have received the monthly financial reporting and the quarterly financial reporting required pursuant to Section 5.1 for all periods and Parent’s financial results for such periods shall be reasonably satisfactory to Agent in its Permitted Discretion; provided that such results are deemed satisfactory if the Borrower would be in pro forma compliance with clauses (c), (d) and (e) below based on such financial reports;

(c) With respect to any request to make a Delayed Draw Term Loan on or after December 31, 2022, Agent shall be satisfied that after giving effect to the making of such Delayed Draw Term Loans on a pro forma basis, Borrower shall have a Debt Service Coverage Ratio, measured on a fiscal quarter-end basis, of at least 1.40:1.00 for the most recently ended fiscal quarter on a pro forma basis;

(d) With respect to the First Delayed Draw Term Loan, (i) sales revenue generated from the [REDACTED] Property shall be at least $15,000,000 for most recently ended three (3) month period and for which financial statements for such period have been delivered to Agent; (ii) EBITDA for the most recently ended three (3) month period for [REDACTED], on a consolidating basis, and for which financial statements for such period have been delivered to Agent shall be at least $2,250,000; and (iii) Annualized EBITDA for the Loan Parties and their Restricted Subsidiaries on a consolidated basis for the most recently ended three (3) month period and for which financial statements for such period have been delivered to Agent shall be greater than $0;

(e) With respect to the Second Delayed Draw Term Loan, (i) sales revenue generated from the [REDACTED] Property shall be at least $30,000,000 for the most recently ended three (3) month period and for which financial statements for such period have been delivered to Agent; (ii) EBITDA for the most recently ended three (3) month period for [REDACTED], on a consolidating basis, and for which financial statements for such period have been delivered to Agent shall be at least $4,500,000; and (iii) Annualized EBITDA for the Loan Parties and their Restricted Subsidiaries on consolidated basis for the most recently ended three (3) month period and for which financial statements for such period have been delivered to Agent, shall be greater than $0;

(f) Agent shall have received an Acceptable Appraisal conducted within and dated no more than 60 days prior to such Delayed Draw Borrowing Date for each of the [REDACTED] Property, the [REDACTED] Property and the [REDACTED] Property;

(g) After giving effect to the making of such Delayed Draw Term Loans on a pro forma basis, the LTV Ratio shall be no more than 50% based upon the most recent Acceptable Appraisals;

(h) Agent shall have received a Construction Progress Report certified by an Authorized Person as to progress and completion with respect to the Construction Budget and Timetable for each Phase;

(i) Agent shall have received the Plans and Specifications and Construction Budget and Timetable for the next Phase of the [REDACTED] Project Work at least 45 days prior to the date of such Delayed Draw Term Loan and such Plans and Specifications and Construction Budget and Timetable shall be in form and substance satisfactory to Agent (including the date of Completion for such Phase);

(j) Prior to the First Delayed Draw Term Loan, Phase I of the [REDACTED] Project Work shall have been Completed and prior to the Second Delayed Draw Term Loan, Phase II of the [REDACTED] Project Work shall have been Completed, in each case as certified by the Construction Consultant;

(k) Agent shall have received a “date down endorsement” to the mortgage policies in the form and substance satisfactory to Agent insuring the Lien of each of the [REDACTED] Mortgage, [REDACTED] Mortgage and [REDACTED] Mortgage to the date of such Delayed Draw Term Loan, with coverage in an amount no less than the aggregate principal amount of the Term Loans after such Delayed Draw Term Loan is funded, and showing no mechanics' or materialmen's liens or any exception for mechanics or materialmen’s liens potential arising out of pending or recently completed construction and no other new survey or title exceptions with respect to the [REDACTED] Property, [REDACTED] Property and [REDACTED] Property other than Permitted Liens;

(l) Agent or its Construction Consultant shall have inspected the [REDACTED] Property, the [REDACTED] Property, and the [REDACTED] Property, with results satisfactory to Agent;

(m) After giving effect to the making of such Delayed Draw Term Loans, the amount outstanding under the Term Loans (plus any Protective Advances) shall not exceed the amount of the DDTL Borrowing Base;

(n) Agent shall have received any other evidence or information concerning status of completion or Substantial Completion or Completion of any [REDACTED] Project Work that Agent may reasonably request; and

(o) Agent shall have received a certificate stating that the forgoing conditions in clauses (c), (d), (e), (f), (g) and (m) above and Sections 3.3(a) and (b) below have been satisfied, with reasonably detailed supporting calculations with respect to clauses (c), (d), (e), (f), (g), and (m) thereto, in each case, which shall be in form and substance reasonably satisfactory to Agent.

3.3.            Conditions Precedent to all Extensions of Credit. The obligation of the Lender Group (or any member thereof) to make the Term Loans hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a) the representations and warranties of Parent or its Restricted Subsidiaries contained in this Agreement or in the other Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date); and

(b) no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof.

3.4.            Maturity. Subject to Section 3.5 below, this Agreement shall continue in full force and effect for a term ending on the Maturity Date (unless terminated earlier in accordance with the terms hereof).

3.5.             Effect of Maturity. On the Maturity Date, all Commitments of the Lender Group to provide additional credit hereunder shall automatically be terminated and all of the Obligations immediately shall become due and payable without notice or demand and Borrower shall be required to repay all of the Obligations in full. No termination of the obligations of the Lender Group (other than payment in full of the Obligations and termination of the Commitments) shall relieve or discharge any Loan Party of its duties, obligations, or covenants hereunder or under any other Loan Document and Agent’s Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full and the Commitments have been terminated. When all of the Obligations have been paid in full and the Lender Group’s obligations to provide additional credit under the Loan Documents have been terminated irrevocably, Agent will, at Borrower’s sole expense, execute and deliver any termination statements, lien releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent’s Liens and all notices of security interests and liens previously filed by Agent.

4.	REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, each of Parent, Intermediate Holdco, Borrower, and after its formation and execution and delivery of a joinder to this Agreement in accordance with Section 5.21, New Holdco makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each extension of credit made thereafter, as though made on and as of the date of such extension of credit (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date) and such representations and warranties shall survive the execution and delivery of this Agreement:

4.1.       Due Organization and Qualification; Subsidiaries.

(a) Each Loan Party (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state where the failure to be so qualified could reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

(b) Set forth on Schedule 4.1(b) is a complete and accurate description of the authorized Equity Interests of each Loan Party as of the Closing Date, by class, and, as of the Closing Date, a description of the number of shares of each such class that are issued and outstanding. Any preferred Equity Interests issued by Borrower or any other Loan Party does not have any voting rights and does not have any right to convert to a common class of Equity Interest.

(c) Set forth on Schedule 4.1(c) is a complete and accurate list of the Loan Parties’ direct and indirect Subsidiaries, showing: (i) the number of shares of each class of common and preferred Equity Interests authorized for each of such Subsidiaries, and (ii) the number and the percentage of the outstanding shares of each such class owned directly or indirectly by Parent as of the Closing Date. All of the outstanding Equity Interests of each such Subsidiary has been validly issued and is fully paid and non-assessable.

(d) Except as set forth on Schedule 4.1(d), as of the Closing Date there are no subscriptions, options, warrants, or calls relating to any shares of Parent or its Subsidiaries’ Equity Interests, including any right of conversion or exchange under any outstanding security or other instrument. No Loan Party is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its Equity Interests or any security convertible into or exchangeable for any of its Equity Interests.

4.2.       Due Authorization; No Conflict.

(a) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Loan Party.

(b) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, state, provincial, or local law or regulation applicable to any Loan Party or its Restricted Subsidiaries, the Governing Documents of any Loan Party or its Restricted Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Restricted Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any Material Contract of any Loan Party or its Restricted Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to result in a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any Material Contract of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of Material Contracts, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

4.3.             Governmental Consents. The execution, delivery, and performance by each Loan Party of the Loan Documents to which such Loan Party is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation, as of the Closing Date.

4.4.	Binding Obligations; Perfected Liens.

(a) Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(b) Agent’s Liens are validly created, perfected (other than (i) in respect of motor vehicles that are subject to a certificate of title, (ii) money, (iii) letter-of-credit rights (other than supporting obligations), (iv) commercial tort claims (other than those that, by the terms of the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable, are required to be perfected), and (v) any Deposit Accounts and Securities Accounts not subject to a Control Agreement as permitted by Section 7(k)(iv) of the Guaranty and Security Agreement, and subject only to the filing of financing statements, the recordation of the Copyright Security Agreement, the Patent Security Agreement or the Trademark Security Agreement, if any, and the recordation of the Mortgages, in each case, in the appropriate filing offices), and first priority Liens on the Collateral, subject, as to priority, only to Permitted Liens which are non-consensual Permitted Liens, permitted purchase money Liens, or the interests of lessors under Capital Leases.

4.5.            Title to Assets; No Encumbrances. Each of the Loan Parties and its Restricted Subsidiaries has (a) good, marketable, legal, and insurable fee simple title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property including intellectual property), all of their respective assets reflected in their most recent financial statements delivered pursuant to Section 5.1, in each case, except for assets disposed of since the date of such financial statements to the extent permitted hereby and assets that are not material for the operation of its business. All of such assets are free and clear of Liens except for Permitted Liens.

4.6.	Litigation.

(a) There are no actions, suits, or proceedings pending or, to the knowledge of Borrower, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect.

(b) Schedule 4.6(b) sets forth a complete and accurate description, with respect to each of the actions, suits, or proceedings with asserted liabilities in excess of, or that could reasonably be expected to result in liabilities in excess of, $1,000,000 that, as of the Closing Date, is pending or, to the knowledge of Borrower, after due inquiry, threatened against a Loan Party or any of its Subsidiaries, of (i) the parties to such actions, suits, or proceedings, (ii) the nature of the dispute that is the subject of such actions, suits, or proceedings, (iii) the procedural status, as of the Closing Date, with respect to such actions, suits, or proceedings, and (iv) whether any liability of the Loan Parties’ and their Subsidiaries in connection with such actions, suits, or proceedings is covered by insurance.

4.7.       Compliance with Laws.

(a) Other than with respect to Federal Cannabis Laws, no Loan Party nor any of its Restricted Subsidiaries (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Cannabis Laws and Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(b) Other than those Cannabis License set forth on Schedule 4.7(b)(i) the Loan Parties and their Restricted Subsidiaries have all Cannabis Licenses required to conduct their business as currently conducted, each of which are set forth on Schedule 4.7(b)(ii) No Loan Party nor any Restricted Subsidiary sells any Cannabis related product outside the State of California.

(c) Other than as set forth on Schedule 4.7(b)(i), all Cannabis Licenses required to have been issued to enable all Real Property of any Loan Party to be lawfully occupied and used for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect.

4.8.            Financial Statements; No Material Adverse Effect. All historical financial statements relating to the Loan Parties and their Restricted Subsidiaries that have been delivered by Borrower to Agent have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the lack of footnotes and being subject to year-end audit adjustments) and present fairly in all material respects, the Loan Parties’ and their Restricted Subsidiaries’ consolidated financial condition as of the date thereof and results of operations for the period then ended. Since December 31, 2020, except for the matters separately disclosed in writing to Agent, no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Effect with respect to the Loan Parties and their Restricted Subsidiaries.

4.9.	Solvency.

(a)       The Loan Parties, taken as a whole, are Solvent.

(b) No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

4.10.        Employee Benefits. No Loan Party, none of their Restricted Subsidiaries, nor any of their ERISA Affiliates maintains or contributes to any Benefit Plan or Canadian Pension Plan.

4.11.         Environmental Condition. Except as set forth on Schedule 4.11, (a) to Borrower’s knowledge, no Loan Party’s nor any of its Restricted Subsidiaries’ properties or assets has been used by a Loan Party, its Restricted Subsidiaries, or by previous owners or operators in the disposal of, or to produce, store, handle, treat, release, or transport, any Hazardous Materials, where such disposal, production, storage, handling, treatment, release or transport was in violation of, or would create Material Liability under, any applicable Environmental Law, (b) no Loan Party’s nor any of its Restricted Subsidiaries’ properties or assets is designated or identified in any manner pursuant to any environmental protection statute as a Hazardous Materials disposal site, (c) no Loan Party nor any of its Restricted Subsidiaries nor any of their respective facilities or operations has received or is subject to any outstanding written order, consent decree, or settlement agreement with any Person relating to any Environmental Law or Environmental Liability that could reasonably be expected to result in a Material Liability, and (d) no Loan Party nor any of its Restricted Subsidiaries (x) is the subject of any pending, or to Borrower’s knowledge threatened, Environmental Action, or (y) has received written notice from a Governmental Authority regarding a potential violation of Environmental Law. No Loan Party nor any of its Restricted Subsidiaries has received written notice that a Lien arising under any Environmental Law has attached to any revenues or to any Real Property owned or operated by a Loan Party or its Restricted Subsidiaries.

4.12.         Complete Disclosure. All factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Borrower’s industry) furnished by or on behalf of a Loan Party or its Restricted Subsidiaries in writing to Agent or any Lender (including all information contained in the Schedules hereto or in the other Loan Documents) for purposes of or in connection with this Agreement or the other Loan Documents, and all other such factual information taken as a whole (other than forward-looking information and projections and information of a general economic nature and general information about Borrower’s industry) hereafter furnished by or on behalf of a Loan Party or its Restricted Subsidiaries in writing to Agent or any Lender will be, true and accurate, in all material respects, on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided. The Projections delivered to Agent on November 17, 2020 represent, and as of the date on which any other Projections are delivered to Agent, such additional Projections represent, Borrower’s good faith estimate, on the date such Projections are delivered, of the Loan Parties’ and their Restricted Subsidiaries’ future performance for the periods covered thereby based upon assumptions believed by Borrower to be reasonable at the time of the delivery thereof to Agent (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Loan Parties and their Restricted Subsidiaries, and no assurances can be given that such Projections will be realized, and although reflecting Borrower’s good faith estimate, projections or forecasts based on methods and assumptions which Borrower believed to be reasonable at the time such Projections were prepared, are not to be viewed as facts, and that actual results during the period or periods covered by the Projections may differ materially from projected or estimated results).

4.13.        Patriot Act. To the extent applicable, each Loan Party and its Subsidiaries is in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”) and, (c) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), United Nations Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and any similar laws in effect in Canada from time to time. No part of the proceeds of the loans or other extensions of credit made hereunder will be used by any Loan Party or any of their Affiliates, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended and Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada), to the extent applicable to the Loan Parties..

4.14.        Indebtedness. Set forth on Schedule 4.14 is a true and complete list of all Indebtedness of each Loan Party and each of its Restricted Subsidiaries outstanding in an amount in excess of $500,000 (whether owed on an individual basis or in the aggregate), immediately prior to the Closing Date that is to remain outstanding immediately after giving effect to the closing hereunder on the Closing Date and such Schedule accurately sets forth the aggregate principal amount of such Indebtedness as of the Closing Date.

4.15.        Payment of Taxes. Except as otherwise permitted under Section 5.5, all federal, state, provincial, and material local and non-U.S. tax returns and reports of each Loan Party and its Restricted Subsidiaries required to be filed by any of them have been timely filed, and each such tax return or report is complete and accurate in all material respects and all federal, state, provincial, and material local, and non-U.S. Taxes shown on such tax returns to be due and payable and all Taxes, assessments, fees and other governmental charges upon a Loan Party and its Restricted Subsidiaries and upon their respective assets, income, businesses and franchises that are due and payable have been paid when due and payable. Each Loan Party and each of its Restricted Subsidiaries have made adequate provision in accordance with GAAP for all Taxes not yet due and payable. Borrower knows of no proposed Tax assessment against a Loan Party or any of its Restricted Subsidiaries that is not being actively contested by such Loan Party or such Restricted Subsidiary diligently, in good faith, and by appropriate proceedings; provided such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

4.16.        Margin Stock. No Loan Party nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the loans made to Borrower will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

4.17.        Governmental Regulation. No Loan Party nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940, as amended, or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

4.18.        OFAC. Each Loan Party and its Subsidiaries is and will remain in compliance with economic and trade sanctions administered and enforced by OFAC, the U.S. Department of State, the Government of Canada, and any other relevant sanctions authority (“Sanctions”). No Loan Party nor any of its Subsidiaries, nor to the knowledge of the Borrower, any of their respective directors, officers, employees, or agents (a) is a Sanctioned Person or a Sanctioned Entity, (b) has its assets located in Sanctioned Entities, or (c) directly or indirectly engages in dealings with, or derives revenues from investments in or transactions with Sanctioned Persons or Sanctioned Entities. No proceeds of any loan made hereunder will be used directly or indirectly to fund any operations in, finance any investments or activities in, or make any payments to or for the benefit of, a Sanctioned Person or a Sanctioned Entity, or in any other manner that would result in a violation of Sanctions by any Person.

4.19.         Employee and Labor Matters. There is (i) no unfair labor practice complaint or charge pending or, to the knowledge of Borrower, threatened against Parent or its Restricted Subsidiaries before any Governmental Authority, (ii) no claim, charge, grievance, demand for arbitration or arbitration proceeding pending or threatened against Parent or its Restricted Subsidiaries which arises out of or under any collective bargaining agreement or other employment agreement and that could reasonably be expected to result in a material liability, (iii) no settlements with any union or employee, or any order or adverse finding against Parent or Restricted Subsidiaries by any arbitrator, grievance hearing officer, the National Labor Relations Board any of its regional directors, attorneys, ALJs or other officers or representatives that has resulted in any outstanding or unresolved bargaining orders, backpay or other monetary damages that could reasonably be expected to cause a Material Adverse Effect, and (iv) no strike, labor dispute, slowdown, stoppage, interruption or any other job action or grievance pending or threatened against Parent or its Restricted Subsidiaries that could reasonably be expected to result in a Material Adverse Effect, or (iii) to the knowledge of any Borrower, after due inquiry, no union representation question existing with respect to the employees of any Loan Party or its Restricted Subsidiaries and no union organizing activity taking place with respect to any of the employees of any Loan Party or its Restricted Subsidiaries. None of the Loan Parties or any of their Restricted Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or similar state or provincial law which remains unpaid or unsatisfied. The hours worked and payments made to employees of each Loan Party and its Restricted Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable legal requirements, except to the extent such violations could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All material payments due from any Loan Party or its Restricted Subsidiaries on account of wages, employee health and welfare insurance and source deductions, and other benefits have been paid or accrued as a liability on the books of Parent except where the failure to do so could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.20.       Holding Companies.

(a) Parent is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests of Intermediate Holdco, pre-paid insurance policies and Deposit Accounts) or engage in any operations or business (other than the ownership of Intermediate Holdco and its Subsidiaries). Parent is not required to hold any Cannabis Licenses to engage in its operations or business or to maintain its ownership interests in the Intermediate Holdco and its Restricted Subsidiaries. Intermediate Holdco is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests of Borrower) or engage in any operations or business (other than the ownership of Borrower and its Subsidiaries). Intermediate Holdco is not required to hold any Cannabis Licenses to engage in its operations or business or to maintain its ownership interests in its Subsidiaries. Borrower is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests of its Subsidiaries) or engage in any operations or business (other than the ownership of its Subsidiaries). Borrower is not required to hold any Cannabis Licenses to engage in its operations or business or to maintain its ownership interests in the Borrower and its Subsidiaries.

(b) Subject to its formation and execution and delivery of a joinder to this Agreement in accordance with Section 5.21, New Holdco is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests of the Loan Parties other than Borrower, Intermediate Holdco and Parent) or engage in any operations or business (other than the ownership of the Loan Parties other than Borrower, Intermediate Holdco and Parent). New Holdco is not required to hold any Cannabis Licenses to engage in its operations or business or to maintain its ownership interests in its Subsidiaries.

(c) Each Real Estate Subsidiary is an entity formed to hold one or more parcels of Real Property and lease such parcels to Borrower. Other than the foregoing, no Real Estate Subsidiary owns any material assets or engages in any operations or business. No Real Estate Subsidiary has any material liabilities (other than liabilities arising under the Loan Documents).

(d) Each License Holdco is an entity formed to hold the equity interests of one Subsidiary that possesses one or more Cannabis Licenses. Other than the foregoing, no License Holdco owns any material assets or engages in any operations or business. No License Holdco has any material liabilities (other than liabilities arising under the Loan Documents).

4.21.       Anti-Bribery; Anti-Corruption; Anti-Money Laundering Laws.

(a) The Loan Parties and their Subsidiaries are in compliance with (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the anti-bribery and anti-corruption laws of those jurisdictions in which they do business including the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada), to the extent applicable to the Loan Parties (collectively, the “Anti-Corruption Laws”), and (ii) the Anti-Money Laundering Laws.

(b)       None of the Loan Parties nor any of their Subsidiaries has at any time:

(i) offered, promised, paid, given, or authorized the payment or giving of any money, gift or other thing of value, directly or indirectly, to or for the benefit of any employee, official, representative, or other person acting on behalf of any foreign (i.e., non-U.S.) Governmental Authority thereof, or of any public international organization, or any foreign political party or official thereof, or candidate for foreign political office (collectively, “Foreign Official”), for the purpose of: (A) influencing any act or decision of such Foreign Official in his, her, or its official capacity; or (B) inducing such Foreign Official to do, or omit to do, an act in violation of the lawful duty of such Foreign Official, or (C) securing any improper advantage, in order to obtain or retain business for, or with, or to direct business to, any Person; or

(ii) acted or attempted to act in any manner which would subject any of the Loan Parties or their Subsidiaries to liability under any Anti-Corruption Law.

(c) There are, and have been, no allegations, investigations or inquiries with regard to a potential violation of any Anti-Corruption Law by any of the Loan Parties or any of their respective current or former directors, officers, employees, stockholders or agents, or other persons acting or purporting to act on their behalf.

(d) The Loan Parties have adopted, implemented and maintain anti-bribery, anti-corruption and anti-money laundering policies and procedures that are reasonably designed to ensure compliance with the Anti-Corruption Laws and Anti-Money Laundering Laws.

4.22.	Reserved.

4.23.	Reserved.

4.24.	Reserved.

4.25.         Adverse Agreements, Etc. No Loan Party or any of its Restricted Subsidiaries is a party to any Contractual Obligation or subject to any restriction or limitation in any Governing Document or any judgment, order, regulation, ruling or other requirement of a court or other Governmental Authority, which (either individually or in the aggregate) has, or in the future could reasonably be expected (either individually or in the aggregate) to have, a Material Adverse Effect.

4.26.        Permits, Etc. Each Loan Party and its Restricted Subsidiaries has, and is in compliance with, all permits, licenses, authorizations, approvals, entitlements and accreditations required for such Person lawfully to own, lease, manage or operate, or to acquire, each business and Real Property currently owned, leased, managed or operated, or to be acquired, by such Person, except to the extent the failure to have or be in compliance therewith could not reasonably be expected to result in a Material Adverse Effect. Each such permit or authorization is in full force and effect. Except as could not reasonably be expected to result in a Material Adverse Effect, no condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization, approval, entitlement or accreditation described in the preceding sentence, and there is no claim that any such permit, license, authorization, approval, entitlement or accreditation is not in full force and effect.

4.27.        Insurance. Each Loan Party and its Restricted Subsidiaries maintains the insurance and required services and financial assurance as required by law and as required by Section 5.6, Schedule 4.27 sets forth a list of all insurance maintained by each Loan Party and its Restricted Subsidiaries on the Closing Date.

4.28.        Material Contracts. Set forth on Schedule 4.28 is a complete and accurate list as of the Closing Date of all Material Contracts of each Loan Party and its Restricted Subsidiaries, showing the parties and subject matter thereof and amendments and modifications thereto. Each such Material Contract (a) is in full force and effect and is binding upon and enforceable against such Loan Party or Restricted Subsidiary that is a party thereto and, to the best knowledge of such Loan Party, all other parties thereto in accordance with its terms, (b) has not been otherwise amended or modified, and (c) is not in default due to the action of any Loan Party or any Restricted Subsidiary or, to the best knowledge of any Loan Party, any other party thereto.

4.29.	[Reserved]

4.30.	[REDACTED] Project.

(a) Trade Contracts & Permits. True, complete and correct copies of (x) all existing Trade Contracts, and (y) Construction Permits have been delivered to Agent. Such Trade Contracts and Construction Permits are in full force and effect.

(b) Payment for [REDACTED] Project Work. All [REDACTED] Project Work at the [REDACTED] Property performed to date has been paid for and is evidenced by unconditional lien waivers.

(c) Compliance with Trade Contracts. The construction of the [REDACTED] Project Work and the execution, delivery and performance by a Loan Party of its obligations under, and the consummation of the transactions contemplated by, each of the Trade Contracts to which it is a party do not (a) violate any Legal Requirement applicable to such Loan Party, (b) result in a breach of any of the terms, conditions or provisions of, or constitute a default under the organizational documents of such Loan Party, or any mortgage, indenture, agreement, permit, franchise, license, note or instrument to which such Loan Party is a party or by which it or any of its properties is bound, or (c) result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever upon any of the assets of such Loan Party (except as contemplated by this Agreement and by the other Loan Documents).

(d) Plans and Specifications. True, complete and correct copies of the Plans and Specifications for the applicable Phase of the [REDACTED] Project Work have been delivered to Agent. The anticipated use of the [REDACTED] Property complies or will comply in with all Legal Requirements, including, without limitation, all requirements and restrictions pursuant to all applicable zoning, environmental, building, fire, health, and other governmental statutes, ordinances, rules and regulations, as well as the requirements of the appropriate board of fire underwriters or other such similar body acting for and in the locality in which the [REDACTED] Property is located. The Plans and Specifications comply with and conform in all material respects Legal Requirements.

(e) Compliance with Building Codes and Zoning Laws. The current zoning law and declarations covering the [REDACTED] Property permit “as of right” the construction of the [REDACTED] Project Work to be completed in accordance with the Plans and Specifications (as the same are to be updated pursuant to this Agreement) and, upon completion of construction in accordance with the Plans and Specifications (as the same are to be updated pursuant to this Agreement), the current zoning law and declarations covering the [REDACTED] Property permit the [REDACTED] Project Work to be operated and used as contemplated by this Agreement and the other Loan Documents and the [REDACTED] Project Work will be in compliance in all material respects with all zoning, environmental, and other applicable Legal Requirements, restrictions, requirements and easements then in effect. The [REDACTED] Property currently and, upon Substantial Completion of each Phase of the [REDACTED] Project Work, the use thereof will be in all material respects in compliance with all Construction Permits then required, and all other Legal Requirements, and such compliance is not dependent on any land, improvements or facilities not a part of the [REDACTED] Project. There are no pending, or to Borrower’s knowledge, threatened actions, suits or proceedings to revoke, attach, invalidate, rescind or modify the zoning applicable to the [REDACTED] Property or any part thereof, any of the Construction Permits, as currently existing.

(f) Construction Budget and Timetable. The Construction Budget and Timetable for the applicable Phase of the [REDACTED] Project Work) contains all costs and expenses reasonably anticipated to be incurred in connection with the Substantial Completion of such Phase of the [REDACTED] Project and Borrower’s good faith estimate of the project schedule.

(g) Utilities. All of the various utility services required to service the Real Properties for their intended use (i.e., steam supply, electric power, domestic water, sewerage storm water, gas and telecommunications) and other utilities are available to the Real Properties, and are be provided by the local municipalities or utility companies. These utility services are sized to accommodate the capacities necessary to support the building loads and needs based on the contemplated occupancies.

4.31.       Real Property Collateral.

(a) There are no claims for payment for work, labor or materials affecting the Real Property owned by the applicable Loan Party which are or may become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents. All mortgage, recording, stamp, intangible or other similar taxes required to be paid by Borrower or any other Person under applicable legal requirements in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents have been paid.

(b) There are no outstanding options to purchase or rights of first refusal affecting all or any portion of the Real Property Collateral. The surveys for the Real Property Collateral delivered to Agent do not fail to reflect any material matter affecting any Real Property Collateral or the title thereto.

(c) All of the Improvements included in determining the appraised value of the Real Property Collateral lie wholly within the boundaries and building restriction lines of the Real Property Collateral, and no improvement on an adjoining property encroaches upon the Real Property Collateral, and no easement or other encumbrance upon the Real Property Collateral encroaches upon any of the Improvements, except those insured against by the title insurance policy.

(d) Each parcel comprising the Real Property Collateral is a separate tax lot and is not a portion of any other tax lot that is not a part of the applicable Real Property Collateral. There are no pending or proposed special or other assessments for public improvements or otherwise affecting the Real Property Collateral, or any contemplated Improvements to the Real Property Collateral that may result in such special or other assessments.

(e) No condemnation has been commenced or, to the knowledge of any Borrower, is contemplated with respect to all or any portion of any of the Real Property Collateral.

(f) No portion of the Improvements comprising the Real Property Collateral is located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Act of 1994, as amended, or any successor law, or, if located within any such area, the applicable Loan Party has obtained and will maintain flood insurance as set forth in Section 5.6.

4.32.       Subsidiaries

(a) Borrower does not directly or indirectly own or control the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of (i) [REDACTED], a Delaware limited liability company, (ii) [REDACTED], a California limited liability company, (iii) [REDACTED], a California corporation. (iv) [REDACTED], a California corporation, or (v) [REDACTED], a California corporation

(b) The designation of [REDACTED], a California limited liability company, [REDACTED], a California limited liability company and [REDACTED], a California limited liability company, as an Unrestricted Subsidiary on the Closing Date, in each case, satisfies each of the requirements set forth in clauses (a) –(g) of Section 5.23.

4.33.       MVS. The Permitted MVS Redemption will not directly or indirectly result in a Change of Control.

4.34.       Non Voting Preferred Equity Interests. None of the preferred Equity Interests issued by Borrower (a) have any voting power or (b) are convertible into voting Equity Interests of Borrower.

Anything to the contrary notwithstanding in this Section 4, none of the Element Entities are making any of the representations and warranties in Section 4.5, 4.7, 4.15 or 4.26 on the Closing Date; provided that the Element Entities are making all other representations and warranties contained in this Section 4 and on any date after the Closing Date, the Element Entities shall make all of the representations and warranties in this Section 4 subject to any exceptions agreed to in writing by Agent in its sole discretion.

5.       AFFIRMATIVE COVENANTS.

Each of Parent, Intermediate Holdco, Borrower, and after its formation and execution and delivery of a joinder to this Agreement in accordance with Section 5.21, New Holdco and each of their Restricted Subsidiaries covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

5.1.            Financial Statements, Reports, Certificates. Borrower (a) will deliver to Agent, with copies to each Lender, as requested, each of the financial statements, reports, and other items set forth on Schedule 5.1 no later than the times specified therein, (b) agrees that no Restricted Subsidiary of a Loan Party will have a fiscal year different from that of Borrower (other than a Restricted Subsidiary that was acquired in connection with a Permitted Acquisition and such financial statements have been adjusted to align with Parent in a manner satisfactory to Agent), and (c) agrees to maintain a system of accounting that enables Borrower to produce financial statements in accordance with GAAP.

5.2.            Reporting. Borrower will deliver to Agent, with copies to each Lender, as requested, each of the reports set forth on Schedule 5.2 at the times specified therein.

5.3.            Existence. Except as otherwise permitted under Section 6.3 or Section 6.4, each Loan Party will, and will cause each of its Restricted Subsidiaries to, at all times preserve and keep in full force and effect such Person’s valid existence and good standing in its jurisdiction of organization and, except as could not reasonably be expected to result in a Material Adverse Effect, good standing with respect to all other jurisdictions in which it is qualified to do business and any rights, franchises, permits, licenses (including Cannabis Licenses) accreditations, authorizations, or other approvals material to their businesses. Borrower will, and will cause each of its Restricted Subsidiaries to timely seek renewal of, and obtain renewal of each material permit, license or authorization (including Cannabis Licenses) necessary for the lawful operation of its business as currently conducted.

5.4.            Maintenance of Properties. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear, casualty, and condemnation and Permitted Dispositions excepted (and except where the failure to so maintain and preserve assets could not reasonably be expected to result in a Material Adverse Effect).

5.5.            Taxes. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, timely file all tax returns required to be filed by it or in connection with its assets or operations, and timely pay in full all governmental assessments and Taxes imposed, levied, or assessed against it, or any of its assets or in respect of any of its income, Real Property, businesses, or franchises, except to the extent that the validity of such governmental assessment or tax is the subject of a Permitted Protest.

5.6.	Insurance.

(a) Each Loan Party will, and will cause each of its Restricted Subsidiaries to, at Borrower’s expense, maintain insurance respecting each of Borrower’s and its Restricted Subsidiaries’ assets wherever located, covering liabilities, losses or damages as are customarily are insured against by other Persons engaged in same or similar businesses and similarly situated and located, including an “all risk” property insurance policy covering the full replacement value of such Real Property Collateral and including coverage for special causes of loss (e.g. wind, hail and earthquake damage), terrorism insurance, flood insurance for properties in a special flood hazard area, insurance for damage caused by sprinkler system leakage, boilers, boiler tanks and other building systems and equipment, builder’s risk insurance during any period of construction, repair or restoration and such other insurance as may be required by Agent, in each case with insurance companies, in amounts and subject to deductibles as are reasonably acceptable to Agent (it being agreed that maintenance of insurance of the same type, amount, adequacy and scope of the policies in place as in effect on the Closing Date is acceptable to Agent). All such policies of insurance shall be with financially sound and reputable insurance companies acceptable to Agent and in such amounts as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and located and, in any event, in amount, adequacy, and scope reasonably satisfactory to Agent (it being agreed that the amount, adequacy, and scope of the policies of insurance of the Loan Parties in effect as of the Closing Date are acceptable to Agent). All property insurance policies covering the Collateral are to be made payable to Agent for the benefit of Agent and the Lenders, as their interests may appear, in case of loss, pursuant to a standard loss payable endorsement with a standard non-contributory “lender” or “secured party” clause and are to contain such other provisions as Agent may reasonably require to fully protect the Lenders’ interest in the Collateral and to any payments to be made under such policies. All certificates of property and general liability insurance are to be delivered to Agent, with the loss payable (but only in respect of Collateral) and additional insured endorsements in favor of Agent and shall provide for not less than 30 days (10 days in the case of non-payment) prior written notice to Agent of the exercise of any right of cancellation. Borrower shall give Agent prompt notice of any loss exceeding $1,000,000 covered by the casualty or business interruption insurance of any Loan Party or its Restricted Subsidiaries. Upon the occurrence and during the continuance of an Event of Default, Agent shall have the sole right to file claims under any property and general liability insurance policies in respect of the Collateral, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies.

(b) Unless Borrower provides Agent with evidence of the continuing insurance coverage required by this Agreement, Agent may purchase insurance at Borrower’s expense to protect Agent’s and Lenders’ interests in the Collateral. This insurance may, but need not, protect Borrower’s and each other Loan Party’s interests. The coverage that Agent purchases may, but need not, pay any claim that is made against Borrower or any other Loan Party in connection with the Collateral. Borrower may later cancel any insurance purchased by Agent, but only after providing Agent with evidence that Borrower has obtained the insurance coverage required by this Agreement. If Agent purchases insurance for the Collateral, as set forth above, Agent will provide Borrower with prompt notice thereof. Borrower will be responsible for the costs of that insurance, including interest and any other charges that may be imposed with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance and the costs of the insurance may be added to the principal amount of the Term Loans owing hereunder.

(c) Without limiting the foregoing, if at any time the area in which any Real Property that is subject to a Mortgage is located is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), the applicable Loan Party (i) shall obtain flood insurance in such total amount and on terms that are satisfactory to Agent and all Lenders from time to time, and otherwise comply with the Flood Laws or as is otherwise satisfactory to Agent and all Lenders., and (ii) promptly upon the reasonable request of Agent or any Lender, will deliver to Agent or such Lender, as applicable, evidence of such compliance in form and substance reasonably acceptable to Agent or such Lender, including, without limitation, evidence of annual renewals of such insurance.

5.7.       Inspection.

(a) Each Loan Party will, and will cause each of its Restricted Subsidiaries to, permit Agent, any Lender, and each of their respective duly authorized representatives or agents to visit any of its properties and inspect any of its assets or books and records, to examine and make copies of its books and records, and to discuss its affairs, finances, and accounts with, and to be advised as to the same by, its officers and employees (provided an authorized representative of Borrower shall be allowed to be present) at such reasonable times and intervals as Agent or any Lender, as applicable, may designate and, so long as no Default or Event of Default has occurred and is continuing, with reasonable prior notice to Borrower and during regular business hours and no more than three (3) times during any calendar year so long as no Default or Event has occurred and is continuing in which such case no limit shall apply.

(b) Each Loan Party will, and will cause each of its Restricted Subsidiaries to, permit Agent and each of its duly authorized representatives or agents to conduct appraisals and Collateral valuations at such reasonable times and intervals as Agent may designate. Borrower expressly consents and acknowledges that Agent shall conduct such appraisals and Collateral valuations on at least an annual basis as provided herein; provided that Borrower shall only be obligated to pay the costs of such appraisals and Collateral valuations to the extent provided in Section 2.10(c). So long as no Default or Event of Default has occurred and is continuing, Agent agrees to provide Borrower with a copy of the report for any such valuation upon request by Borrower so long as (i) such report exists, (ii) the third person employed by Agent to perform such valuation consents to such disclosure, and (iii) Borrower executes and delivers to Agent a non-reliance letter reasonably satisfactory to Agent.

5.8.            Compliance with Laws. Each Loan Party will, and will cause each of its Restricted Subsidiaries to, comply with the requirements of all applicable laws (including Cannabis Laws), rules, regulations, and orders of any Governmental Authority, other than (i) Federal Cannabis Laws and (ii) laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.9.            Environmental. Each Loan Party will, and will cause each of its Restricted Subsidiaries to,

(a) Keep any property either owned or operated by any Loan Party or its Restricted Subsidiaries free of any Environmental Liens or post bonds or other financial assurances sufficient to satisfy the obligations or liability evidenced by such Environmental Liens,

(b) Comply in all material respects with Environmental Laws and provide to Agent documentation of such compliance which Agent reasonably requests,

(c) Promptly notify Agent of any release of which any Loan Party as knowledge of Hazardous Materials from or onto property owned or operated by any Loan Party or its Restricted Subsidiaries and take any Remedial Actions required by applicable Environmental Laws to abate said release or otherwise to come into compliance, in all material respects, with applicable Environmental Law,

(d) Promptly, but in any event within 15 Business Days of its receipt thereof, provide Agent with written notice of any of the following: (i) notice that an Environmental Lien has been filed against any of the real or personal property of any Loan Party or its Restricted Subsidiaries, (ii) commencement of any Environmental Action or written notice that an Environmental Action will be filed against Parent or its Restricted Subsidiaries, or (iii) written notice of a violation, citation or other administrative order from a Governmental Authority,

(e) Provide reasonable access to Agent and its representatives, consultants and engineers to each property either owned or operated by any Loan Party for purposes of assessing whether said Loan Party (or its Restricted Subsidiary) is in compliance with the covenants set forth in this Section 5.9; provided further that any Loan Party’s obligation to reimburse the costs of such assessment shall be limited to $10,000, once per any calendar year unless an Event of Default has occurred and is continuing.

5.10.         Disclosure Updates. Each Loan Party will, promptly and in no event later than five Business Days after obtaining knowledge thereof, notify Agent if any written information, exhibit, or report furnished to Agent or the Lenders contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made. The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto.

5.11.         Formation of Subsidiaries. Each Loan Party will, at any time after the Closing Date that any Loan Party forms or acquires any direct or indirect Subsidiary (or at any time an Excluded Subsidiary is no longer an Excluded Subsidiary or at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary), within ten (10) days of such formation or Permitted Acquisition (or such later date as permitted by Agent in its sole discretion) (a) unless such Subsidiary is an Excluded Subsidiary, cause such new Subsidiary to provide to Agent a joinder to the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable, together with such other security agreements (including mortgages with respect to any Real Property of such new Subsidiary owned in fee with a fair market value greater than $2,500,000), as well as appropriate financing statements (and with respect to all property subject to a mortgage, fixture filings), all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien (subject to the Permitted Liens) in and to the assets of such newly formed or acquired Subsidiary; provided, that notwithstanding the foregoing, such new Subsidiary shall be required to provide such agreements if and to the extent that such new Subsidiary is providing a guaranty or security agreements in connection with any other Indebtedness of any Loan Party, (b) provide, or cause the applicable Loan Party to provide, to Agent a pledge agreement (or an addendum to the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable) and appropriate certificates and powers or financing statements, pledging all of the direct or beneficial ownership interest in such new Subsidiary in form and substance reasonably satisfactory to Agent; provided, further, that notwithstanding the foregoing, a pledge of 100% of the Equity Interests of any such Subsidiary shall be required if and to the extent that such a pledge is provided in connection with any other Indebtedness of any Loan Party, and (c) provide to Agent all other documentation, including one or more opinions of counsel reasonably satisfactory to Agent, which, in its opinion, is appropriate with respect to the execution and delivery of the applicable documentation referred to above (including policies of title insurance, flood certification documentation and other documentation with respect to all Real Property owned in fee and subject to a mortgage). Any document, agreement, or instrument executed or issued pursuant to this Section 5.11 shall constitute a Loan Document.

5.12.         Further Assurances. Each Loan Party will, and will cause each of the other Loan Parties to, at any time upon the reasonable request of Agent, execute or deliver to Agent any and all financing statements, fixture filings, security agreements, pledges, assignments, mortgages, deeds of trust, subordination and non-disturbance agreements, opinions of counsel, and all other documents (the “Additional Documents”) that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent’s Liens in all of the assets of each of Parent and its Restricted Subsidiaries (whether now owned or hereafter arising or acquired by Parent or any Restricted Subsidiary, tangible or intangible, real or personal but excluding any Excluded Subsidiary), to create and perfect Liens in favor of Agent in any Real Property acquired by Borrower or any other Loan Party that has a fair market value greater than $2,500,000, and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents; provided that notwithstanding the foregoing, such new Subsidiary (other than an Excluded Subsidiary) shall be required to provide such Additional Documents if and to the extent that such new Subsidiary is providing a guaranty or security agreements in connection with any other Indebtedness of any Loan Party. In furtherance of, and not in limitation of, the foregoing, each Loan Party shall take such actions as Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of Parent and its Restricted Subsidiaries (other than Excluded Subsidiaries), including all of the outstanding capital Equity Interests of Loan Parties and their Restricted Subsidiaries Notwithstanding anything to the contrary contained herein (including Section 5.11 and this Section 5.12) or in any other Loan Document, Agent shall not (a) accept delivery of any joinder to any Loan Document with respect to any Subsidiary of any Loan Party that is not a Loan Party if such Subsidiary qualifies as a “legal entity customer” under the Beneficial Ownership Regulation unless such Subsidiary has delivered a Beneficial Ownership Certification in relation to such Subsidiary and Agent has completed its Patriot Act searches, OFAC/PEP searches and customary individual background checks for such Subsidiary, the results of which shall be satisfactory to Agent or (b) accept delivery of any Mortgage from any Loan Party unless each of the Lenders has received 45 days prior written notice thereof and Agent has received confirmation from each Lender that such Lender has completed its flood insurance diligence, has received copies of all flood insurance documentation and has confirmed that flood insurance compliance has been completed as required by the Flood Laws or as otherwise satisfactory to such Lender.

5.13.	[Reserved]

5.14.	[Reserved].

5.15.        OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. Each Loan Party will, and will cause each of its Subsidiaries to, comply with all applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Each of the Loan Parties and its Subsidiaries shall implement and maintain in effect policies and procedures reasonably designed to ensure compliance by the Loan Parties and their Subsidiaries and their respective directors, officers, employees, agents and Affiliates with Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws.

5.16.	Products.

(a) Each Loan Party and its Restricted Subsidiaries and, to their knowledge, their respective contract manufacturers are, and have been for the past three calendar years, in compliance with, and each Cannabis product in current commercial distribution is designed, manufactured, processed, prepared, assembled, packaged, labeled, stored, and held in compliance with all applicable Cannabis Laws and other applicable laws and is free from any defects and not adulterated in any manner unless it could not reasonably be expected, individually or in the aggregate to result in a Material Liability.

(b) Each Loan Party and its Restricted Subsidiaries shall (a) be in compliance with, and each Cannabis product in current commercial distribution is designed, manufactured, processed, prepared, assembled, packaged, labeled, stored, and held in compliance with all applicable Cannabis Laws and other applicable laws in all material respects and not adulterated in any manner unless it could not reasonably be expected, individually or in the aggregate to result in a Material Liability, and (b) maintain processes to assure that all products are free from any defects or, unless it could not reasonably be expected, individually or in the aggregate to result in a Material Liability.

5.17.       Construction Related Covenants.

(a)        [REDACTED] Project Work. The Loan Parties shall (x) cause the construction of any [REDACTED] Project Work substantially in accordance with all approved Plans and Specifications in all material respects, (y) prosecute the construction of the [REDACTED] Project Work with diligence and continuity, in a good and workmanlike manner, and in accordance with all Construction Permits and Legal Requirements in all material respects. The Loan Parties shall cause the construction of the [REDACTED] Project Work to be free and clear of Liens, except as expressly provided for in this Agreement.

(b)       Construction Budget Modifications. The Loan Parties shall not materially adjust or modify the approved Construction Budget and Timetable or Plans and Specifications for any Phase of the [REDACTED] Project Work without the prior written consent of Agent, in its Permitted Discretion.

(c)       Reallocations. Borrower shall not reallocate funds allocated to any hard cost in the Construction Budget and Timetable to soft costs or any other costs or expenses without the prior written consent of Agent, in its Permitted Discretion; provided, that on prior written notice to Agent, Borrower may reallocate actual costs savings for fully completed and funded line items to other line items.

(d)       Inspection of Project and Books and Records; Reports

(i) Borrower agrees to permit Agent, or designated representatives of any of them, to enter upon the [REDACTED] Property during regular business hours upon reasonable advance notice to Borrower, provided that (x) in connection with any inspections by Agent, such inspections do not unreasonably interfere with the operation of the [REDACTED] Property and Agent shall have provided reasonable advance notice of such inspection to Borrower or its representative, and (y) Borrower shall have the right to have a representative present during such access (provided that Borrower’s failure to have such a representative present shall not prevent Agent or designated representatives from any of them from such access), with free access to inspect or examine or, to the extent not located on the [REDACTED] Property but reasonably available, to otherwise make available to Agent (A) all books, contracts and records of a Loan Party or its Affiliates pertaining to the construction of the [REDACTED] Project Work (including, without limitation, shop drawings, as-built drawings, applications for payment, warranties and claims) and (B) any other material documents which are related to the construction of the [REDACTED] Project Work.

(ii) The Loan Parties will promptly provide Agent with copies of any of the items (A) and (B) described in Section 5.17(d)(i) as Agent may from time to time reasonably request. The Loan Parties will make its representatives available at reasonable times during normal business hours with prior written notice to discuss their affairs, finances and accounts relating to the construction of the [REDACTED] Project Work, and will cooperate, and take all reasonable steps to cause each Trade Contractor to cooperate with Agent, or any of their designated representatives, to enable such Person to perform its functions under this Agreement.

(iii) The Loan Parties shall make available to Agent, promptly upon receipt, each monthly progress report and each other report or document prepared with respect to the [REDACTED] Project.

(e)        Construction Permit. Upon request by Agent or its designated representative, Borrower shall make available to Agent or such designated representative true, correct and complete copies of all Construction Permits then currently in effect.

(f)        Change Orders. Borrower shall not initiate, agree to, accept, cause or suffer any Change Order with respect to the [REDACTED] Project Work that is a Material Change Order without Agent’s prior written consent, in its Permitted Discretion.

(g)       Required Construction Notices.

(i)       The Loan Parties shall give notice to Agent promptly upon the occurrence of:

(A)    any cessation of construction of the [REDACTED] Project Work for a period in excess of ten (10) consecutive calendar days; and

(B)    any notice given pursuant to any Material Contract alleging that there has occurred a default or other failure by a Loan Party in the fulfillment of its obligations thereunder.

(ii) Each notice pursuant to this Section 5.17(i) shall be accompanied by a statement of the applicable Loan Party setting forth details of the occurrence referred to therein and stating what action such Loan Party proposes to take with respect thereto, in each case in reasonable detail.

(h)       Final Survey. Borrower will deliver to Agent within ninety (90) days after Completion of each Phase of the [REDACTED] Project Work an updated “as-built” survey, dated no earlier than the date of Completion of the [REDACTED] Project Work, with a certification that there are no encroachments by the [REDACTED] Project Work on land other than the Real Property.

(i)         Delivery of “As-Builts”. The Loan Parties shall deliver final “as-built” electrical, fire and life safety, HVAC, mechanical and plumbing drawings, together with updated and complete architectural and structural drawings and warranties relating to all work done and equipment installed, to Agent within ninety (90) days following Completion of each Phase of the [REDACTED] Project Work.

(j)         Protection Against Liens. Subject to Borrower’s right to contest set forth therein, Borrower shall pay, discharge of record by bonding or otherwise, all claims for labor, materials and services furnished in connection with construction of the [REDACTED] Project Work and take all actions reasonably required to prevent the assertion of claims of Liens against the [REDACTED] Property. The Loan Parties irrevocably appoint, designate and authorize Agent as its agent (such agency being coupled with an interest) with the authority (but no obligation) to file any notice relating to claims of Liens that Agent deems advisable to protect its interests under the Loan Documents. In the event that any stop notice or claim is asserted against Agent by any Person furnishing labor, services, equipment or materials to the [REDACTED] Project Work, upon demand by Agent, Borrower shall take such action as Agent may reasonably require to release Agent from any obligation or liability with respect to such stop notice or claim, including if the claim is being contested in good faith by appropriate proceedings, obtaining a bond or other security, in form, substance and amount reasonably satisfactory to Agent. If Borrower fails to take such action, Agent may, in its sole discretion, file an interpleader action requiring all claimants to interplead and litigate their respective claims, and in any such action Agent shall be released and discharged from all obligations with respect to any funds deposited in court.

5.18.       Zoning. Other than as required in connection with the permitting of the [REDACTED] Project Work in accordance with Legal Requirements and the Plans and Specifications, Borrower shall not initiate or consent to any zoning reclassification of any portion of any Real Property or seek any variance under any zoning ordinance or use or permit the use of any portion of any Real Property in any manner that could reasonably result in such use becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior written consent of Agent.

5.19.       [Reserved].

5.20.       Material Contracts. Perform and observe all material terms and provisions of each Material Contract to be performed or observed by it and maintain each such Material Contract in full force and effect except to the extent such non-compliance could not be reasonably expected to result in a Material Adverse Effect.

5.21.       Post-Closing Obligations. In consideration for Lenders agreeing to make the initial Loans hereunder even though the items listed on Schedule 5.21 hereto were not satisfied on the Closing Date, the Loan Parties shall deliver, or cause to be delivered, to Agent, or otherwise complete to Agent’s satisfaction, the items listed on Schedule 5.21 within the time periods designated thereon (unless such time periods are extended by Agent).

5.22.       No Demolition or Major Alterations. All Major Alterations at any Real Property Collateral shall be reasonably related to the conduct of the Loan Parties’ business activities as in effect on the Closing Date and with respect to the [REDACTED] Property in accordance with the approved Construction Budget and Timetable or Plans and Specifications. Borrower shall provide at least ten (10) Business Days’ prior written notice (together with supporting detail regarding such Major Alteration) of any Major Alterations and will not commence any Major Alterations at any Real Property Collateral until such notice is given and such period has passed other than (a) Major Alterations which are solely for the purpose of converting existing greenhouses on the [REDACTED] Property to grow and cultivate Cannabis and (b) those Major Alterations set forth on Schedule 5.22. In addition, Borrower shall not demolish all or any portion of the Improvements after Substantial Completion of the respective Phase of the [REDACTED] Project Work and, after Substantial Completion of a Phase of the [REDACTED] Project Work, shall not commence any Major Alterations with respect to such Phase. Without limitation to the foregoing, it is expressly understood and agreed that Agent may require, in connection with any Major Alteration at any Real Property Collateral, any plans or architectural drawings with respect to such proposed alteration, a cost budget with respect thereto, an approved construction budget, an approved general contractor, approved major subcontractors and verification that such proposed construction project shall not create a material hindrance to the ongoing operations or financial performance of the applicable Real Property Collateral.

5.23.       Designation of Subsidiaries. Any Subsidiary of Borrower formed or acquired after the Closing Date at the option of the Borrower may be designated by the Borrower to Agent as being an Unrestricted Subsidiary by written notice from Borrower; provided, that (a) as of the date of any such designation and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom, (b) no Loan Party may be designated as an Unrestricted Subsidiary, (c) no Restricted Subsidiary may be designated as an Unrestricted Subsidiary if it was previously designated an Unrestricted Subsidiary, (d) Agent shall have received an updated Borrowing Base Certificate (giving pro forma effect to such Unrestricted Subsidiary designation) and (i) the aggregate principal amount of all Initial Term Loans (including any Protective Advances) outstanding as of the date of such designation date shall not exceed the Initial Borrowing Base reflected in such Borrowing Base Certificate (as adjusted for any Reserves) and (ii) the aggregate principal amount of all Loans outstanding as of the date of such designation date shall not exceed the DDTL Borrowing Base reflected in such Borrowing Base Certificate (as adjusted for any Reserves), (e) after giving effect to such designation, Borrower is in compliance on a pro forma basis with the financial covenants in Section 7 applicable to Borrower at the time of such designation and recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1, (f) no Unrestricted Subsidiary shall own any (A) Real Property Collateral, (C) any licenses (including Cannabis Licenses) that are material to the business of the Loan Parties, or (B) intellectual property that is material to the business of the Loan Parties, (g) at the time of designation, such Subsidiary does not have assets in excess of $500,000 or generate revenue in excess of $500,000 for the most recently ended 12 month period, and (h) Agent shall have received an officer’s certificate executed by an Authorized Person of Borrower certifying compliance with the requirements of the preceding clauses (a) through (g). The designation of any Subsidiary formed or acquired after the Closing Date as an Unrestricted Subsidiary shall constitute an Investment by Borrower therein at the date of designation in an amount equal to the fair market value of Borrower’s or its Restricted Subsidiary’s (as applicable) investment therein. Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary for purposes of this Agreement. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time. Notwithstanding the foregoing, no Unrestricted Subsidiary may hold any Indebtedness, Liens or Equity Interests of any Loan Party or any Restricted Subsidiary (or any of their respective assets).

6.             NEGATIVE COVENANTS.

Each of Parent, Intermediate Holdco, Borrower, and after its formation and execution and delivery of a joinder to this Agreement in accordance with Section 5.21, New Holdco, and each of their Restricted Subsidiaries covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations:

6.1.         Indebtedness. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except for Permitted Indebtedness.

6.2.         Liens and Negative Pledge. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens. Without limiting, the foregoing, no Loan Party will sell, transfer, assign, exchange or otherwise convey, either voluntarily or involuntarily, all or any portion of any Real Property Collateral owned (including any partial ownership interest) by it or grant or permit to exist any mortgage, pledge, lien, security interest, hypothecation or other encumbrance of any kind upon any such Real Property Collateral other than those leases set forth on Schedule R-2.

6.3.         Restrictions on Fundamental Changes. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to,

(a)       Other than in order to consummate a Permitted Acquisition, enter into any merger, amalgamation, consolidation, reorganization, or recapitalization, or reclassify its Equity Interests, except for (i) any merger between Loan Parties (other than any Real Estate Subsidiary or License Holdco or Parent ), provided, that Borrower and New Holdco must be the surviving entity of any such merger to which it is a party and no merger amalgamation may occur between Parent and Borrower or Parent and Intermediate Holdco or Parent and New Holdco, (ii) any merger between a Loan Party and a Subsidiary of such Loan Party that is not a Loan Party so long as such Loan Party is the surviving entity of any such merger, (iii) any merger between Subsidiaries of any Loan Party that are not Loan Parties, and (iv) the Permitted MVS Redemption, or

(b)       liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution), except for (i) the liquidation or dissolution of non-operating Subsidiaries of any Loan Party with nominal assets and nominal liabilities, (ii) the liquidation or dissolution of a Loan Party (other than Parent, Intermediate Holdco, New Holdco or Borrower) or any of its wholly-owned Subsidiaries so long as all of the assets (including any interest in any Equity Interests) of such liquidating or dissolving Loan Party or Subsidiary are transferred to a Loan Party that is not liquidating or dissolving, (iii) the liquidation or dissolution of a Subsidiary of any Loan Party that is not a Loan Party (other than any such Subsidiary the Equity Interests of which (or any portion thereof) is subject to a Lien in favor of Agent) so long as all of the assets of such liquidating or dissolving Subsidiary of a Loan Party are transferred to a Subsidiary of Loan Party that is not liquidating or dissolving, or (iv) the Permitted MVS Redemption.

6.4.         Disposal of Assets. Other than Permitted Dispositions or transactions expressly permitted by Sections 6.3 or 6.9, each Loan Party will not, and will not permit any of its Restricted Subsidiaries to convey, sell, lease, license, assign, transfer, or otherwise dispose of (or enter into an agreement to convey, sell, lease, license, assign, transfer, or otherwise dispose of) any of its or their assets (including by an allocation of assets among newly divided limited liability companies pursuant to a “plan of division”).

6.5.         Nature of Business. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to make any change in the nature of its or their business as described in Schedule 6.5 or acquire any properties or assets that are not reasonably related to the conduct of such business activities; provided, that the foregoing shall not prevent any Loan Party and its Restricted Subsidiaries from engaging in any business that is reasonably related or ancillary to its or their business.

6.6.         Prepayments and Amendments, Etc. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries or (as applicable) to,

(a)        Except in connection with Refinancing Indebtedness expressly permitted by Section 6.1,

(i)       optionally prepay, redeem, defease, purchase, or otherwise acquire any Indebtedness of any Loan Party or its Restricted Subsidiaries, other than (A) the Obligations in accordance with this Agreement, (B) Permitted Intercompany Advances, (C) other Indebtedness in an aggregate amount not to exceed $500,000 in any one fiscal year or $2,500,000 in the aggregate during the term of the Agreement, or

(ii)     make any payment on account of any Indebtedness that has been contractually subordinated in right of payment to the Obligations (including the Subordinated Indebtedness), or

(b)       Directly or indirectly, amend, modify, or change any of the terms or provisions of

(i)    any agreement, instrument, document, indenture, or other writing evidencing or concerning Permitted Indebtedness other than (A) the Obligations in accordance with this Agreement, (B) [reserved], (C) Permitted Intercompany Advances, (D) Indebtedness permitted under clauses (c), (h), (j) and (k) of the definition of Permitted Indebtedness and (E) Indebtedness permitted under clauses (b), (e), (f), (g), (i), (l), (m), (n) (o), (p), (r), and (s), if the effect thereof, either individually or in the aggregate, could not reasonably be expected to be materially adverse to the interests of the Lenders, without prior written consent of the Agent (it being understood that any amendment, modification, or change which would result in such Indebtedness contravening the requirements of Refinancing Indebtedness (regardless of whether such Indebtedness is being refinanced or not) shall in any event be deemed to be materially adverse to the interests of the Lenders),

(ii)       any term or condition of the Governing Documents of any Loan Party or any of its Restricted Subsidiaries if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of the Lenders, without prior written consent of the Agent (it being understood that any amendments, modifications or change to any of the terms and provisions set forth in Part I, Article 10 and Part II, Article 3 of the Amended and Restated Articles of Intermediate Holdco shall in any event be deemed to be materially adverse to the interests of the Lenders) or

(iii)      any Material Contract if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of the Lenders.

6.7.       Restricted Payments. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to make any Restricted Payment other than (a) the Permitted Preferred Equity Payments, (b) the Permitted Preferred Equity Redemption and (c) the Permitted MVS Equity Redemption. Anything to the contrary contained herein notwithstanding (including clauses (a) through (c) herein), each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, make any Restricted Payment if such Restricted Payment would result in the “Additional Amount” (as defined in the Governing Documents (as in effect on the Closing Date) of Intermediate Holdco. of being greater than $0.

6.8.         Accounting Methods. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to modify or change its fiscal year or its method of accounting (other than as may be required to conform to GAAP).

6.9.         Investments. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment except for Permitted Investments.

6.10.        Transactions with Affiliates. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction with any Affiliate of any Loan Party or any of its Subsidiaries except for:

(a)       transactions (other than the payment of management, consulting, monitoring, or advisory fees) between such Loan Party or its Restricted Subsidiaries, on the one hand, and any Affiliate of such Loan Party or its Subsidiaries, on the other hand, so long as such transactions (i) are fully disclosed to Agent prior to the consummation thereof, if they involve one or more payments by such Loan Party or its Restricted Subsidiaries in excess of $1,500,000 for any single transaction or series of related transactions, and (ii) are no less favorable, taken as a whole, to such Loan Party or its Restricted Subsidiaries, as applicable, than would be obtained in an arm’s length transaction with a non-Affiliate,

(b)       so long as it has been approved by Parent’s or its applicable Subsidiary’s board of directors (or comparable governing body) in accordance with applicable law, any indemnity provided for the benefit of directors (or comparable managers) of a Loan Party or one of its applicable Subsidiary,

(c)       so long as it has been approved by such Loan Party’s or such Subsidiary’s board of directors (or comparable governing body) in accordance with applicable law, the payment of reasonable compensation, severance, or employee benefit arrangements to employees, officers, and outside directors of a Loan Party or one of its Restricted Subsidiaries in the ordinary course of business and consistent with industry practice,

(d)       transactions permitted by Section 6.3 or Section 6.7, or any Permitted Intercompany Advance,

(e)       (i) transactions solely among the Loan Parties (other than Parent or Intermediate Holdco or New Holdco), and (ii) transactions solely among Subsidiaries of Loan Parties that are not Loan Parties,

(f)        the Permitted MVS Redemption, and

(g)       those transactions described and set forth on Schedule 6.10.

6.11.       Use of Proceeds. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to use the proceeds of any loan made hereunder for any purpose other than (a) on the Closing Date, (i) to pay the fees, costs, and expenses incurred in connection with this Agreement, the other Loan Documents, and the transactions contemplated hereby and thereby, in each case, as set forth in the Flow of Funds Agreement and (ii) to make improvements to the [REDACTED] Property using the proceeds of the Initial Term Loans, as set forth in the Flow of Funds Agreement, (b) thereafter, consistent with the terms and conditions hereof, for their lawful and permitted purposes, including for general working capital; provided that no part of the proceeds of the Term Loans will be used to (i) purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors or (ii) to directly or indirectly fund any operations in, finance any investments or activity in, or make any payments to or for the benefit of, a Sanctioned Person or a Sanctioned Entity, or in any other manner that would result in a violation of Sanctions by any Person, Anti-Corruption Laws or Anti-Money Laundering Laws.

6.12.       Limitation on Issuance of Equity Interests. Except for the issuance by Parent from time to time after the Closing Date of Qualified Equity Interests, Parent will not, and will not permit any of its Restricted Subsidiaries to issue or sell or enter into any agreement or arrangement for the issuance or sale of any of its Equity Interests.

6.13.	Holding Companies.

(a)       Parent will not incur any liabilities (other than liabilities arising under the Loan Documents, the Permitted MVS Redemption, liabilities in connection with professional services and regulatory and securities exchange filings and the incurrence of unsecured guarantees in connection with real property leases of Unrestricted Subsidiaries for retail space), own or acquire any assets (other than the Equity Interests of Intermediate Holdco) or engage itself in any operations or business, except in connection with its ownership of Borrower and its rights and obligations under the Loan Documents. Intermediate Holdco will not incur any liabilities (other than liabilities arising under the Loan Documents), own or acquire any assets (other than the Equity Interests of Borrower) or engage itself in any operations or business, except in connection with its ownership of Borrower and its rights and obligations under the Loan Documents. New Holdco will not incur any liabilities (other than liabilities arising under the Loan Documents), own or acquire any assets (other than the Equity Interests of the Loan Parties with the exception of Parent, Intermediate Holdco and Borrower) or engage itself in any operations or business, except in connection with its ownership of such Loan Parties and its rights and obligations under the Loan Documents.

(b)       Borrower will not incur any liabilities (other than liabilities arising under the Loan Documents), own or acquire any assets (other than the Equity Interests of its Subsidiaries) or engage itself in any operations or business, except in connection with its ownership of Subsidiaries and its rights and obligations under the Loan Documents.

(c)       Parent and its Restricted Subsidiaries will not permit any of the Real Estate Subsidiaries to incur any liabilities (other than liabilities arising under the Loan Documents), own or acquire any assets (other than Real Property leased to Borrower), or engage itself in any operations or business, except in connection with its rights and obligations under the Loan Documents. Except as set forth on Schedule 6.13(c), Parent and its Subsidiaries will not permit any Real Property to be owned or acquired by any Person other than a Real Estate Subsidiary.

(d)       Parent and its Restricted Subsidiaries will not permit any of the License Holdcos to incur any liabilities (other than liabilities arising under the Loan Documents), own or acquire any assets (other than the equity interests of a Subsidiary that possesses one or more Cannabis Licenses), or engage itself in any operations or business, except in connection with its rights and obligations under the Loan Documents. Parent and its Restricted Subsidiaries will not permit any Cannabis Licenses material to the operation of their businesses to be owned or acquired by any Person other than (i) a Loan Party or (ii) Restricted Subsidiary whose equity interests are owned by a Loan Party.

6.14.       Real Property Leases. Parent and its Restricted Subsidiaries shall not, without the prior written consent of Agent, (i) enter into any lease with respect to the Real Property Collateral other than those leases set forth on Schedule R-2; (ii) cancel or terminate any lease with respect to the Real Property Collateral other than with respect to the termination of the Houweling Lease; (iii)    amend, modify or waive the provisions of any lease with respect to the Real Property Collateral in any material respect other than with respect to the termination of the Houweling Lease; (iv) enter into any lease with a Subsidiary that is not a Loan Party or any Unrestricted Subsidiary or any Affiliate of a Loan Party other than those leases set forth on Schedule R-2 and leases entered into the ordinary course so long as such transactions (A) are fully disclosed to Agent prior to the consummation thereof, if they involve one or more payments by such Loan Party or its Restricted Subsidiaries in excess of $1,500,000 for any single transaction or series of related transactions, and (B) are no less favorable, taken as a whole, to such Loan Party or its Restricted Subsidiaries, as applicable, than would be obtained in an arm’s length transaction with a non-Affiliate, or (v) amend, modify or waive the provisions of any lease between a Loan Party and (A) any Subsidiary that is not a Loan Party or (B) any Affiliate of a Loan Party, in a manner that could be reasonably adverse to the interests of the Lender Group.

6.15.       Development and Air Rights. Borrower shall not sell or transfer any development rights, air rights or similar or comparable rights of any nature whatsoever now or hereafter appurtenant to any Real Property without the prior written consent of Agent.

6.16.	OFAC; Patriot Act; Anti-Corruption Laws; Anti-Money Laundering Laws.

No Loan Party shall, and no Loan Party shall permit its Subsidiaries to fail to comply with the laws, regulations and executive orders referred to in Sections 4.13, 4.18 and 4.21.

6.17. Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to create or otherwise cause, incur, assume, suffer or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary of any Loan Party (i) to pay cash dividends or to make any other cash distribution on any shares of Equity Interests of such Restricted Subsidiary owned by any Loan Party or any of its Restricted Subsidiaries, (ii) to pay or prepay or to subordinate any Indebtedness owed to any Loan Party or any of its Restricted Subsidiaries, (iii) to make loans or advances to any Loan Party or any of its Restricted Subsidiaries or (iv) to transfer any of its property or assets to any Loan Party or any of its Restricted Subsidiaries, or permit any of its Restricted Subsidiaries to do any of the foregoing; provided, however, that nothing in any of clauses (i) through (iv) of this Section 6.17 shall prohibit or restrict compliance with:

(a)        the Agreement and the other Loan Documents;

(b)       any agreement governing Permitted Indebtedness described in clauses (b), (n), (o) or (p) of the definition thereof or any extension, replacement or continuation of any such agreement; provided, that, any such encumbrance or restriction contained in such extended, replaced or continued agreement is no less favorable to Agent and the Lenders than the encumbrance or restriction under or pursuant to the agreement so extended, replaced or continued;

(c)        any applicable law, rule or regulation (including, without limitation, applicable currency control laws and applicable state or other applicable corporate statutes restricting the payment of dividends in certain circumstances);

(d)       in the case of clause (iv) above, (1) customary restrictions on the subletting, assignment or transfer of any specified property or asset set forth in a lease, license, asset sale agreement or similar contract for the conveyance of such property or asset and (2) any agreement governing Permitted Indebtedness described in clauses (c) or (r) of the definition thereof or any other instrument or other document evidencing a Permitted Lien (or the Indebtedness secured thereby), in each case from restricting on customary terms the transfer of any property or assets subject thereto;

(e)       customary restrictions on dispositions of real property interests in reciprocal easement agreements;

(f)        customary restrictions in agreements for the sale of assets on the transfer or encumbrance of such assets during an interim period prior to the closing of the sale of such assets; customary restrictions in contracts that prohibit the assignment of such contract;

(g)       customary provisions in joint venture agreements and applicable solely to such joint venture.

6.18.       Limitations on Negative Pledges. Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to enter into, incur or permit to exist, or permit any Subsidiary to enter into, incur or permit to exist, directly or indirectly, any agreement, instrument, deed, lease or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Loan Party or any Restricted Subsidiary of any Loan Party to create, incur or permit to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, or that requires the grant of any security for an obligation if security is granted for another obligation, except the following: (a) the Agreement and the other Loan Documents, (b) restrictions or conditions imposed by any agreement relating to secured Indebtedness (x) described in clauses (b), (n) or (o) of the definition of Permitted Indebtedness, or (y) described in any other clause of the definition of Permitted Indebtedness if such restrictions or conditions apply only to the property or assets securing such Indebtedness, (c) any customary restrictions and conditions contained in agreements relating to the sale or other disposition of assets or of a Subsidiary pending such sale or other disposition; provided that such restrictions and conditions apply only to the assets or Restricted Subsidiary to be sold or disposed of and such sale or disposition is permitted hereunder, and (d) customary provisions in leases restricting the assignment or sublet thereof .

6.19.       Investment Company Act. Each Loan Party will not, and will not permit any of its Subsidiaries to engage in any business, enter into any transaction, use any securities or take any other action or permit any of its Subsidiaries to do any of the foregoing, that would cause it or any of its Subsidiaries to become subject to the registration requirements of the Investment Company Act of 1940, as amended, by virtue of being an “investment company” or a company “controlled” by an “investment company” not entitled to an exemption within the meaning of such Act.

7.             FINANCIAL COVENANTS.

Each of Parent, Intermediate Holdco, Borrower and after its formation and execution and delivery of a joinder to this Agreement in accordance with Section 5.21, New Holdco, and each of their Restricted Subsidiaries covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations, Borrower will:

(a)        Liquidity. Have Liquidity in excess of (i) $10,000,000 at all times from and after the Closing Date until the funding of both the First Delayed Draw Term Loan and the Second Delayed Draw Term Loan has occurred (the “DDTL Funding”) and (ii) $15,000,000, at all times on the date of the DDTL Funding and thereafter.

(b)       [Reserved].

(c)        Minimum Debt Service Coverage Ratio. Have a Debt Service Coverage Ratio, measured on a fiscal quarter-end basis, of at least the required amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Ratio	Applicable Period

1.40:1.00	For the fiscal quarter period ending December 31, 2022

1.40:1:00	For the fiscal quarter period ending each fiscal quarter thereafter

(d)       Construction Phase Completion. Achieve Completion of (i) Phase I of the [REDACTED] Project Work on or before July 31, 2022, (ii) Phase II of the [REDACTED] Project Work on or before the date specified in the Construction Budget and Timetable for Phase II of the [REDACTED] Project Work that is approved by Agent pursuant to Section 3.2(i), and (iii) Phase III of [REDACTED] Project Work on or before the date specified in the Construction Budget and Timetable for Phase III of the [REDACTED] Project Work that is approved by Agent pursuant to Section 3.2(i); in each case, such Completion to be determined by the Construction Consultant and approved by Agent.

8.             EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an “Event of Default”) under this Agreement:

8.1.         Payments. If Borrower fails to pay when due and payable, or when declared due and payable, (a) all or any portion of the Obligations consisting of interest, fees, or charges due the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), and such failure continues for a period of five (5) Business Days or (b) all or any portion of the principal of the Loans.

8.2.	Covenants. If any Loan Party or any of its Restricted Subsidiaries:

(a)        fails to perform or observe any covenant or other agreement contained in any of (i) Sections 5.1 , 5.2, 5.3 (solely if Borrower is not in good standing in its jurisdiction of organization), 5.6, 5.7 (solely if Borrower refuses to allow Agent or its representatives or agents to visit Borrower’s properties, inspect its assets or books or records, examine and make copies of its books and records, or discuss Borrower’s affairs, finances, and accounts with officers and employees of Borrower), 5.10, 5.11, 5.13, 5.14, 5.15, 5.16, 5.17 , 5.18, 5.19, 5.20 , 5.21, 5.22 , 5.23 of this Agreement, (ii) Section 6 of the Agreement, (iii) Section 7 of the Agreement or (iv) Section 7 of the Guaranty and Security Agreement;

(b)       fails to perform or observe any covenant or other agreement contained in any of Sections 5.3 (other than if any Borrower is not in good standing in its jurisdiction of organization), 5.4, 5.5, 5.8, 5.9, 5.12, and 5.16 of this Agreement and such failure continues for a period of fifteen (15) days after the earlier of (i) the date on which such failure shall first become known to any officer of any Borrower, or (ii) the date on which written notice thereof is given to Borrower by Agent; or

(c)        fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Section 8 (in which event such other provision of this Section 8 shall govern), and such failure continues for a period of 30 days after the earlier of (i) the date on which such failure shall first become known to any officer of Borrower or (ii) the date on which written notice thereof is given to Borrower by Agent.

8.3.         Judgments. If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of $2,500,000, or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered or filed against a Loan Party or any of its Restricted Subsidiaries, or with respect to any of their respective assets, and either (a) there is a period of 30 consecutive days at any time after the entry of any such judgment, order, or award during which (1) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (2) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award.

8.4.         Voluntary Bankruptcy, etc. If an Insolvency Proceeding is commenced by a Loan Party or any of its Restricted Subsidiaries.

8.5.         Involuntary Bankruptcy, etc. If an Insolvency Proceeding is commenced against a Loan Party or any of its Restricted Subsidiaries and any of the following events occur: (a) such Loan Party or such Restricted Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not timely controverted, (c) the petition commencing the Insolvency Proceeding is not dismissed within 60 calendar days of the date of the filing thereof, (d) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party or its Restricted Subsidiary, or (e) an order for relief shall have been issued or entered therein.

8.6.         Default Under Other Agreements. If there is a default in one or more agreements to which a Loan Party or any of its Restricted Subsidiaries is a party with one or more third Persons relative to a Loan Party’s or any of its Restricted Subsidiaries’ Indebtedness involving an aggregate amount of $2,500,000 or more, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party’s or its Restricted Subsidiary’s obligations thereunder.

8.7.         Representations, etc. If any warranty, representation, certificate, statement, or Record made herein or in any other Loan Document or delivered in writing to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof.

8.8.         Guaranty. If the obligation of any Guarantor under the guaranty contained in the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement is limited or terminated by operation of law or by such Guarantor (other than in accordance with the terms of this Agreement) of if any Guarantor repudiates or revokes or purports to repudiate or revoke any such guaranty.

8.9.         Security Documents. If the Guaranty and Security Agreement, Canadian Guarantee and Security Agreement or any other Loan Document that purports to create a Lien, shall, for any reason, fail or cease to create a valid and perfected and, except to the extent of Permitted Liens which are non-consensual Permitted Liens, permitted purchase money Liens, the interests of lessors under Capital Leases, first priority Lien on Collateral covered thereby, in each case, except (a) as a result of a disposition of the applicable Collateral in a transaction permitted under this Agreement, (b) with respect to Collateral the aggregate value of which, for all such Collateral, does not exceed at any time, $1,000,000, or (c) as the result of an action or failure to act on the part of Agent.

8.10.       Loan Documents. The validity or enforceability of any Loan Document shall at any time for any reason (other than solely as the result of an action or failure to act on the part of Agent) be declared to be null and void, or a proceeding shall be commenced by a Loan Party or its Restricted Subsidiaries, or by any Governmental Authority having jurisdiction over a Loan Party or its Restricted Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or a Loan Party or its Restricted Subsidiaries shall deny that such Loan Party or its Restricted Subsidiaries has any liability or obligation purported to be created under any Loan Document.

8.11.       Change of Control. A Change of Control shall occur, whether directly or indirectly.

8.12.       Proceedings. The (a) indictment of, or commencement of criminal proceedings against, any Loan Party or any Restricted Subsidiary under any criminal statute or (b) commencement of civil proceedings against any Loan Party or any Restricted Subsidiary pursuant to which proceedings the penalties or remedies sought or available include forfeiture to any Governmental Authority of any portion of the property of such Loan Party or Restricted Subsidiary that could reasonably be expected to result in a Material Adverse Effect.

8.13.       Loss of Permits. Any Loan Party or any of its Restricted Subsidiaries shall fail to have any Cannabis License material to the operation of its business or any Cannabis License material to the operation of its business is terminated, withdrawn or suspended; or shall not timely seek and obtain renewal of any such permit, authorization or license prior to its expiration, provided, however, that in the event any such Cannabis License material to the operation of any Loan Party or any of its Restricted Subsidiaries is not renewed or replaced prior to its expiration or within 30 days of such expiration, Borrower shall provide timely written notice to Agent, identifying the Cannabis License and describing any proposed mitigation or replacement for the affected Cannabis License and Agent may, in its sole discretion, waive any associated default under this Section 8.13 or extend the time before a default will be declared under this Section 8.13.

8.14.       Business Affairs. If Parent or any Loan Party or any Restricted Subsidiary is enjoined, restrained, or in any way prevented by any Governmental Authority from continuing to conduct all or any material part of its business affairs for a period in excess of 30 calendar days, in the aggregate.

8.15.       [REDACTED] Project-related Events of Default. If construction of any approved Phase of the [REDACTED] Project Work shall cease or be suspended for a period in excess of sixty (60) calendar days, in the aggregate, excluding any cessation or suspension occasioned by a Permitted Force Majeure Delay.

8.16.       Retail Lease Guarantees. If Parent, directly or indirectly, makes any payment in excess of $1,000,000 in the aggregate during the term of this Agreement in connection with any guarantee incurred by Parent in connection with a real property lease for an Unrestricted Subsidiary.

9.	RIGHTS AND REMEDIES.

9.1.         Rights and Remedies. Upon the occurrence and during the continuation of an Event of Default, Agent may, and, at the instruction of the Required Lenders, shall (in each case under clauses (a) or (b) by written notice to Borrower), in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a)       declare the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by Borrower;

(b)       declare the Commitments terminated, whereupon the Commitments shall immediately be terminated together with any obligation of any Lender to make Term Loans; and

(c)        exercise all other rights and remedies available to Agent or the Lenders under the Loan Documents, under applicable law, or in equity; provided, that with respect to any Event of Default resulting solely from failure of Borrower to comply with the financial covenant set forth in Section 7(c), neither Agent nor the Required Lenders may exercise the foregoing remedies in this Section 9.1 until the date that is the earlier of (i) ten Business Days after the day on which financial statements are required to be delivered for the applicable quarter, and (ii) the date that Agent receives notice that there will not be a Curative Equity contribution made for such quarter.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8.4 or Section 8.5, without any notice, presentment or demand to Borrower or any other Person or any act by the Lender Group, (i) the Commitments shall automatically terminate, (ii) the Loans shall forthwith mature and (iii) the Obligations, inclusive of the principal of, and any and all accrued and unpaid interest (including, but not limited to, interest accrued at the Default Rate), any Applicable Premium (calculated in accordance with this Agreement) and any other fees in respect of, the Loans and all other Obligations, whether evidenced by this Agreement or by any of the other Loan Documents, shall automatically become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or notice or other requirements of any kind, all of which are expressly waived by Parent, Intermediate Holdco, Borrower, and New Holdco.

9.2.         Rights to Appoint Receiver. Upon the occurrence and continuance of an Event of Default and at all times thereafter, the Agent shall be entitled to the immediate appointment of a receiver for all or any part of the Collateral or any of the Loan Parties, whether or not waste or deterioration of the Collateral has occurred; whether or not there is a risk that the Collateral is in danger of being lost, removed, or materially injured; and whether or not other arguments based on equity or pursuant to statute would justify the appointment. Agent and the Loan Parties agree and consent that said receiver shall be directed to manage, protect, preserve, sell and otherwise dispose of all or any portion of the Collateral and continue the operation of the business of the Loan Parties, and to collect all revenues and profits thereof and apply the same to the payment of all expenses and other charges of such receivership, including the compensation of the receiver, and to the payment of the Loans and other fees and expenses due hereunder and under the Loan Documents as aforesaid until a sale or other disposition of such Collateral shall be finally made and consummated. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH LOAN PARTY HEREBY IRREVOCABLY AND FOR VALUABLE CONSIDERATION CONSENTS TO AND WAIVES ANY RIGHT TO OBJECT TO OR OTHERWISE CONTEST THE APPOINTMENT OF A RECEIVER AS PROVIDED ABOVE. EACH LOAN PARTY (I) GRANTS SUCH WAIVER AND CONSENT KNOWINGLY AFTER HAVING DISCUSSED THE IMPLICATIONS THEREOF WITH COUNSEL, (II) ACKNOWLEDGES THAT (A) THE UNCONTESTED RIGHT TO HAVE A RECEIVER APPOINTED FOR THE FOREGOING PURPOSES IS CONSIDERED ESSENTIAL BY AGENT IN CONNECTION WITH THE ENFORCEMENT OF THE LENDERS’ AND THE AGENT’S RIGHTS AND REMEDIES HEREUNDER AND UNDER THE OTHER LOAN DOCUMENTS, AND (B) THE AVAILABILITY OF SUCH APPOINTMENT AS A REMEDY UNDER THE FOREGOING CIRCUMSTANCES WAS A MATERIAL FACTOR IN INDUCING THE LENDERS TO MAKE THE LOANS TO THE BORROWER; AND (III) AGREES TO ENTER INTO ANY AND ALL STIPULATIONS IN ANY LEGAL ACTIONS, OR AGREEMENTS OR OTHER INSTRUMENTS IN CONNECTION WITH THE FOREGOING AND TO COOPERATE FULLY WITH THE AGENT AND THE LENDERS IN CONNECTION WITH THE ASSUMPTION AND EXERCISE OF CONTROL BY THE RECEIVER OVER ALL OR ANY PORTION OF THE COLLATERAL.

9.3.         Remedies Cumulative. The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Default or Event of Default shall be deemed a continuing waiver. No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.

9.4.         Curative Equity

(a)        Subject to the limitations set forth in clause (e) below, Borrower may cure (and shall be deemed to have cured) an Event of Default arising out of a breach of the financial covenant set forth in clause (c) of Section 7 (the “Specified Financial Covenant”) if they receive the cash proceeds of an investment of Curative Equity on or before the date that is ten Business Days after the date that is the earlier to occur of (i) the date on which the Compliance Certificate is delivered to Agent in respect of the fiscal quarter with respect to which any such breach occurred (the “Specified Financial Quarter”), and (ii) the date on which the Compliance Certificate is required to be delivered to Agent pursuant to Section 5.1 in respect of the Specified Financial Quarter (such earlier date, the “Financial Statement Delivery Date”); provided, that Borrower’s right to so cure an Event of Default shall be contingent on their timely delivery of such Compliance Certificate and financial statements for the Specified Fiscal Quarter as required under Section 5.1.

(b)       Borrower shall promptly notify Agent of its receipt of any proceeds of Curative Equity (and shall immediately apply the same to the payment of the Obligations in the manner specified in Section 2.4(e)(vii)).

(c)       Any investment of Curative Equity shall be in immediately available funds.

(d)       Upon delivery of a certificate by Borrower to Agent as to the amount of the proceeds of such Curative Equity and that such amount has been applied in accordance with clause (b) above, then any Event of Default that occurred and is continuing from a breach of the Specified Financial Covenant shall be deemed cured with no further action required by the Required Lenders. Prior to the date of the delivery of a certificate conforming to the requirements of this Section, any Event of Default that has occurred as a result of a breach of the Specified Financial Covenant shall be deemed to be continuing and, as a result, the Lenders (including the Swing Lender and the Issuing Bank) shall have no obligation to make additional loans or otherwise extend additional credit hereunder. In the event Borrower does not cure all financial covenant violations as provided in this Section 9.4, the existing Event(s) of Default shall continue unless waived in writing by the Required Lenders in accordance herewith.

(e)        Notwithstanding anything to the contrary contained in the foregoing or this Agreement, (i) Borrower’s rights under this Section 9.4 may (A) be exercised not more than 4 times during the term of this Agreement, and (B) not be exercised twice or consecutively within any 180 day period, (ii) the Curative Equity contributed in any fiscal quarter shall be no greater than the amount required to cause Borrower to be in compliance with the Specified Financial Covenant at the end of such fiscal quarter, and (iii) the Curative Equity shall be disregarded for purposes of determining EBITDA for any pricing, financial covenant based conditions or any baskets with respect to the covenants contained in this Agreement and there shall be no pro forma reduction in Indebtedness with the proceeds of any Curative Equity for determining compliance with the Specified Financial Covenant or for determining any pricing, financial covenant based conditions or baskets or incurrence tests with respect to the covenants contained in this Agreement, in each case in the quarter in which such Curative Equity is used or subsequent periods that include such quarter.

10.	WAIVERS; INDEMNIFICATION.

10.1.        Demand; Protest; etc. Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group on which Borrower may in any way be liable.

10.2.       The Lender Group’s Liability for Collateral. Borrower hereby agrees that: (a) the Lender Group shall not in any way or manner be liable or responsible, except as a result of Agent failing to comply with its obligations, if any, under the Code: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by Borrower, except as a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of a member of the Lender Group.

10.3.       Indemnification. Borrower shall pay, indemnify, defend, and hold the Agent-Related Persons, the Lender-Related Persons, and each Participant (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery incurred in advising, structuring, drafting, reviewing, administering or syndicating the Loan Documents), enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Parent’s and its Subsidiaries’ compliance with the terms of the Loan Documents provided, that the indemnification in this clause (a) shall not extend to (i) disputes solely between or among the Lenders that do not involve any acts or omissions of any Loan Party, or (ii) disputes solely between or among the Lenders and their respective Affiliates that do not involve any acts or omissions of any Loan Party; it being understood and agreed that the indemnification in this clause (a) shall extend to Agent (but not the Lenders) relative to disputes between or among Agent on the one hand, and one or more Lenders, or one or more of their Affiliates, on the other hand, or (iii) any Claims with respect to Taxes, which shall be governed by Section 16, except Taxes arising from non-Tax Claims, (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Loan Document, the making of any Loans hereunder, or the use of the proceeds of the Loans provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, and (c) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any assets or properties owned, leased or operated by any Loan Party or any of its Subsidiaries, any Environmental Actions, Environmental Liabilities or Remedial Actions related in any way to any such assets or properties of any Loan Party or any of its Subsidiaries or any actual or alleged violations of Environmental Law by any Loan Party or any of its Subsidiaries (each and all of the foregoing, the “Indemnified Liabilities”). The foregoing to the contrary notwithstanding, Borrower shall have no obligation to any Indemnified Person under this Section 10.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person or its officers, directors, employees, attorneys, or agents. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which Borrower was required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by Borrower with respect thereto. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

11.           NOTICES.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as a party may designate in accordance herewith), or telefacsimile. In the case of notices or demands to any Loan Party or Agent, as the case may be, they shall be sent to the respective address set forth below:

If to Parent, Intermediate Holdco, Borrower or New Holdco:	GH Group, Inc.

3645 Long Beach Blvd. Long Beach, CA 90807 Attn: Kyle Kazan Email: [REDACTED]
with copies to:

FEUERSTEIN KULICK LLP

810 Seventh Avenue, 34th Floor

New York, NY 10019

Attn: Samantha Gleit

Email: [REDACTED]

And

VENABLE LLP

2049 Century Park East, Suite 2300

Los Angeles, CA 90067

Attn: Matthew Portnoff

Email: [REDACTED]

If to Agent:	[REDACTED PER CONFIDENTIALITY PROVISIONS] Attn: [REDACTED PER CONFIDENTIALITY PROVISIONS] Telecopy No.: [REDACTED PER CONFIDENTIALITY PROVISIONS] Email: [REDACTED PER CONFIDENTIALITY PROVISIONS]
with copies to:	PAUL HASTINGS LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626 Attn: Katherine Bell Telecopy No.: [REDACTED] Email: [REDACTED]

Any party hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party. All notices or demands sent in accordance with this Section 11, shall be deemed received on the earlier of the date of actual receipt or 3 Business Days after the deposit thereof in the mail; provided, that (a) notices sent by overnight courier service shall be deemed to have been given when received, (b) notices by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient) and (c) notices by electronic mail shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgment).

12.           CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a)       THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(b)       THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE STATE COURTS AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, BOROUGH OF MANHATTAN, STATE OF NEW YORK; PROVIDED, THAT ANY SUIT SEEKING THE APPOINTMENT OF A RECEIVER OR ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH OF PARENT, INTERMEDIATE HOLDCO, BORROWER, NEW HOLDCO AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c)       TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF PARENT, INTERMEDIATE HOLDCO, BORROWER AND NEW HOLDCO AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A “CLAIM”). EACH OF PARENT, INTERMEDIATE HOLDCO, BORROWER, AND NEW HOLDCO AND EACH MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d)       EACH OF PARENT, INTERMEDIATE HOLDCO, BORROWER AND NEW HOLDCO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, BOROUGH OF MANHATTAN, AND THE STATE OF NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e)       NO CLAIM MAY BE MADE BY ANY LOAN PARTY AGAINST AGENT, ANY OTHER LENDER OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOSSES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH LOAN PARTY HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

(f)        IN THE EVENT ANY LEGAL PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA (THE “COURT”) BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY CLAIM AND THE WAIVER SET FORTH IN CLAUSE (C) ABOVE IS NOT ENFORCEABLE IN SUCH PROCEEDING, THE PARTIES HERETO AGREE AS FOLLOWS:

(i)        WITH THE EXCEPTION OF THE MATTERS SPECIFIED IN SUBCLAUSE (ii) BELOW, ANY CLAIM SHALL BE DETERMINED BY A GENERAL REFERENCE PROCEEDING IN ACCORDANCE WITH THE PROVISIONS OF CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES INTEND THIS GENERAL REFERENCE AGREEMENT TO BE SPECIFICALLY ENFORCEABLE. VENUE FOR THE REFERENCE PROCEEDING SHALL BE IN THE COUNTY OF LOS ANGELES, CALIFORNIA.

(ii)       THE FOLLOWING MATTERS SHALL NOT BE SUBJECT TO A GENERAL REFERENCE PROCEEDING: (A) NON-JUDICIAL FORECLOSURE OF ANY SECURITY INTERESTS IN REAL OR PERSONAL PROPERTY, (B) EXERCISE OF SELF-HELP REMEDIES (INCLUDING SET-OFF OR RECOUPMENT), (C) APPOINTMENT OF A RECEIVER, AND (D) TEMPORARY, PROVISIONAL, OR ANCILLARY REMEDIES (INCLUDING WRITS OF ATTACHMENT, WRITS OF POSSESSION, TEMPORARY RESTRAINING ORDERS, OR PRELIMINARY INJUNCTIONS). THIS AGREEMENT DOES NOT LIMIT THE RIGHT OF ANY PARTY TO EXERCISE OR OPPOSE ANY OF THE RIGHTS AND REMEDIES DESCRIBED IN CLAUSES (A) - (D) AND ANY SUCH EXERCISE OR OPPOSITION DOES NOT WAIVE THE RIGHT OF ANY PARTY TO PARTICIPATE IN A REFERENCE PROCEEDING PURSUANT TO THIS AGREEMENT WITH RESPECT TO ANY OTHER MATTER.

(iii)      UPON THE WRITTEN REQUEST OF ANY PARTY, THE PARTIES SHALL SELECT A SINGLE REFEREE, WHO SHALL BE A RETIRED JUDGE OR JUSTICE. IF THE PARTIES DO NOT AGREE UPON A REFEREE WITHIN TEN DAYS OF SUCH WRITTEN REQUEST, THEN, ANY PARTY SHALL HAVE THE RIGHT TO REQUEST THE COURT TO APPOINT A REFEREE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 640(B). THE REFEREE SHALL BE APPOINTED TO SIT WITH ALL OF THE POWERS PROVIDED BY LAW. PENDING APPOINTMENT OF THE REFEREE, THE COURT SHALL HAVE THE POWER TO ISSUE TEMPORARY OR PROVISIONAL REMEDIES.

(iv)      EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE REFEREE SHALL DETERMINE THE MANNER IN WHICH THE REFERENCE PROCEEDING IS CONDUCTED INCLUDING THE TIME AND PLACE OF HEARINGS, THE ORDER OF PRESENTATION OF EVIDENCE, AND ALL OTHER QUESTIONS THAT ARISE WITH RESPECT TO THE COURSE OF THE REFERENCE PROCEEDING. ALL PROCEEDINGS AND HEARINGS CONDUCTED BEFORE THE REFEREE, EXCEPT FOR TRIAL, SHALL BE CONDUCTED WITHOUT A COURT REPORTER, EXCEPT WHEN ANY PARTY SO REQUESTS A COURT REPORTER AND A TRANSCRIPT IS ORDERED, A COURT REPORTER SHALL BE USED AND THE REFEREE SHALL BE PROVIDED A COURTESY COPY OF THE TRANSCRIPT. THE PARTY MAKING SUCH REQUEST SHALL HAVE THE OBLIGATION TO ARRANGE FOR AND PAY THE COSTS OF THE COURT REPORTER; PROVIDED, THAT SUCH COSTS, ALONG WITH THE REFEREE’S FEES, SHALL ULTIMATELY BE BORNE BY THE PARTY WHO DOES NOT PREVAIL, AS DETERMINED BY THE REFEREE.

(v)       THE REFEREE MAY REQUIRE ONE OR MORE PREHEARING CONFERENCES. THE PARTIES HERETO SHALL BE ENTITLED TO DISCOVERY, AND THE REFEREE SHALL OVERSEE DISCOVERY IN ACCORDANCE WITH THE RULES OF DISCOVERY, AND SHALL ENFORCE ALL DISCOVERY ORDERS IN THE SAME MANNER AS ANY TRIAL COURT JUDGE IN PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA.

(vi)      THE REFEREE SHALL APPLY THE RULES OF EVIDENCE APPLICABLE TO PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA AND SHALL DETERMINE ALL ISSUES IN ACCORDANCE WITH CALIFORNIA SUBSTANTIVE AND PROCEDURAL LAW. THE REFEREE SHALL BE EMPOWERED TO ENTER EQUITABLE AS WELL AS LEGAL RELIEF AND RULE ON ANY MOTION WHICH WOULD BE AUTHORIZED IN A TRIAL, INCLUDING MOTIONS FOR DEFAULT JUDGMENT OR SUMMARY JUDGMENT. THE REFEREE SHALL REPORT HIS OR HER DECISION, WHICH REPORT SHALL ALSO INCLUDE FINDINGS OF FACT AND CONCLUSIONS OF LAW. THE REFEREE SHALL ISSUE A DECISION AND PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE, SECTION 644, THE REFEREE’S DECISION SHALL BE ENTERED BY THE COURT AS A JUDGMENT IN THE SAME MANNER AS IF THE ACTION HAD BEEN TRIED BY THE COURT. THE FINAL JUDGMENT OR ORDER FROM ANY APPEALABLE DECISION OR ORDER ENTERED BY THE REFEREE SHALL BE FULLY APPEALABLE AS IF IT HAS BEEN ENTERED BY THE COURT.

(vii)     THE PARTIES RECOGNIZE AND AGREE THAT ALL CLAIMS RESOLVED IN A GENERAL REFERENCE PROCEEDING PURSUANT HERETO WILL BE DECIDED BY A REFEREE AND NOT BY A JURY. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR OWN CHOICE, EACH PARTY HERETO KNOWINGLY AND VOLUNTARILY AND FOR THEIR MUTUAL BENEFIT AGREES THAT THIS REFERENCE PROVISION SHALL APPLY TO ANY DISPUTE BETWEEN THEM THAT ARISES OUT OF OR IS RELATED TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.

13.	ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.1.	Assignments and Participations.

(a)           (i) Subject to the conditions set forth in clause (a)(ii) below, any Lender may assign and delegate all or any portion of its rights and duties under the Loan Documents (including the Obligations owed to it and its Commitments) to one or more assignees so long as such prospective assignee is an Eligible Transferee (each, an “Assignee”), with the prior written consent (such consent not be unreasonably withheld or delayed) of:

(A)      Borrower; provided, that no consent of Borrower shall be required (1) if an Event of Default has occurred and is continuing or (2) in connection with an assignment to a Person that is a Lender or an Affiliate (other than natural persons) of a Lender or a Related Fund; provided further, that Borrower shall be deemed to have consented to a proposed assignment unless it objects thereto by written notice to Agent within five (5) Business Days after having received notice thereof; and

(B)      Agent; provided, that no consent of Agent shall be required(1)  if an Event of Default has occurred and is continuing or (2) in connection with an assignment to a Person that is a Lender or an Affiliate (other than natural persons) of a Lender or a Related Fund.

(ii)	Assignments shall be subject to the following additional conditions:

(A)      no assignment may be made to a natural person unless an Event of Default under Section 8.1, Section 8.4 or Section 8.5 has occurred and is continuing,

(B)      no assignment may be made to Competitor unless an Event of Default has occurred and is continuing,

(C)      the amount of the Commitments and the other rights and obligations of the assigning Lender hereunder and under the other Loan Documents subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to Agent) shall be in a minimum amount (unless waived by Agent) of $2,500,000 (except such minimum amount shall not apply to (I) an assignment or delegation by any Lender to any other Lender, an Affiliate of any Lender, or a Related Fund of such Lender or (II) a group of new Lenders, each of which is an Affiliate of each other or a Related Fund of such new Lender to the extent that the aggregate amount to be assigned to all such new Lenders is at least $2,500,000),

(D)      each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement,

(E)      the parties to each assignment shall execute and deliver to Agent an Assignment and Acceptance; provided, that Borrower and Agent may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned to an Assignee until written notice of such assignment, together with payment instructions, addresses, and related information with respect to the Assignee, have been given to Borrower and Agent by such Lender and the Assignee,

(F)      unless waived by Agent, the assigning Lender or Assignee has paid to Agent, for Agent’s separate account, a processing fee in the amount of $3,500, and

(G)      the assignee, if it is not a Lender, shall deliver to Agent (1) an Administrative Questionnaire in a form approved by Agent (the “Administrative Questionnaire”), (2) any Internal Revenue Service forms required by Agent or Borrower and (3) the organizational documents for such Assignee.

(b)          From and after the date that Agent receives the executed Assignment and Acceptance and, if applicable, payment of the required processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall be a “Lender” and shall have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (except with respect to Section 10.3) and be released from any future obligations under this Agreement (and in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, such Lender shall cease to be a party hereto and thereto); provided, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of this Agreement, including such assigning Lender’s obligations under Section 15 and Section 17.9(a).

(c)          By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto, (iii) such Assignee confirms that it has received a copy of this Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such Assignee will, independently and without reliance upon Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such Assignee appoints and authorizes Agent to take such actions and to exercise such powers under this Agreement and the other Loan Documents as are delegated to Agent, by the terms hereof and thereof, together with such powers as are reasonably incidental thereto, and (vi) such Assignee agrees that it will perform all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d)          Upon Agent’s receipt of the required processing fee, the Assignment and Acceptance and the organizational documents for the Assignee, if applicable, and delivery of notice to the assigning Lender pursuant to Section 13.1(b), this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom. The Commitments allocated to each Assignee shall reduce such Commitments of the assigning Lender pro tanto.

(e)          Any Lender may at any time sell to one or more commercial banks, financial institutions, or other Persons (a “Participant”) participating interests in all or any portion of its Obligations, its Commitments, and the other rights and interests of that Lender (the “Originating Lender”) hereunder and under the other Loan Documents; provided, that (i) the Originating Lender shall remain a “Lender” for all purposes of this Agreement and the other Loan Documents and the Participant receiving the participating interest in the Obligations, the Commitments, and the other rights and interests of the Originating Lender hereunder shall not constitute a “Lender” hereunder or under the other Loan Documents and the Originating Lender’s obligations under this Agreement shall remain unchanged, (ii) the Originating Lender shall remain solely responsible for the performance of such obligations, (iii) Borrower, Agent, and the Lenders shall continue to deal solely and directly with the Originating Lender in connection with the Originating Lender’s rights and obligations under this Agreement and the other Loan Documents, (iv) no participation shall be sold to a natural person or a Competitor unless in each case an Event of Default shall have occurred and is continuing, (v) no participation shall be sold to a Loan Party or an Affiliate of a Loan Party, and (vi) all amounts payable by Borrower hereunder shall be determined as if such Lender had not sold such participation, except that, if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement. The rights of any Participant only shall be derivative through the Originating Lender with whom such Participant participates and no Participant shall have any rights under this Agreement or the other Loan Documents or any direct rights as to the other Lenders, Agent, Borrower, the Collateral, or otherwise in respect of the Obligations. No Participant shall have the right to participate directly in the making of decisions by the Lenders among themselves.

(f)          In connection with any such assignment or participation or proposed assignment or participation or any grant of a security interest in, or pledge of, its rights under and interest in this Agreement, a Lender may, subject to the provisions of Section 17.9, disclose all documents and information which it now or hereafter may have relating to Parent and its Subsidiaries and their respective businesses.

(g)          Any other provision in this Agreement notwithstanding, any Lender may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement in favor of any Federal Reserve Bank in accordance with Regulation A of the Federal Reserve Bank or U.S. Treasury Regulation 31 CFR §203.24, and such Federal Reserve Bank may enforce such pledge or security interest in any manner permitted under applicable law.

(h)          Agent (as a non-fiduciary agent on behalf of Borrower) shall maintain, or cause to be maintained, a register (the “Register”) on which it enters the name and address of each Lender as the registered owner of a portion of the Term Loan (and the principal amount thereof and stated interest thereon) held by such Lender (each, a “Registered Loan”). Other than in connection with an assignment by a Lender of all or any portion of its portion of the Term Loan to an Affiliate of such Lender or a Related Fund of such Lender (i) a Registered Loan (and the registered note, if any, evidencing the same) may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register (and each registered note shall expressly so provide) and (ii) any assignment or sale of all or part of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by registration of such assignment or sale on the Register, together with the surrender of the registered note, if any, evidencing the same duly endorsed by (or accompanied by a written instrument of assignment or sale duly executed by) the holder of such registered note, whereupon, at the request of the designated assignee(s) or transferee(s), one or more new registered notes in the same aggregate principal amount shall be issued to the designated assignee(s) or transferee(s). Prior to the registration of assignment or sale of any Registered Loan (and the registered note, if any evidencing the same), Borrower shall treat the Person in whose name such Registered Loan (and the registered note, if any, evidencing the same) is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. In the case of any assignment by a Lender of all or any portion of its portion of the Term Loan to an Affiliate of such Lender or a Related Fund of such Lender, and which assignment is not recorded in the Register, the assigning Lender, on behalf of Borrower, shall maintain a register comparable to the Register.

(i)           In the event that a Lender sells participations in the Registered Loan, such Lender, as a non-fiduciary agent on behalf of Borrower, shall maintain (or cause to be maintained) a register on which it enters the name of all participants in the Registered Loans held by it (and the principal amount (and stated interest thereon) of the portion of such Registered Loans that is subject to such participations) (the “Participant Register”). A Registered Loan (and the registered note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each registered note shall expressly so provide). Any participation of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by the registration of such participation on the Participant Register. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining the Participant Register.

(j)           Agent shall make a copy of the Register available for review by Borrower from time to time as Borrower may reasonably request.

13.2.        Successors. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, that Borrower may not assign this Agreement or any rights or duties hereunder without the Lenders’ prior written consent and any prohibited assignment shall be absolutely void ab initio. No consent to assignment by the Lenders shall release Borrower from its Obligations. A Lender may assign this Agreement and the other Loan Documents and its rights and duties hereunder and thereunder pursuant to Section 13.1 and, except as expressly required pursuant to Section 13.1, no consent or approval by Borrower is required in connection with any such assignment.

14.	AMENDMENTS; WAIVERS.

14.1.	Amendments and Waivers.

(a)          No amendment, waiver or other modification of any provision of this Agreement or any other Loan Document (other than the Fee Letter), and no consent with respect to any departure by Parent , Intermediate Holdco, Borrower or New Holdco therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Agent at the written request of the Required Lenders) and the Loan Parties that are party thereto and then any such waiver or consent shall be effective, but only in the specific instance and for the specific purpose for which given; provided, that no such waiver, amendment, or consent shall, unless in writing and signed by all of the Lenders directly affected thereby and all of the Loan Parties that are party thereto, do any of the following:

(i)        increase the amount of or extend the expiration date of the Commitment of any Lender,

(ii)       postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees, or other amounts due hereunder or under any other Loan Document,

(iii)      reduce the principal of, or the rate of interest on, any loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document (except in connection with the waiver of applicability of Section 2.6(c) (which waiver shall be effective with the written consent of the Required Lenders)),

(iv)      amend, modify, or eliminate this Section or any provision of this Agreement providing for consent or other action by all Lenders,

(v)       amend, modify, or eliminate Section 3.1, 3.2 or 3.3,

(vi)      amend, modify, or eliminate Section 15.11,

(vii)    other than as permitted by Section 15.11, release Agent’s Lien in and to any of the Collateral,

(viii)    amend, modify, or eliminate the definitions of “Required Lenders” or “Pro Rata Share”,

(ix)      contractually subordinate any of Agent’s Liens, other than to Permitted Liens under clause (f) of the definition of such term,

(x)       other than in connection with a merger, liquidation, dissolution or sale of such Person expressly permitted by the terms hereof or the other Loan Documents, release Borrower or any Guarantor from any obligation for the payment of money or consent to the assignment or transfer by Borrower or any Guarantor of any of its rights or duties under this Agreement or the other Loan Documents,

(xi)      amend, modify, or eliminate any of the provisions of Section 2.4(b)(i), (ii), (iii), or (iv),

(xii)     amend, modify, or eliminate any of the provisions of Section 13.1 with respect to assignments to, or participations with, Persons who are Loan Parties or Affiliates of Loan Parties,

(xiii)      (A) subordinate any Term Loan hereunder to any other Indebtedness in right of payment (including, without limitation, structural subordination), including (but not limited to) subordination with respect to right of payment achieved either (x) by way of modification to Section 2.4, any other payment waterfall or collateral liquidation provision in this Agreement or any other Loan Document or (y) by way of amendment to this Agreement or any other Loan Document to permit, or that has the effect of permitting, directly or indirectly, the incurrence of other material Indebtedness (or Indebtedness that would be material if aggregated with all other such Indebtedness permitted by such amendment or series of amendments and incurred after the date hereof) that would be senior in right of payment or structurally senior to the Term Loans hereunder, or (B) except as provided by operation of applicable laws, subordinate the Liens securing the Term Loans with respect to any material portion of the Collateral (in the aggregate with all other such Liens on Collateral to which the Term Loans are so subordinated after the date hereof) to any other Lien (except as expressly contemplated by the Loan Documents), in either case, without the written consent of each Lender directly affected thereby,

(xiv)      at any time that any Real Property is included in the Collateral, add, increase, renew or extend any Term Loan until the completion of flood due diligence, documentation and coverage as required by the Flood Laws or as otherwise satisfactory to all Lenders,

(xv)      amend, modify, terminate, or waive any provision of this Section 14.1 without the consent of each Lender.

(b)	No amendment, waiver, modification, or consent shall amend, modify, waive, or eliminate,

(i)        the definition of, or any of the terms or provisions of, the Fee Letter, in each case, without the written consent of Agent and Borrower (and shall not require the written consent of any of the Lenders); provided, however, that any decrease to the fees for the benefit of each Lender in the Letter shall not be amended, waived or modified without the consent of the Required Lenders,

(ii)       any provision of Section 15 pertaining to Agent, or any other rights or duties of Agent under this Agreement or the other Loan Documents, without the written consent of Agent, Borrower, and the Required Lenders, or

(iii)      amend the definition of Initial Borrowing Base or DDTL Borrowing Base or any component definition thereof if as a result thereof the amounts available to be borrowed by any Borrower would be increased, without the consent of Agent and the Required Lenders.

(c)	[Reserved],

(d)	[Reserved],

(e)	[Reserved], and

(f)            Anything in this Section 14.1 to the contrary notwithstanding, (i) any amendment, modification, elimination, waiver, consent, termination, or release of, or with respect to, any provision of this Agreement or any other Loan Document that relates only to the relationship of the Lender Group among themselves, and that does not affect the rights or obligations of any Loan Party, shall not require consent by or the agreement of any Loan Party (and Agent shall provide a copy of such amendment to Borrower), and (ii) any amendment, waiver, modification, elimination, or consent of or with respect to any provision of this Agreement or any other Loan Document may be entered into without the consent of, or over the objection of, any Defaulting Lender other than any of the matters governed by Section 14.1(a)(i) through (iii) that affect such Lender.

14.2.       Replacement of Certain Lenders.

(a)          If (i) any action to be taken by the Lender Group or Agent hereunder requires the consent, authorization, or agreement of all Lenders or all Lenders affected thereby and if such action has received the consent, authorization, or agreement of the Required Lenders but not of all Lenders or all Lenders affected thereby, or (ii) Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 16), then Borrower or Agent, upon at least 5 Business Days prior irrevocable notice, may permanently replace any such Lender that failed to give its consent, authorization, or agreement (a “Non-Consenting Lender”) or any such Lender for which Borrower is required to pay any Indemnified Taxes or additional amounts to any such Lender or any Governmental Authority for the account of any such Lender pursuant to Section 16 (a “Tax Lender”) with one or more Replacement Lenders, and the Non-Consenting Lender or Tax Lender, as applicable, shall have no right to refuse to be replaced hereunder. Such notice to replace the Non-Consenting Lender or Tax Lender, as applicable, shall specify an effective date for such replacement, which date shall not be later than 30 days after the date such notice is given.

(b)          Prior to the effective date of such replacement, the Non-Consenting Lender or Tax Lender, as applicable, and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Non-Consenting Lender or Tax Lender, as applicable, being repaid in full its share of the outstanding Obligations (without any premium or penalty of any kind, other than the Applicable Premium (if any), but including all interest, fees and other amounts that may be due in payable in respect thereof). If the Non-Consenting Lender or Tax Lender, as applicable, shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, Agent may, but shall not be required to, execute and deliver such Assignment and Acceptance in the name or and on behalf of the Non-Consenting Lender or Tax Lender, as applicable, and irrespective of whether Agent executes and delivers such Assignment and Acceptance, the Non-Consenting Lender or Tax Lender, as applicable, shall be deemed to have executed and delivered such Assignment and Acceptance. The replacement of any Non-Consenting Lender or Tax Lender, as applicable, shall be made in accordance with the terms of Section 13.1. Until such time as one or more Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Non-Consenting Lender or Tax Lender, as applicable, hereunder and under the other Loan Documents, the Non-Consenting Lender or Tax Lender, as applicable, shall remain obligated to make the Non-Consenting Lender’s or Tax Lender’s, as applicable, Pro Rata Share of Term Loans.

14.3.        No Waivers; Cumulative Remedies. No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof. No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Agent or any Lender on any occasion shall affect or diminish Agent’s and each Lender’s rights thereafter to require strict performance by Parent, Intermediate Holdco, Borrower, and New Holdco of any provision of this Agreement. Agent’s and each Lender’s rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

15.	AGENT; THE LENDER GROUP.

15.1.        Appointment and Authorization of Agent. Each Lender hereby designates and appoints [REDACTED PER CONFIDENTIALITY PROVISIONS] as its agent under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Agent agrees to act as agent for and on behalf of the Lenders on the conditions contained in this Section 15. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Loan Documents, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement or the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Each Lender hereby further authorizes Agent to act as the secured party under each of the Loan Documents that create a Lien on any item of Collateral. Except as expressly otherwise provided in this Agreement, Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect: (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, payments and proceeds of Collateral, and related matters, (b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, (c) make Term Loans (including Protective Advances), for itself or on behalf of Lenders, as provided in the Loan Documents, (d) exclusively receive, apply, and distribute payments and proceeds of the Collateral as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to Parent or its Subsidiaries, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.2.        Delegation of Duties. Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Agent shall not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made without gross negligence or willful misconduct.

15.3.         Liability of Agent. None of the Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders for any recital, statement, representation or warranty made by Parent or any of its Subsidiaries or Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of Parent or its Subsidiaries or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lenders to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of Parent or its Subsidiaries.

15.4.        Reliance by Agent. Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to Borrower or counsel to any Lender), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders.

15.5.        Notice of Default or Event of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or Borrower referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default.” Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its Participants, if any. Subject to Section 15.4, Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 9; provided, that unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.6.         Credit Decision. Each Lender acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of Parent and its Subsidiaries or Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender. Each Lender represents to Agent that it has, independently and without reliance upon any Agent-Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to Borrower. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of Borrower or any other Person party to a Loan Document. Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of Borrower or any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons. Each Lender acknowledges that Agent does not have any duty or responsibility, either initially or on a continuing basis (except to the extent, if any, that is expressly specified herein) to provide such Lender with any credit or other information with respect to Borrower, its Affiliates or any of their respective business, legal, financial or other affairs, and irrespective of whether such information came into Agent’s or its Affiliates’ or representatives’ possession before or after the date on which such Lender became a party to this Agreement.

15.7.        Costs and Expenses; Indemnification. Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including court costs, attorneys’ fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not Borrower is obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from payments or proceeds of the Collateral received by Agent to reimburse Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders. In the event Agent is not reimbursed for such costs and expenses by Parent or its Subsidiaries, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s ratable thereof. Whether or not the transactions contemplated hereby are consummated, each of the Lenders, on a ratable basis, shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of Borrower and without limiting the obligation of Borrower to do so) from and against any and all Indemnified Liabilities; provided, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make a Term Loan or other extension of credit hereunder. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s ratable share of any Lender Group Expenses incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of Borrower. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

15.8.        Agent in Individual Capacity. [REDACTED PER CONFIDENTIALITY PROVISIONS] and its Affiliates may make loans or other extensions of credit to, issue letters of credit for the account of, accept deposits from, provide bank products to, acquire Equity Interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Parent and its Subsidiaries and Affiliates and any other Person party to any Loan Document as though [REDACTED PER CONFIDENTIALITY PROVISIONS] were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, [REDACTED PER CONFIDENTIALITY PROVISIONS] or its Affiliates may receive information regarding Parent or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Parent or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them. The terms “Lender” and “Lenders” include [REDACTED PER CONFIDENTIALITY PROVISIONS] in its individual capacity.

15.9.        Successor Agent. Agent may resign as Agent upon 30 days (10 days if an Event of Default has occurred and is continuing) prior written notice to the Lenders (unless such notice is waived by the Required Lenders) and Borrower (unless such notice is waived by Borrower or an Event of Default exists). If Agent resigns under this Agreement, the Required Lenders shall be entitled, with (so long as no Event of Default has occurred and is continuing) the consent of Borrower (such consent not to be unreasonably withheld, delayed, or conditioned), appoint a successor Agent for the Lenders. If no successor Agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with the Lenders and Borrower, a successor Agent. If Agent has materially breached or failed to perform any material provision of this Agreement or of applicable law, the Required Lenders may agree in writing to remove and replace Agent with a successor Agent from among the Lenders with (so long as no Event of Default has occurred and is continuing) the consent of Borrower (such consent not to be unreasonably withheld, delayed, or conditioned). In any such event, upon the acceptance of its appointment as successor Agent hereunder, such successor Agent shall succeed to all the rights, powers, and duties of the retiring Agent and the term “Agent” shall mean such successor Agent and the retiring Agent’s appointment, powers, and duties as Agent shall be terminated. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor Agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Lenders appoint a successor Agent as provided for above.

15.10.      Lender in Individual Capacity. Any Lender and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide bank products to, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with Parent and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding Parent or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of Parent or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver such Lender will use its reasonable best efforts to obtain), such Lender shall not be under any obligation to provide such information to them.

15.11.	Collateral Matters.

(a)          The Lenders hereby irrevocably authorize Agent to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by Borrower of all of the Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if Borrower certifies to Agent that the sale or disposition is permitted under Section 6.4 (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which neither Parent nor any of its Subsidiaries owned no interest at the time Agent’s Lien was granted nor at any time thereafter, (iv) constituting property leased or licensed to Parent or its Subsidiaries under a lease or license that has expired or is terminated in a transaction permitted under this Agreement, or (v) in connection with a credit bid or purchase authorized under this Section 15.11. The Loan Parties and the Lenders hereby irrevocably authorize Agent, based upon the instruction of the Required Lenders, to (a) consent to the credit bid, or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code or any similar provisions of any foreign bankruptcy or insolvency law or under a court order in respect of measures granted with similar effect under any foreign Insolvency Proceedings, (b) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the Code or PPSA, including pursuant to Sections 9-610 or 9-620 of the Code or comparable provisions of the PPSA, or (c) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other sale or foreclosure conducted or consented to by Agent in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration. Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders, or (z) otherwise, the Required Lenders. Upon request by Agent or Borrower at any time, the Lenders will confirm in writing Agent’s authority to release any such Liens on particular types or items of Collateral pursuant to this Section 15.11; provided, that (1) anything to the contrary contained in any of the Loan Documents notwithstanding, Agent shall not be required to execute any document or take any action necessary to evidence such release on terms that, in Agent’s opinion, could expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (2) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly released) upon (or obligations of Borrower in respect of) any and all interests retained by Borrower, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Each Lender further hereby irrevocably authorize Agent, at its option and in its sole discretion, to subordinate any Lien granted to or held by Agent under any Loan Document to the holder of any Permitted Lien on such property if such Permitted Lien secures Permitted Purchase Money Indebtedness.

(b)          Agent shall have no obligation whatsoever to any of the Lenders (i) to verify or assure that the Collateral exists or is owned by Parent or its Subsidiaries or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular reserve hereunder or to determine whether the amount of any reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing, except as otherwise expressly provided herein.

15.12.      Restrictions on Actions by Lenders; Sharing of Payments.

(a)          Each of the Lenders agrees that it shall not, without the express written consent of Agent, set off against the Obligations, any amounts owing by such Lender to Parent or its Subsidiaries or any deposit accounts of Parent or its Subsidiaries now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against Borrower or any Guarantor or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b)          If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender’s Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided, that to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13.      Agency for Perfection. Agent hereby appoints each other Lender as its agent (and each Lender hereby accepts such appointment) for the purpose of perfecting Agent’s Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the Code or the PPSA or any applicable Canadian securities transfer legislation can be perfected by possession or control. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent’s instructions.

15.14.      Payments by Agent to the Lenders. All payments to be made by Agent to the Lenders shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent. Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15.     Concerning the Collateral and Related Loan Documents. Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan Documents. Each member of the Lender Group agrees that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders.

15.16.      Appraisal Reports; Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information. By becoming a party to this Agreement, each Lender:

(a)           is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each appraisal report or field examination report respecting Borrower or its Subsidiaries (each, a “Report”) prepared by or at the request of Agent, and Agent shall so furnish each Lender with such Reports,

(b)          expressly agrees and acknowledges that Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c)          expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or other party performing any appraisals or field examination will inspect only specific information regarding Borrower and its Subsidiaries and will rely significantly upon Borrower’s and its Subsidiaries’ books and records, as well as on representations of Borrower’s personnel,

(d)          agrees to keep all Reports and other material, non-public information regarding Borrower and its Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 17.9, and

(e)           without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to Borrower, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of Borrower, and (ii) to pay and protect, and indemnify, defend and hold Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys’ fees and costs) incurred by Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

(f)           In addition to the foregoing, (x) any Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by Parent or its Subsidiaries to Agent that has not been contemporaneously provided by Parent or such Subsidiary to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from Parent or its Subsidiaries, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender’s notice to Agent, whereupon Agent promptly shall request of Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from Parent or such Subsidiary, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to Borrower a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17.      Several Obligations; No Liability. Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 15.7, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group. No Lender shall be responsible to Borrower or any other Person for any failure by any other Lender to fulfill its obligations to make credit available hereunder, nor to advance for such Lender or on its behalf, nor to take any other action on behalf of such Lender hereunder or in connection with the financing contemplated herein.

15.18.      Lead Arranger and Book Runner. Each of the Lead Arranger and the Book Runner, in such capacities, shall not have any right, power, obligation, liability, responsibility, or duty under this Agreement other than those applicable to it in its capacity as a Lender or as Agent,. Without limiting the foregoing, neither the Lead Arranger and the Book Runner, in such capacities, shall have or be deemed to have any fiduciary relationship with any Lender or any Loan Party. Each Lender, Agent and each Loan Party acknowledges that it has not relied, and will not rely, on the Lead Arranger or the Book Runner, in deciding to enter into this Agreement or in taking or not taking action hereunder. Each of the Lead Arranger and the Book Runner, in such capacities, shall be entitled to resign at any time by giving notice to Agent and Borrower.

16.	WITHHOLDING TAXES.

16.1.        Payments. All payments to be made by or on account of any obligation of any Loan Party under any Loan Document will, to the extent permissible under applicable law, be made free and clear of, and without deduction or withholding for, any present or future Taxes, and in the event any deduction or withholding of Indemnified Taxes is required, Borrower shall comply with the next sentence of this Section 16.1. If any Indemnified Taxes are so levied or imposed, Borrower agrees to pay the full amount of such Indemnified Taxes and such additional amounts as may be necessary so that every payment of all amounts due under this Agreement, any note, or Loan Document, including any amount paid pursuant to this Section 16.1 after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein. Borrower will furnish to Agent as promptly as possible after the date the payment of any Indemnified Tax is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by Borrower. Borrower agrees to pay or timely reimburse Agent for any present or future stamp, value added or documentary taxes or any other excise or property taxes, charges, or similar levies that arise from any payment made under any Loan Document or from the execution, delivery, performance, recordation, or filing of this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment at the request of any Loan Party) (“Other Taxes”). The Loan Parties shall jointly and severally indemnify Agent, each Lender and each Participant (each, a “Recipient”) for the full amount of Indemnified Taxes and Other Taxes arising in connection with this Agreement or any other Loan Document or breach thereof by any Loan Party (including, without limitation, any Indemnified Taxes and Other Taxes imposed or asserted on, or attributable to, amounts payable under this Section 16) imposed on, or paid by, such Recipient and all reasonable costs and expenses related thereto (including fees and disbursements of attorneys and other tax professionals), as and when they are incurred and irrespective of whether suit is brought, or whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by a Lender (with a copy to Agent), or by Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. The obligations of all parties hereto under this Section 16 shall survive the termination of this Agreement, the resignation and replacement of Agent, and the repayment of the Obligations.

16.2.        Exemptions. Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower and Agent, at the time or times reasonably requested by Borrower or Agent, such properly completed and executed documentation reasonably requested by Borrower or Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower or Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower or Agent as will enable Borrower or Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (i), (ii), and (iv) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Without limiting the generality of the foregoing:

(i)         any Lender that is a “United States person” as defined in Section 7701(a)(30) of the IRC shall deliver to Borrower and Agent on or about the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(ii)        any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), whichever of the following is applicable:

(A)      in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)      executed copies of IRS Form W-8ECI;

(C)       in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of Borrower within the meaning of Section 871(h)(3)(B) of the IRC, or a “controlled foreign corporation” related to Borrower as described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(D)      to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(iii)      any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to Borrower and Agent (in such number of copies as shall be requested by the recipient) on or about the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of Borrower or Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower or Agent to determine the withholding or deduction required to be made; and

(iv)       if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Borrower and Agent at the time or times prescribed by law and at such time or times reasonably requested by Borrower or Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Borrower or Agent as may be necessary for Borrower and Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Borrower and Agent in writing of its legal inability to do so.

16.3.       Indemnification by the Lenders. Each Lender shall severally indemnify Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.1(i) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by Agent shall be conclusive absent manifest error. Each Lender hereby authorizes Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by Agent to the Lender from any other source against any amount due to Agent under this paragraph.

16.4.        Refunds. If Agent, a Lender or a Participant determines, in its sole discretion, that it has received a refund of any Indemnified Taxes for which Borrower has paid additional amounts pursuant to this Section 16, it shall pay over such refund to Borrower (but only to the extent of payments made, or additional amounts paid, by Borrower under this Section 16 with respect to Indemnified Taxes giving rise to such a refund), net of all out-of-pocket expenses of Agent or such Lender or Participant and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that Borrower, upon the request of Agent, such Lender or such Participant, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority) to Agent, such Lender or such Participant in the event Agent, such Lender or such Participant is required to repay such refund to such Governmental Authority. Notwithstanding anything in this Agreement to the contrary, this Section 16 shall not be construed to require Agent, any Lender or any Participant to make available its tax returns (or any other information which it deems confidential) to Borrower or any other Person.

16.5.         Participants. Borrower agrees that each Participant shall be entitled to the benefits of this Section 16 with respect to its participation in any portion of the Commitments and the Obligations as if it were a Lender so long as such Participant complies with the obligations set forth in this Section 16 with respect thereto as if it were a Lender (it being understood that the documentation required under Section 16.2 shall be delivered to the participating Lender only) and such Participant agrees to be subject to Section 14.2 as if it were a Lender.

17.	GENERAL PROVISIONS.

17.1.        Effectiveness. This Agreement shall be binding and deemed effective when executed by Parent, Borrower, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.2.        Section Headings. Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3.        Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or Parent or Intermediate Holdco or Borrower or New Holdco, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4.        Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5.	[Reserved].

17.6.        Debtor-Creditor Relationship. The relationship between the Lenders and Agent, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.7.         Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Execution of any such counterpart may be by means of (a) an electronic signature that complies with the federal Electronic Signatures in Global and National Commerce Act, as in effect from time to time, state enactments of the Uniform Electronic Transactions Act, as in effect from time to time, or any other relevant and applicable electronic signatures law; (b) an original manual signature; or (c) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Agent reserves the right, in its sole discretion, to accept, deny, or condition acceptance of any electronic signature on this Agreement. Any party delivering an executed counterpart of this Agreement by faxed, scanned or photocopied manual signature shall also deliver an original manually executed counterpart, but the failure to deliver an original manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement. The foregoing shall apply to each other Loan Document, and any notice delivered hereunder or thereunder, mutatis mutandis.

17.8.        Revival and Reinstatement of Obligations; Certain Waivers. If any member of the Lender Group repays, refunds, restores, or returns in whole or in part, any payment or property (including any proceeds of Collateral) previously paid or transferred to such member of the Lender Group in full or partial satisfaction of any Obligation or on account of any other obligation of any Loan Party under any Loan Document, because the payment, transfer, or the incurrence of the obligation so satisfied is asserted or declared to be void, voidable, or otherwise recoverable under any law relating to creditors’ rights, including provisions of the Bankruptcy Code relating to fraudulent transfers, preferences, or other voidable or recoverable obligations or transfers (each, a “Voidable Transfer”), or because such member of the Lender Group elects to do so on the reasonable advice of its counsel in connection with a claim that the payment, transfer, or incurrence is or may be a Voidable Transfer, then, as to any such Voidable Transfer, or the amount thereof that such member of the Lender Group elects to repay, restore, or return (including pursuant to a settlement of any claim in respect thereof), and as to all reasonable costs, expenses, and attorneys’ fees of such member of the Lender Group related thereto, the liability of the Loan Parties with respect to the amount or property paid, refunded, restored, or returned will automatically and immediately be revived, reinstated, and restored and will exist.

17.9.	Confidentiality.

(a)       Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding Parent and its Subsidiaries, their operations, assets, and existing and contemplated business plans (“Confidential Information”) shall be treated by Agent and the Lenders in a confidential manner, and shall not be disclosed by Agent and the Lenders to Persons who are not parties to this Agreement, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to any member of the Lender Group and to employees, directors and officers of any member of the Lender Group (the Persons in this clause (i), “Lender Group Representatives”) on a “need to know” basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to Subsidiaries and Affiliates of any member of the Lender Group; provided, that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.9, (iii) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation; provided that (x) prior to any disclosure under this clause (iv), the disclosing party agrees to provide Borrower with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Borrower pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation and (y) any disclosure under this clause (iv) shall be limited to the portion of the Confidential Information as may be required by such statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by Borrower, (vi) as requested or required by any Governmental Authority pursuant to any subpoena or other legal process; provided, that, (x) prior to any disclosure under this clause (vi) the disclosing party agrees to provide Borrower with prior written notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior written notice to Borrower pursuant to the terms of the subpoena or other legal process and (y) any disclosure under this clause (vi) shall be limited to the portion of the Confidential Information as may be required by such Governmental Authority pursuant to such subpoena or other legal process, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders or the Lender Group Representatives), (viii) in connection with any assignment, participation or pledge of any Lender’s interest under this Agreement; provided, that prior to receipt of Confidential Information any such assignee, participant, or pledgee shall have agreed in writing to receive such Confidential Information either subject to the terms of this Section 17.9 or pursuant to confidentiality requirements substantially similar to those contained in this Section 17.9 (and such Person may disclose such Confidential Information to Persons employed or engaged by them as described in clause (i) above), (ix) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents; provided, that, prior to any disclosure to any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel) under this clause (ix) with respect to litigation involving any Person (other than Borrower, Agent, any Lender, any of their respective Affiliates, or their respective counsel), the disclosing party agrees to provide Borrower with prior written notice thereof, and (x) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b)       Anything in this Agreement to the contrary notwithstanding, Agent may disclose information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services or in its marketing or promotional materials, with such information to consist of deal terms and other information customarily found in such publications or marketing or promotional materials and may otherwise use the name, logos, and other insignia of Borrower or the other Loan Parties and the Commitments provided hereunder in any “tombstone” or other advertisements, on its website or in other marketing materials of Agent.

(c)       The Loan Parties hereby acknowledge that Agent or its Affiliates may make available to the Lenders materials or information provided by or on behalf of Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Loan Parties or their securities) (each, a “Public Lender”). The Loan Parties shall be deemed to have authorized Agent and its Affiliates and the Lenders to treat Borrower Materials marked “PUBLIC” or otherwise at any time filed with the SEC or NEO as not containing any material non-public information with respect to the Loan Parties or their securities for purposes of United States federal and state securities laws. All Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Lender” (or another similar term). Agent and its Affiliates and the Lenders shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” or that are not at any time filed with the SEC or NEO as being suitable only for posting on a portion of the Platform not marked as “Public Lender” (or such other similar term).

(d)       This Agreement, the other Loan Documents and any written communications provided to the Loan Parties and their Subsidiaries by Agent and Lenders prior to or after the date hereof in connection with this Agreement and the other Loan Documents are exclusively for the information of the Loan Parties and their Subsidiaries and, along with the identity of Lenders or prospective Lenders may not be disclosed by the Loan Parties or their Subsidiaries to any third party or circulated or referred to publicly without Agent’s prior written consent except that such information, including the existence and a copy of this Agreement (with the names of Agent and Lenders redacted), may be disclosed, after providing written notice to Agent (to the extent legally permissible), pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee, or as required by applicable Law; provided that the applicable Loan Party shall have, to the extent legally permissible (i) promptly notified Agent of the receipt of any such subpoena or order, (ii) consulted with Agent as to the advisability of taking steps to resist or narrow the scope of the disclosure contemplated thereby and (iii) cooperated with Agent in any reasonable efforts it may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such information. The Loan Parties’ disclosure of the identity of Lenders or prospective Lenders (x)  to its officers, directors, agents and advisors (including legal counsel, accountants, and other professional advisors) and employees (to the extent such information is reasonably necessary or beneficial for the performance of their duties) who have been instructed by one or more of the Loan Parties to keep such information confidential, in accordance with this Section 17.9(d), and (y)  in connection with any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of the Loan Parties’ rights hereunder or thereunder, in each case, shall not be subject to the limitations set forth in this Section 17.9(d). Agent and each Lender agrees that the terms of this Section 17.9(d) shall set forth the entire agreement between Parent, Borrower and their Subsidiaries and Agent and each Lender with respect to any confidential information previously received by the Loan Parties and their Subsidiaries in connection with this Agreement, and this Section 17.9(d) shall supersede any and all prior confidentiality agreements entered into by Parent, Borrower, a Loan Party or any Subsidiary thereof with respect to such confidential information.

17.10.     Survival. All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of, or any accrued interest on, any Loan or any fee or any other amount payable under this Agreement is outstanding or unpaid and so long as the Commitments have not expired or been terminated.

17.11.     Patriot Act. Each Lender that is subject to the requirements of the Patriot Act hereby notifies Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender to identify Borrower in accordance with the Patriot Act. In addition, if Agent is required by law or regulation or internal policies to do so, it shall have the right to periodically conduct (a) Patriot Act searches, OFAC/PEP searches, and customary individual background checks for the Loan Parties and (b) OFAC/PEP searches and customary individual background checks for the Loan Parties’ senior management and key principals, and Borrower agrees to cooperate in respect of the conduct of such searches and further agrees that the reasonable costs and charges for such searches shall constitute Lender Group Expenses hereunder and be for the account of Borrower.

17.12.    Integration. This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof.

17.13.    No Setoff. All payments made by Borrower hereunder or under any note or other Loan Document will be made without setoff, counterclaim, or other defense, including any defense under any Federal Cannabis Laws.

17.14.	[Reserved].

17.15.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)        the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)        the effects of any Bail-In Action on any such liability, including, if applicable:

(i)      a reduction in full or in part or cancellation of any such liability;

(ii)     a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)    the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

17.16. Acknowledgement Regarding Any Supported QFCs.

(a)       To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States):

(b)       In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(c)       As used in this Section 17.16, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(i)      “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)      a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)     a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

17.17. Erroneous Payments.

(a)        If Agent (x) notifies a Lender or any Person who has received funds on behalf of a Lender (any such Lender or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from Agent) received by such Payment Recipient from Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of Agent pending its return or repayment as contemplated below in this Section 17.17 and held in trust for the benefit of Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as Agent may, in its sole discretion, specify in writing), return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)       Without limiting immediately preceding clause (a), each Lender, or any Person who has received funds on behalf of a Lender(and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates), or (z) that such Lender, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)      it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)     such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying Agent pursuant to this Section 17.17 (b). For the avoidance of doubt, the failure to deliver a notice to Agent pursuant to this Section 17.17 (b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 17.17 (a) or on whether or not an Erroneous Payment has been made.

(c)       Each Lender hereby authorizes Agent to set off, net and apply any and all amounts at any time owing to such under any Loan Document, or otherwise payable or distributable by Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that Agent has demanded to be returned under immediately preceding clause (a).

(d)       (i) In the event that an Erroneous Payment (or portion thereof) is not recovered by for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an assignment and assumption agreement (or, to the extent applicable, an agreement incorporating an assignment and assumption agreement by reference pursuant to an as to which and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any promissory notes evidencing such Loans to the Borrower or Agent (but the failure of such Person to deliver any such promissory notes shall not affect the effectiveness of the foregoing assignment), (B) Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(e)       (ii) Subject to Section 13.1 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), Agent may, in its sole discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and Agent shall retain all other rights, remedies and claims against such Lender (or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by Agent) and (y) may, in the sole discretion of Agent, be reduced by any amount specified by Agent in writing to the applicable Lender from time to time.

(f)        The parties hereto agree that (x) irrespective of whether Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, to the rights and interests of such Lender) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Loan Parties’ Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Loans that have been assigned to Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party; provided that this Section 17.17 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from the Borrower for the purpose of making such Erroneous Payment.

(g)       To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(h)       Each party’s obligations, agreements and waivers under this Section 17.17 shall survive the resignation or replacement of Agent, any transfer of rights or obligations by, or the replacement of, a Lender the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

PARENT:	GLASS HOUSE BRANDS INC.

	By:	(Signed)
Name: Kyle D. Kazan
Title: Authorized Signatory

INTERMEDIATE HOLDCO:	MPB ACQUISITION CORP.

	By:	(Signed)
Name: Kyle D. Kazan
Title: Authorized Signatory

BORROWER	GH GROUP, INC.

	By:	(Signed)
Name: Kyle D. Kazan
Title: Authorized Signatory

SUBSIDIARY GUARANTORS:

	By:	(Signed)
Name: Kyle D. Kazan
Title: Authorized Signatory

[Signature page to Credit Agreement]

[REDACTED PER CONFIDENTIALITY PROVISIONS], as Agent, as Lead Arranger, as Book Runner

By:
Name:
Its Authorized Signatory

[REDACTED PER CONFIDENTIALITY PROVISIONS], as a Lender

By:
Name:
Its Authorized Signatory

[Signature page to Credit Agreement]

Schedule C-1

Commitments

			Second
		First Delayed	Delayed
	Initial Term	Draw Term	Draw Term
	Loan	Loan	Loan	Commitments
Lender	Commitment	Commitment	Commitment	(total)
[REDACTED PER CONFIDENTIALITY PROVISIONS]	$50,000,000.00	$25,000,000.00	$25,000,000	$100,000,000.00
All Lenders (Total)	$50,000,000.00	$25,000,000.00	$25,000,000	$100,000,000.00

89

Schedule 1.1

As used in the Agreement, the following terms shall have the following definitions:

“Acceptable Appraisal” means, with respect to an appraisal of Real Property the most recent appraisal of such property received by Agent, (a) from an appraisal company satisfactory to Agent, (b) the scope and methodology of which are satisfactory to Agent and (c) the results of which are satisfactory to Agent, in each case, Agent’s Permitted Discretion. The Acceptable Appraisal for the [REDACTED] Property for the Initial Term Loan shall be based solely upon its then current use (and not based upon future cannabis use).

“Account” means an account (as that term is defined in the Code).

“Accounting Changes” means changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants (or successor thereto or any agency with similar functions).

“Acquired Indebtedness” means Indebtedness of a Person whose assets or Equity Interests (such Person, a “Target”) are acquired by a Loan Party or any of its Restricted Subsidiaries in a Permitted Acquisition; provided, that such Indebtedness (a) is either purchase money Indebtedness or a Capital Lease with respect to Equipment or mortgage financing with respect to Real Property (b) was in existence prior to the date of such Permitted Acquisition, and (c) was not incurred in connection with, or in contemplation of, such Permitted Acquisition.

“Acquisition” means (a) the purchase or other acquisition by a Person or its Restricted Subsidiaries of all or substantially all of the assets of (or any division or business line of) any other Person, or (b) the purchase or other acquisition (whether by means of a merger, amalgamation, consolidation, or otherwise) by a Person or its Restricted Subsidiaries of all or substantially all of the Equity Interests of any other Person.

“Additional Documents” has the meaning specified therefor in Section 5.12 of the Agreement.

“Administrative Questionnaire” has the meaning specified therefor in Section 13.1(a)(ii)(G) of the Agreement.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, as applied to any Person, any other Person who controls, is controlled by, or is under common control with, such Person, and the managed accounts of such Person. For purposes of this definition, “control” means the possession, directly or indirectly through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of Equity Interests, by contract, or otherwise; provided, that, for purposes of Section 6.10 of the Agreement: (a) any Person which owns directly or indirectly 10% or more of the Equity Interests having ordinary voting power for the election of directors or other members of the governing body of a Person or 10% or more of the partnership or other ownership interests of a Person (other than as a limited partner of such Person) shall be deemed an Affiliate of such Person, (b) each director (or comparable manager) of a Person shall be deemed to be an Affiliate of such Person, and (c) each partnership in which a Person is a general partner shall be deemed an Affiliate of such Person.

Schedule  1.1 Page 1

“Agent” has the meaning specified therefor in the preamble to the Agreement.

“Agent-Related Persons” means Agent, together with its Affiliates, officers, directors, employees, attorneys, and agents.

“Agent’s Account” means the Deposit Account of Agent identified on Schedule A-1 to the Agreement (or such other Deposit Account of Agent that has been designated as such, in writing, by Agent to Borrower and the Lenders).

“Agent’s Liens” means the Liens granted by Parent or its Restricted Subsidiaries to Agent under the Loan Documents and securing the Obligations.

“Agreement” means the Credit Agreement to which this Schedule 1.1 is attached, as amended, supplemented or otherwise modified from time to time.

“Annualized EBITDA” means as of any date of determination, EBITDA of Borrower and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, for the three (3) month period most recently ended multiplied by 4.

“Anti-Corruption Laws” has the meaning specified therefor in Section 4.21(a).

“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto.

“Applicable Interest Rate” has the meaning specified therefor in Section 2.6 (a).

“Applicable Premium” means

(a)          as of the date of the occurrence of an Applicable Premium Trigger Event specified in clause (a) of the definition thereof:

(i)     during the period from and after the Closing Date up to and including the date that is the first anniversary of the Closing Date (the “First Premium Period”), an amount equal to (x) 3.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date plus the Early Termination Make-Whole Amount;

(ii)    during the period after the first anniversary of the Closing Date up to and including the date that is the second anniversary of the Closing Date (the “Second Premium Period”), an amount equal to 2.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date;

Schedule  1.1 Page 2

(iii)   during the period after the second anniversary of the Closing Date up to and including the date that is six months prior to the third anniversary of the Closing Date (the “Third Premium Period”), an amount equal to 1.0% times the amount of the Term Loan Obligations (other than the Applicable Premium) being paid on such date; and

(iv)   thereafter, zero; and

(b)          as of the date of the occurrence of an Applicable Premium Trigger Event specified in clause (b) or (c) of the definition thereof:

(i)     during the First Premium Period, an amount equal to 3.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event plus the Early Termination Make-Whole Amount;

(ii)    during the Second Premium Period, an amount equal to 2.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event;

(iii)   during the Third Premium Period, an amount equal to 1.0% times the aggregate amount of all Obligations (other than the Applicable Premium) outstanding on the date of such Applicable Premium Trigger Event; and

(iv)   thereafter, zero.

“Applicable Premium Trigger Event” means

(a)         any payment by any Loan Party of all, or any part, of the principal balance of the Term Loan for any reason prior the Stated Maturity Date (including any optional prepayment and in connection with any substitution or replacement of any Non-Consenting Lender pursuant to Section 14.2, but excluding (x) any installment of principal pursuant to Section 2.1(a), and (y) any mandatory prepayment arising pursuant to Section 2.4(e)(vi)) whether before or after (i) the occurrence of an Event of Default, or (ii) the commencement of any Insolvency Proceeding, and notwithstanding any acceleration (for any reason) of the Obligations;

(b)         the acceleration of the Obligations for any reason, including, without limitation, acceleration in accordance with Section 9.1, including the automatic acceleration, without presentment, demand, protest, or notice, of the Obligations as a result of the commencement of an Insolvency Proceeding; or

(c)         the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations in any Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any Insolvency Proceeding to Agent, for the account of the Lenders in full or partial satisfaction of the Obligations.

“Applicable Term Margin” means, as of any date of determination, 5.25%.

Schedule  1.1 Page 3

“Application Event” means the occurrence of (a) a failure by Borrower to repay all of the Obligations in full on the Maturity Date, or (b) an Event of Default and the election by Agent or the Required Lenders to require that payments and proceeds of Collateral be applied pursuant to Section 2.4(b)(iii) of the Agreement.

“Assignee” has the meaning specified therefor in Section 13.1(a) of the Agreement.

“Assignment and Acceptance” means an Assignment and Acceptance Agreement substantially in the form of Exhibit A-1 to the Agreement or otherwise reasonably satisfactory to Agent.

“Authorized Person” means any one of the individuals identified on Schedule A-2 to the Agreement, as such schedule is updated from time to time by written notice from Borrower to Agent.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a ) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark,

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

“Base Rate” means a floating rate of interest per annum equal to the greatest of (a) the rate last quoted by The Wall Street Journal (or another national publication selected by the Agent) as the U.S. “Prime Rate,” (b) the Federal Funds Rate plus 50 basis points per annum and (c) the sum of Term SOFR for a one month tenor in effect on such day (giving effect to a minimum SOFR rate of 1.00% per annum) plus one (1) percentage point; provided that this clause (c) shall not be applicable during any period in which Term SOFR is unavailable or unascertainable.

“Base Rate Term SOFR Determination Day” has the meaning specified therefor in the definition of “Term SOFR”.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(d)(iii)(A).

Schedule  1.1 Page 4

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the sum of: (a) the alternate benchmark rate that has been selected by Agent and Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar-denominated syndicated credit facilities and (b) the related Benchmark Replacement Adjustment; provided that if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement shall be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Agent and Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)        in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)        in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

Schedule  1.1 Page 5

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)        a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)        a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)        a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

For the avoidance of doubt, if the then-current Benchmark has any Available Tenors, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

Schedule  1.1 Page 6

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(c)(iii) and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(c)(iii).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulations.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means a “defined benefit plan” (as defined in Section 3(35) of ERISA) for which any Loan Party or any of its Subsidiaries or ERISA Affiliates has been an “employer” (as defined in Section 3(5) of ERISA) within the past six years.

“BHC Act Affiliate” has the meaning specified therefor in Section 17.16 of the Agreement.

“Board of Directors” means, as to any Person, the board of directors (or comparable managers) of such Person, or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Book Runner” has the meaning set forth in the preamble to the Agreement.

“Borrower” has the meaning specified therefor in the preamble to the Agreement.

“Borrower Materials” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“Borrowing” means a borrowing consisting of Term Loans made on the same day by the Lenders (or Agent on behalf thereof), or by Agent in the case of a Protective Advance.

“Borrowing Base” means each of the Initial Borrowing Base and the DDTL Borrowing Base, and “Borrowing Base” means both of them, collectively.

“Borrowing Base Certificate” means a certificate, duly executed by an Authorized Person of Borrower, appropriately completed and in form and substance of Exhibit B-2 hereto.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the State of New York.

“[REDACTED] Mortgage” means that certain Deed of Trust, Assignment of Leases and Rents, Security agreement and Fixture Filing executed by and delivered by [REDACTED] in favor of Agent.

Schedule  1.1 Page 7

“[REDACTED] Operations” means the cultivation, growing, and processing of Cannabis at the [REDACTED] Property.

“[REDACTED] Property” means that real property located at [REDACTED].

“[REDACTED] Project” means, collectively, the construction and development of each approved Phase of the [REDACTED] Project Work in accordance with the Plans and Specifications and Construction Budget and Timetable for such Phase and in accordance with the other applicable requirements of the Loan Documents.

“[REDACTED] Project Work” shall mean the construction, development or renovation on the [REDACTED] Property in accordance with the Plans and Specifications, the Construction Budget and Timetable, and all Legal Requirements. It is anticipated that the [REDACTED] Project Work will be performed in three phases (each a “Phase” and such Phases, referred to herein as “Phase I”, Phase II” and “Phase III”), and that the Plans and Specifications and Construction Budget and Timeline for Phase II will be approved prior to and as a condition to the First Delayed Draw Term Loan and the Plans and Specifications and Construction Budget and Timeline for Phase III will be approved prior to and as a condition to the Second Delayed Draw Term Loan, in accordance with Section 3.2(i).

“Canadian Dollars” or “Cdn$” means the lawful currency of Canada, as in effect from time to time.

“Canadian Guarantee and Security Agreement” means a guarantee and security agreement, dated as of even date with the Agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by Parent to Agent.

“Canadian Pension Plan” means a pension plan that is a “registered pension plan” (as defined in the Income Tax Act (Canada)) or that is required to be registered under, or is subject to, the Pension Benefits Standards Act (British Columbia) or other Canadian federal or provincial law with respect to pension benefits standards and that is maintained or contributed to by a Loan Party or any of its Subsidiaries for its Canadian employees or former employees, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively.

“Cannabis” means all parts of the plant Cannabis sativa Linnaeus, Cannabis indica, or Cannabis ruderalis, whether growing or not; the seeds thereof; the resin, whether crude or purified, extracted from any part of the plant; and every compound, manufacture, salt, derivative, mixture, or preparation of the plant, its seeds, or resin. “Cannabis” also means the separated resin, whether crude or purified, obtained from cannabis. “Cannabis” does not include the mature stalks of the plant, fiber produced from the stalks, oil or cake made from the seeds of the plant, any other compound, manufacture, salt, derivative, mixture, or preparation of the mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of the plant which is incapable of germination. For the purpose of this division, “cannabis” does not mean “industrial hemp” as defined by Section 11018.5 of the California Health and Safety Code.

“Cannabis FMV” means, as of any date of determination, the fair market value of the Eligible Real Property, taking into account the ability to cultivate, grow, process and possess Cannabis but not taking into account any improvements or as built out for cultivation, growing, processing and possessing Cannabis , that is estimated to be recoverable in an orderly sale in a 12 month marketing period of such Eligible Real Property net of all associated costs and expenses of such sale, such value to be as specified in the most recent Acceptable Appraisal of Real Property.

Schedule  1.1 Page 8

“Cannabis Law” means any applicable state, provincial, or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree or other requirement or rule of law or legal process, or any other order of, or agreement issued, promulgated or entered into by any Governmental Authority, in each case related to the cultivation, manufacture, development, distribution, or sale of cannabis or products containing cannabis but explicitly excluding Federal Cannabis Law.

“Cannabis Licensed” means any Person who possesses a license, authorization, permit or other grant or recognition by a Governmental Agency allowing it to cultivate, grow, process, manufacture, distribute, sell or possess Cannabis in any form in compliance with applicable law.

“Cannabis Licenses” means those licenses, authorizations, permits or other grants or recognitions by a Governmental Authority allowing a Person to cultivate, grow, process, manufacture, distribute, sell or possess Cannabis in any form in compliance with applicable law

“Cannabis Manufacturing Assets” means those assets consisting of personal property, used in or for the purpose of manufacturing or processing cannabis for sale or distribution in compliance with an applicable Cannabis License.

“Cannabis Retail Assets” means those assets consisting of real property and personal property used solely in or solely for the purpose of selling, marketing, distributing or arranging for the sale, marketing or distribution of Cannabis or products containing Cannabis to customers at retail. For the avoidance of doubt, Cannabis Retail Assets shall not include Real Property Collateral or any other real property or personal property (including any Cannabis Licenses) used in the connection with or for the purpose of cultivation, growing, processing or manufacturing Cannabis.

“Capital Expenditures” means, with respect to any Person for any period, the amount of all expenditures by such Person and its Restricted Subsidiaries during such period that are capital expenditures as determined in accordance with GAAP, whether such expenditures are paid in cash or financed, but excluding, without duplication (a) expenditures made during such period in connection with the replacement, substitution, or restoration of assets or properties pursuant to Section 2.4(e)(ii) of the Agreement, (b) with respect to the purchase price of assets that are purchased substantially contemporaneously with the trade-in of existing assets during such period, the amount that the gross amount of such purchase price is reduced by the credit granted by the seller of such assets for the assets being traded in at such time, (c) expenditures made during such period to the extent made with the identifiable proceeds of an equity investment in Parent or any of its Restricted Subsidiaries which equity investment is made substantially contemporaneously with the making of the expenditure, (d) capitalized software development costs to the extent such costs are deducted from net earnings under the definition of EBITDA for such period, and (e) expenditures during such period that, pursuant to a written agreement, are reimbursed by a third Person (excluding Parent or any of its Affiliates).

Schedule  1.1 Page 9

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligation” means that portion of the obligations under a Capital Lease that is required to be capitalized in accordance with GAAP.

“Cash Equivalents” means (a) Domestic Cash Equivalents and (b) Foreign Cash Equivalents.

“Cash Management Services” means any cash management or related services including treasury, depository, return items, overdraft, controlled disbursement, merchant store value cards, e-payables services, electronic funds transfer, interstate depository network, automatic clearing house transfer (including the Automated Clearing House processing of electronic funds transfers through the direct Federal Reserve Fedline system) and other cash management arrangements.

“[REDACTED] Mortgage” means that certain Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing executed by and delivered by [REDACTED] in favor of Agent.

“[REDACTED] Property” means that real property located at [REDACTED.

“Change in Law” means the occurrence after the date of the Agreement of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation, judicial ruling, judgment or treaty or in the administration, interpretation, implementation or application by any Governmental Authority of any law, rule, regulation, guideline or treaty, (c) any new, or adjustment to, requirements prescribed by the Board of Governors for “Eurocurrency Liabilities” (as defined in Regulation D of the Board of Governors), requirements imposed by the Federal Deposit Insurance Corporation, or similar requirements imposed by any domestic or foreign governmental authority or resulting from compliance by Agent or any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority and related in any manner to SOFR, the Term SOFR Reference Rate or Term SOFR or (d) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that notwithstanding anything in the Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means that:

(a)        any Person or two or more Persons acting in concert shall have acquired beneficial ownership, directly or indirectly, of Equity Interests of Parent (or other securities convertible into such Equity Interests) representing 35% or more of the combined voting power of all Equity Interests of Parent entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Board of Directors of Parent,

Schedule  1.1 Page 10

(b)        any Person or two or more Persons acting in concert, shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of Parent or control over the Equity Interests of such Person entitled to vote for members of the Board of Directors of Parent on a fully-diluted basis (and taking into account all such Equity Interests that such Person or group has the right to acquire pursuant to any option right) representing 30% or more of the combined voting power of such Equity Interests,

(c)         Parent fails to own and control, directly or indirectly, 100% of the Equity Interests of Intermediate Holdco, except as permitted under Section 6.3

(d)         Intermediate Holdco fails to own and control, directly or indirectly, 100% of the Equity Interests of Borrower,

(e)         Borrower fails to own and control, directly or indirectly, 100% of the Equity Interest of each Subsidiary that is a Loan Party except as permitted under 6.3, or

(f)         From and after the date of formation of New Holdco and execution and delivery of a joinder to this Agreement by New Holdco in accordance with Section 5.21 (i), New Holdco fails to own and control, directly or indirectly, 100% of the Equity Interest of each Subsidiary that is a Loan Party except as permitted under 6.3, or (ii) Borrower fails to own and control, directly or indirectly, 100% of the Equity Interests of New Holdco

“Change Order” means any amendment, supplement, change or other modification (of whatever nature or form) (a) to the Plans and Specifications, or (b) to any Material Contract to which a Loan Party or an Affiliate of a Loan Party is a party or with respect to which a Loan Party or an Affiliate of a Loan Party has approval rights and that would result in an amendment, supplement, change or other modification to the Plans and Specifications or the Construction Budget and Timetable.

“Closing Date” means the date of the making of the Initial Term Loan under the Agreement.

“Code” means the New York Uniform Commercial Code, as in effect from time to time.

“Collateral” means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by Parent or any of its Restricted Subsidiaries in or upon which a Lien is granted by such Person in favor of Agent or the Lenders under any of the Loan Documents.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in Parent’s or any of its Restricted Subsidiaries’ books and records, Equipment, or Inventory, in each case, in form and substance reasonably satisfactory to Agent.

Schedule  1.1 Page 11

“Commitment” means, with respect to each Lender, its Initial Term Loan Commitment or its Delayed Draw Term Loan Commitment, as the context requires, and, with respect to all Lenders, their Initial Term Loan Commitments or their Delayed Draw Term Loan Commitments, as the context requires, in each case, as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

“Competitor” means any Person that is an operating company directly and primarily engaged in substantially similar business operations as the Borrower and is a bona fide direct competitor of Borrower; provided further, that in connection with any assignment or participation, the Assignee or Participant with respect to such proposed assignment or participation that is an investment vehicle, investment bank, a commercial bank, a finance company, a fund, or other Person which merely has an economic interest in any such direct competitor ( and is not itself such a direct competitor of Borrower,) or that is engaged in, making, purchasing, holding or otherwise investing in commercial loans, notes or bonds and/or similar extensions of credit in the ordinary course of business, in each case, shall not be deemed to be a Competitor for the purposes of this definition.

“Completion”, “Completed” and “Complete” shall mean with respect to the [REDACTED] Project Work the occurrence of each of the following, as determined by Agent in its Permitted Discretion:

(i)	Substantial Completion shall have occurred;

(ii)           the development, construction and equipping of such [REDACTED] Project shall have been fully completed in accordance with the Plans and Specifications in all material respects, including all Punchlist Items; and

(iii)          final (or otherwise unconditional) lien waivers substantially in form and substance reasonably satisfactory to Agent from all Trade Contractors who have entered into a Trade Contract with any general contractor of Borrower or Borrower who performed work in connection with such [REDACTED] Property have been received by Agent, with respect to all applicable work relating to such [REDACTED] Project, except with respect to any such Trade Contractors whose lien rights or liens have been bonded over and removed from title in a manner (and with a bond provider) reasonably acceptable to Agent (provided that amounts in dispute with all such Trade Contractors, taken as a whole, do not exceed (x) with respect to any such disputes outstanding for fewer than ninety (90) days from the commencement of such dispute, $500,000 in the aggregate at such time, and (y) with respect to any such disputes continuing for ninety (90) days or more, $500,000 in the aggregate at such time.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C-1 to the Agreement delivered by the chief financial officer of Borrower to Agent.

“Confidential Information” has the meaning specified therefor in Section 17.9(a) of the Agreement.

Schedule  1.1 Page 12

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.12(c)(ii) and other technical, administrative or operational matters) that Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Construction Budget and Timetable” means the project construction and development budget prepared by, or on behalf of, the Loan Parties for the construction and development of each approved Phase of the [REDACTED] Project, as the same may be adjusted in accordance with this Agreement, and which budget sets forth the Loan Parties’ estimates for budgeted construction and development categories of all items of costs and expenses to be incurred or payable with respect to the foregoing, together with a projected schedule for the progress of the development and construction of the [REDACTED] Project Work, all in such form and containing such details as Agent shall require in its Permitted Discretion, as the same may be updated in accordance with this Agreement. The Construction Budget and Timetable for Phase I of the [REDACTED] Project Work is attached hereto as Schedule C-2.

“Construction Consultant” shall mean a third-party architect or engineer selected and retained by Agent, at the cost and expense of Borrower (subject to the limitations set forth in Section 2.10), to monitor the progress of the [REDACTED] Property, to inspect the Improvements and confirm compliance with the Construction Budget and Timetable.

“Construction Permits” means, individually or collectively, as the context may require, all authorizations, consents and approvals, licenses and permits given or issued by Governmental Authorities which are required for the construction and development of the [REDACTED] Project Work in accordance with all legal requirements and the Plans and Specifications, and for the performance and observance of all obligations and agreements of each Loan Party contained herein relating to the development and construction of the [REDACTED] Project Work.

“Construction Progress Report” means a progress report in the form of Exhibit C-2.

“Continuing Director” means (a) any member of the Board of Directors who was a director (or comparable manager) of Parent on the Closing Date, and (b) any individual who becomes a member of the Board of Directors after the Closing Date if such individual was approved, appointed or nominated for election to the Board of Directors by a majority of the Continuing Directors.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

Schedule  1.1 Page 13

“Control Agreement” means a control agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by Parent or one of its Restricted Subsidiaries, Agent, and the applicable securities intermediary or issuer of uncertificated securities (with respect to a Securities Account) or bank (with respect to a Deposit Account).

“Copyright Security Agreement” has the meaning specified therefor in the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable.

“Covered Entity” has the meaning specified therefor in Section 17.16 of the Agreement.

“Curative Equity” means the common equity contributions made by Parent in immediately available funds which Parent contributes as additional common equity contributions to Borrower in immediately available funds after the Closing Date and which is designated “Curative Equity” by Borrower under Section 9.4 of this Agreement at the time it is contributed. For the avoidance of doubt, the forgiveness of antecedent debt (whether Indebtedness, trade payables, or otherwise) shall not constitute Curative Equity.

“DDTL Availability Period” means each of the First DDTL Availability Period and the Second Availability Period, and “DDTL Availability Period” means both of them, collectively.

“DDTL Borrowing Base” means as of any date of determination:

(a)        50% of the Cannabis FMV of the [REDACTED] Property, the [REDCATED] Property and the [REDCATED] Property based on the most recent Acceptable Appraisal conducted as set forth in Section 5.7 so long as each property qualifies as Eligible Real Property, minus

(b)       Reserves.

The DDTL Borrowing Base shall be determined at any time by Agent, on the basis of the most recently delivered Borrowing Base Certificate, as adjusted by Agent for any changes in Reserves or otherwise in accordance with the terms hereof.

“DDTL Commitment Expiration Date” means each of First DDTL Commitment Expiration Date and the Second DDTL Commitment Expiration Date, and “DDTL Commitment Expiration Date” means both of them, collectively.

“Debt Service” means, with respect to any fiscal period and with respect to Parent determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) Interest Expense for the Loans required to be paid (other than interest paid-in-kind, amortization of financing fees, and other non-cash Interest Expense) during such period, and (b) scheduled principal payments in respect of the Loans that are required to be paid during such period (and if not required to be paid during such period, then assuming such loan is amortizing 15% per annum.).

“Debt Service Coverage Ratio” means with respect to any fiscal period and with respect to Parent determined on a consolidated basis in accordance with GAAP, the ratio of (a) EBITDA for such period to (b) Debt Service for such period.

Schedule  1.1 Page 14

“Deemed Add-Backs” has the meaning specified therefor in the definition of “EBITDA”.

“Default” means an event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default.

“Default Rate” has the meaning specified therefor in Section 2.6(c) of the Agreement.

“Default Right” has the meaning specified therefor in Section 17.16 of the Agreement.

“Defaulting Lender” means any Lender that (a) has failed to fund any amounts required to be funded by it under the Agreement on the date that it is required to do so under the Agreement, (b) notified Borrower, Agent, or any Lender in writing that it does not intend to comply with all or any portion of its funding obligations under the Agreement, (c) has made a public statement to the effect that it does not intend to comply with its funding obligations under the Agreement or under other agreements generally (as reasonably determined by Agent) under which it has committed to extend credit, (d) failed, within 1 Business Day after written request by Agent, to confirm that it will comply with the terms of the Agreement relating to its obligations to fund any amounts required to be funded by it under the Agreement, (e) otherwise failed to pay over to Agent or any other Lender any other amount required to be paid by it under the Agreement on the date that it is required to do so under the Agreement, or (f) (i) becomes or is insolvent or has a parent company that has become or is insolvent or (ii) becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian or appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company unless the ownership provides immunity for such Lender from jurisdiction of courts within the United States or from enforcement of judgments or writs of attachment on its assets, or permits such Lender or Governmental Authority to repudiate or otherwise to reject such Lender’s agreements.

“Defaulting Lender Rate” means (a) for the first 3 days from and after the date the relevant payment is due, the Base Rate, and (b) thereafter, the interest rate then applicable to Term Loans (inclusive of the Applicable Term Margin applicable thereto).

“Delayed Draw Borrowing Date” means any date on which any Delayed Draw Term Loans are extended pursuant to this Agreement.

“Delayed Draw Term Loan” means each of the First Delayed Draw Term Loan and the Second Delayed Draw Term Loan, and “Delayed Draw Term Loan” means both of them, collectively.

“Delayed Draw Term Loan Commitment” means, with respect to each Lender, (a) its First Delayed Draw Term Loan Commitment, and, with respect to all Lenders, their First Delayed Draw Term Loan Commitments, and (b) its Second Delayed Draw Term Loan Commitment, and, with respect to all Lenders, their Second Delayed Draw Term Loan Commitments.

Schedule  1.1 Page 15

“Deposit Account” means any deposit account (as that term is defined in the Code).

“Designated Account” means the Deposit Account of Borrower identified on Schedule D-1 to the Agreement (or such other Deposit Account of Borrower located at Designated Account Bank that has been designated as such, in writing, by Borrower to Agent).

“Designated Account Bank” has the meaning specified therefor in Schedule D-1 to the Agreement (or such other bank that is located within the United States that has been designated as such, in writing, by Borrower to Agent).

“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are exchangeable), or upon the happening of any event or condition (a) matures or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provide for the scheduled payments of dividends in cash or (d) are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 180 days after the Maturity Date.

“Dollars” or “$” means United States dollars.

“Domestic Cash Equivalents” means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case, maturing within 1 year from the date of acquisition thereof, (b) marketable direct obligations issued or fully guaranteed by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within 1 year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), (c) commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s, (d) certificates of deposit, time deposits, overnight bank deposits or bankers’ acceptances maturing within 1 year from the date of acquisition thereof issued by any bank organized under the laws of the United States or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $1,000,000,000, (e) Deposit Accounts maintained with (i) any bank that satisfies the criteria described in clause (d) above, or (ii) any other bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation, (f) repurchase obligations of any commercial bank satisfying the requirements of clause (d) of this definition or recognized securities dealer having combined capital and surplus of not less than $1,000,000,000, having a term of not more than seven days, with respect to securities satisfying the criteria in clauses (a) or (d) above, (g) debt securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the criteria described in clause (d) above, and (h) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (g) above.

Schedule  1.1 Page 16

“Domestic Subsidiary” means any direct or indirect Subsidiary of the Borrower organized under the laws of the United States of America, any State thereof or the District of Columbia.

“Early Termination Make-Whole Amount” shall mean an amount (but not less than zero) equal to (a) all interest on the portion of the Term Loans prepaid (including as a result of a mandatory prepayment or other required prepayment) or deemed to be prepaid as a result of an acceleration and maturity of the Obligations pursuant to Section 9.1, including the automatic acceleration and maturity of the Obligations pursuant to and resulting from the commencement of an Insolvency Proceeding (such event, a “Deemed Prepayment”), that would otherwise have accrued during the twelve (12) month period following the Closing Date (calculated based on the per annum interest rate (including, for the avoidance of doubt, the Applicable Term Margin) applicable to the Term Loans on the date of such prepayment or Deemed Prepayment), minus (b) the sum of the actual cash payments of interest on such portion of the Term Loans paid by the Borrower from the Closing Date through the date of such prepayment or Deemed Prepayment.

“Earn-Outs” means unsecured liabilities of a Loan Party arising under an agreement to make any deferred payment as a part of the purchase price for a Permitted Acquisition, including performance bonuses or consulting payments in any related services, employment or similar agreement, in an amount that is subject to or contingent upon the revenues, income, cash flow or profits (or the like) of the target of such Permitted Acquisition.

“EBITDA” means, with respect to any fiscal period:

(a)         Borrower’s consolidated net earnings (or loss); provided that any income of Person that is not a Loan Party shall not be included in such net earnings, except that a Loan Party’s direct or indirect equity in the net income of any such Person for such period shall be included in such computation of net income up to the aggregate amount of cash actually distributed by such Person during such period to a Loan Party as a dividend or other distribution but in no event shall any net earnings (or loss) of any Unrestricted Subsidiary be included in the consolidated net earnings of Borrower, minus

(b)         without duplication, the sum of the following amounts of Borrower for such period to the extent included in determining consolidated net earnings (or loss) for such period:

(i)	any extraordinary, unusual, or non-recurring gains,

(ii)	interest income,

(iii)	exchange, translation or performance gains relating to any hedging transactions or foreign currency fluctuations,

(iv)	income arising by reason of the application of FAS 141R, and

(v)          the amount of any non-controlling interest income consisting of gains attributed to non-controlling interests of third parties in any non-wholly owned Subsidiaries of Parent to the extent included in consolidated net income (or loss) and not received in cash by Parent,

Schedule  1.1 Page 17

plus

(c)         without duplication, the sum of the following amounts of Borrower for such period to the extent included in determining consolidated net earnings (or loss) for such period:

(i)	any extraordinary, unusual, or non-recurring losses,

(ii)	Interest Expense,

(iii)	tax expense based on income, profits or capital, including federal,

foreign, state, franchise and similar taxes (and for the avoidance of doubt, specifically excluding any sales taxes or any other taxes held in trust for a Governmental Authority),

(iv)	depreciation and amortization for such period,

(v)	non-cash compensation expense (including deferred non-cash

compensation expense), or other non-cash expenses or charges, arising from the sale or issuance of Equity Interests, the granting of stock options, and the granting of stock appreciation rights and similar arrangements (including any repricing, amendment, modification, substitution, or change of any such Equity Interests, stock option, stock appreciation rights, or similar arrangements) minus the amount of any such expenses or charges when paid in cash to the extent not deducted in the computation of net earnings (or loss),

(vi)	one-time restructuring charges,

(vii)	exchange, translation, or performance losses relating to any hedging transactions or foreign currency fluctuations,

(viii)	non-cash losses on sales of fixed assets or write-downs of fixed or intangible assets,

(ix)         the amount of any non-controlling interest expense consisting of losses attributed to non-controlling interests of third parties in any non-wholly owned Subsidiaries of Parent,

(x)          any expenses, charges or losses in connection with any Permitted Acquisition, Permitted Investment or Permitted Disposition for such period that are reimbursed during such period by Persons that are not Affiliates of the Loan Parties pursuant to indemnification or expense reimbursement or similar provisions in any agreement with such Person and in each case, solely to the extent such indemnification or reimbursement did not increase consolidated net income for such period,

Schedule  1.1 Page 18

(xi)         to the extent actually received and not already included in net income, proceeds of business interruption insurance in an amount not to exceed the cash proceeds actually received during such period,

(xii)        documented transaction expenses incurred in connection with a Permitted Disposition, Permitted Investment, or Permitted Acquisition (irrespective of whether such Permitted Acquisition is consummated), including ay refinancing of (or amendment to) any Permitted Indebtedness acquired or assumed in connection with such Permitted Investment, or Permitted Acquisition including, but not limited to, legal and advisory fees, break-up fees; provided, however, that the aggregate amounts added back pursuant to this clause (xii) for any period shall not exceed $500,000,

(xiii)       fees, costs, charges and expenses, in respect of Earn-Outs incurred in connection with any Permitted Acquisition to the extent permitted to be incurred under this Agreement that are required by the application of FAS 141R to be and are expensed by Parent and its Restricted Subsidiaries,

(xiv)       transaction expenses incurred in connection with the incurrence of the Term Loans so long as such expenses were paid on the Closing Date as reflected in the sources and uses delivered to Agent that is reasonably acceptable to Agent or paid not later than 60 days after the Closing Date,

(xv)        non-recurring litigation and arbitration costs, charges, fees and expenses (including payments of legal settlements, fines, judgments or orders); provided that the aggregate amounts added back pursuant to this clause (xiv) for any period shall not exceed $500,000,

(xvi)       non-cash fair value adjustments to inventory (including cannabis plants) resulting from the revaluation of inventory or other inventory adjustments, but excluding any non-cash loss or expenses relating to a write-down, write off or reserve with respect to inventory, and

(xvii)      other cash charges and expenses approved in writing by Agent in its sole discretion;

in each case, determined on a consolidated basis in accordance with GAAP.

Notwithstanding the foregoing, in no event will the aggregate amount of add backs for cash expenditures under clauses (c)(i), (c)(vi), (c)(vii) and (c)(viii) above for any period of 12 months exceed 5% of EBITDA (calculated prior to giving effect to any such addbacks or pro forma adjustments) for such period.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

Schedule  1.1 Page 19

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“[REDACTED] Entities” means [REDACTED], a California limited liability company and [REDACTED] a California limited liability company.

“Eligible Real Property” means each parcel of Real Property set forth on Schedule R-1. Any such real property shall not be included in Eligible Real Property if:

(i)          the applicable Borrower or other Loan Party that owns such property does not have good, valid, and marketable fee simple title thereto,

(ii)	it is not subject to a valid and perfected first priority Agent’s Lien,

(iii)	it is not in good and marketable condition,

(iv)	it (or any portion thereof) is leased by the applicable Loan Party to any Person,

(v)          it is subject to any agreement that limits, conditions or restricts the applicable Borrower’s or other Loan Party’s or Agent’s right to sell or otherwise dispose of such real property,

(vi)         it is not covered by title insurance on terms and subject to conditions reasonably acceptable to Agent with respect to Agent’s Lien,

(vii)       it is not the subject of an environmental report reasonably acceptable to Agent,

(viii)      it is not the subject of an ALTA survey in form and substance reasonable acceptable to Agent,

(ix)         it is located in a flood plain and the applicable Loan Party is not maintaining appropriate flood insurance with respect to such real property on terms and conditions satisfactory to Agent,

(x)          it is out of compliance with any applicable laws, rules, regulations, executive orders, codes (including Environmental Laws) or zoning regulations;

(xi)         an Acceptable Appraisal of such Real Property has not been completed, or

(xii)        it is not the subject of all required Cannabis Licenses; provided that the [REDACTED] Property need not be subject to all Cannabis Licenses required by the County of Ventura until March 31, 2022 and all required Cannabis Licenses required by the State of California until March 31, 2022.

Schedule  1.1 Page 20

“Eligible Transferee” means (a) any Lender (other than a Defaulting Lender), any Affiliate of any Lender and any Related Fund of any Lender; (b) (i) a commercial bank organized under the laws of the United States or any state thereof, and having total assets in excess of $1,000,000,000; (ii) a savings and loan association or savings bank organized under the laws of the United States or any state thereof, and having total assets in excess of $1,000,000,000; (iii) a commercial bank organized under the laws of any other country or a political subdivision thereof; provided that (A) (x) such bank is acting through a branch or agency located in the United States or (y) such bank is organized under the laws of a country that is a member of the Organization for Economic Cooperation and Development or a political subdivision of such country, and (B) such bank has total assets in excess of $1,000,000,000; (c) any other entity (other than a natural person) that is an “accredited investor” (as defined in Regulation D under the Securities Act) that extends credit or buys loans as one of its businesses including insurance companies, investment or mutual funds and lease financing companies, and having total assets (together with its Affiliates and Related Funds) in excess of $350,000,000; and (d) during the continuation of an Event of Default, any other Person approved by Agent; provided, that, no Affiliate of a Loan Party shall qualify as an Eligible Transferee.

“Environmental Action” means any written complaint, summons, citation, notice of violation, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, or other written communication received by any Loan Party from any Governmental Authority or any third party alleging violations of Environmental Laws or releases of Hazardous Materials (a) from any assets, properties, or businesses of any Loan Party or any of its Restricted Subsidiaries, (b) from adjoining properties or businesses, (c) from or onto any facilities which received Hazardous Materials generated by any Loan Party or any of its Restricted Subsidiaries, or (d) by any Loan Party or any of its Restricted Subsidiaries.

Environmental Indemnity Agreement” means an Environmental Indemnity Agreement with respect to the Real Property Collateral, executed by the Loan Parties in favor of Agent, in form and substance reasonable satisfactory to Agent, as amended, restated, supplemented, or otherwise modified from time to time.

“Environmental Law” means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy, or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, in each case, to the extent binding on any Loan Party or its Restricted Subsidiaries, relating to the environment, the effect of the environment on employee health, or Hazardous Materials, in each case as amended from time to time.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand or Remedial Action required under Environmental Law or violation of any Environmental Law, and which relate to any Environmental Action.

Schedule  1.1 Page 21

“Environmental Lien” means any Lien in favor of any Governmental Authority for Environmental Liabilities.

“Equipment” means equipment (as that term is defined in the Code).

“Equity Interests” means, with respect to a Person, all of the shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in such Person, whether voting or nonvoting, including capital stock (or other ownership or profit interests or units), preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statutes, and all regulations and guidance promulgated thereunder. Any reference to a specific section of ERISA shall be deemed to be a reference to such section of ERISA and any successor statutes, and all regulations and guidance promulgated thereunder.

“ERISA Affiliate” means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which any Loan Party or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with any Loan Party or any of its Subsidiaries and whose employees are aggregated with the employees of such Loan Party or its Subsidiaries under IRC Section 414(o).

“Erroneous Payment” has the meaning therefor Section 17.17(a) of the Agreement.

“Erroneous Payment Deficiency Assignment” has the meaning specified therefor in Section 17.17(d)(i) of the Agreement.

“Erroneous Payment Impacted Class” has the meaning specified therefor in Section 17.17(d)(i) of the Agreement.

“Erroneous Payment Return Deficiency” has the meaning specified therefor in in Section 17.17(d)(i) of the Agreement.

“Erroneous Payment Subrogation Rights” has the meaning specified therefor in Section 17.17(f) of the Agreement.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified therefor in Section 8 of the Agreement.

Schedule  1.1 Page 22

“Exchange Act” means the Securities Exchange Act of 1934, as in effect from time to time.

“Excluded Accounts” means (a) any segregated Deposit Account specifically and exclusively used to hold tax and trust funds, (b) controlled disbursement accounts (to the extent that such accounts are zero balance accounts), and (c) Petty Cash Accounts.

“Excluded Subsidiary” means (a) any Subsidiary of the Borrower that does not own assets with a fair market value in excess of $500,000 or generate revenue in excess of $500,000 for the most recently ended 12 month period, (b) any Subsidiary of Borrower that is prohibited or restricted by requirements of law, regulation, or contractual obligation (so long as, in respect of any such contractual obligation, such prohibition either existed on the Closing Date or, if later, on the date the applicable Subsidiary is acquired or when such Subsidiary would have otherwise been required to become a Loan Party and such contractual obligation was not created in contemplation of avoiding the contractual obligations of the Loan Parties under the Loan Documents) from providing a guarantee or pledge of equity or granting a Lien in or over its asset, as and to the extent applicable from providing a guarantee or granting a Lien in or over its assets, and in each case, only for so long as such prohibition exists, (c) any Foreign Subsidiary to the extent providing a guarantee or pledge of equity or granting a lien in or over its asset is likely to result in material adverse tax consequences to Borrower (as determined by Agent in its Permitted Discretion in consultation with Borrower), and (d) any Unrestricted Subsidiary. The Excluded Subsidiaries as of the Closing Date are set forth on Schedule E-1

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (i) any Tax imposed on the net income or net profits of any Recipient (including any branch profits taxes), in each case, (A) imposed by the jurisdiction (or by any political subdivision or taxing authority thereof) in which such Recipient is organized or the jurisdiction (or by any political subdivision or taxing authority thereof) in which such Recipient’s principal office is located or, in the case of a Lender or Participant, the jurisdiction in which such Lender’s or Participant’s lending office is located, or (B) as a result of a present or former connection between such Recipient and the jurisdiction or taxing authority imposing the Tax (other than any such connection arising solely from such Recipient having executed, delivered, become a party to, or performed its obligations or received payment under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced its rights or remedies under the Agreement or any other Loan Document, or sold or assigned an interest in any Loan or Loan Document) (“Other Connection Taxes”); (ii) Taxes resulting from a Recipient’s failure to comply with the requirements of Section 16.2 of the Agreement, (iii) any United States federal withholding Taxes imposed on amounts payable to or for the account of a Lender or Participant with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender or Participant acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 14.2) or (ii) such Lender or Participant changes its lending office, except in each case to the extent that, pursuant to Section 16.1, amounts with respect to such Taxes were payable either to such Lender’s or Participant’s assignor immediately before such Lender or Participant became a party hereto or to such Lender or Participant immediately before it changed its lending office, and (iv) any United States federal withholding taxes imposed under FATCA.

Schedule  1.1 Page 23

“Extraordinary Receipts” means any cash received by Parent or any of its Restricted Subsidiaries not in the ordinary course of business (and not consisting of proceeds of asset sales), including, without limitation, (a) tax refunds, (b) proceeds of business interruption insurance, (c) judgments, proceeds of settlements or other consideration of any kind in connection with any cause of action, (d) indemnity payments (other than to the extent such indemnity payments are (i) immediately payable to a person that is not an affiliate of Parent or any of its Restricted Subsidiaries or (ii) received by Parent or any of its Restricted Subsidiaries as reimbursement for any costs previously incurred or any payment previously made by such Person) and (e) any purchase price adjustment received in connection with any purchase agreement, in each case, net of any taxes imposed on the receipt or accrual of such amounts.

“Facilities” means the Initial Term Loan Facility, the First Delayed Draw Term Loan Facility and the Second Delayed Draw Term Loan Facility.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of the Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the IRC, any intergovernmental agreements entered into by the United States in connection with the implementation of the foregoing express provisions of the IRC, and any laws, rules and regulations implementing such intergovernmental agreements.

“Federal Cannabis Laws” means any U.S. federal laws as such relate, to the cultivation, harvesting, production, distribution, sale and possession of marijuana or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal to, for each day during such period, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Agent from three major U.S. banks of recognized standing selected by it.

“Fee Letter” means that certain Fee Letter, dated as of the Closing Date, between Borrower and Agent, in form and substance reasonably satisfactory to Agent.

“First DDTL Availability Period” means the period from and after the Closing Date and the First DDTL Commitment Expiration Date.

Schedule  1.1 Page 24

“First DDTL Commitment Expiration Date” means the earlier to occur of (i) the date on which the First Delayed Draw Term Loan Commitments have been fully drawn, and (ii) February 1, 2023.

“First Delayed Draw Term Loan” has the meaning specified therefor in Section 2.2(a) of the Agreement.

“First Delayed Draw Term Loan Commitment” means, with respect to each Lender, its First Delayed Draw Term Loan Commitment, and, with respect to all Lenders, their First Delayed Draw Term Loan Commitments, in each case, as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

“First Delayed Draw Term Loan Facility” has the meaning specified therefor in Section 2.1(b) of the Agreement.

“Flood Laws” means the National Flood Insurance Act of 1968, Flood Disaster Protection Act of 1973, and related laws, rules and regulations, including any amendments or successor provisions

“Floor” means a rate of interest equal to 0%.

“Flow of Funds Agreement” means a funds flow memorandum, dated as of even date herewith, in form and substance reasonably satisfactory to Agent, attached as part of the Notice of Borrowing duly executed by Borrower and delivered in respect of the Term Loan.

“Foreign Cash Equivalents” means (a) certificates of deposit, bankers’ acceptances, or time deposits maturing within 1 year from the date of acquisition thereof, in each case payable in an Canadian Dollars and issued by any bank and having at the date of acquisition thereof combined capital and surplus of not less than $1,000,000,000 (calculated at the then applicable Exchange Rate), (b) Deposit Accounts maintained with any bank that satisfies the criteria described in clause

(a) above, and (c) Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (b) above.

“Foreign Lender” means any Lender or Participant that is not a United States person within the meaning of IRC section 7701(a)(30).

“Foreign Subsidiary” means any direct or indirect Subsidiary of Borrower that is not a Domestic Subsidiary.

“Funding Date” means the date on which a Borrowing occurs.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

Schedule  1.1 Page 25

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantor” means (a) each Subsidiary of Borrower as of the Closing Date (other than any Excluded Subsidiary), (b) Parent, (c) Intermediate Holdco, and (d) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11 of the Agreement.

“Guaranty and Security Agreement” means a guaranty and security agreement, dated as of even date with the Agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by Borrower and each of the Guarantors to Agent.

“Hazardous Materials” means (a) substances that give rise to liability under Environmental Laws or are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulations intended to define, list, or classify substances regulated by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity”, (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form, electrical equipment that contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million, and per- and polyfluoroalkyl substances.

“Hedge Agreement” means a “swap agreement” as that term is defined in Section 101(53B)(A) of the Bankruptcy Code.

“[REDACTED] Lease” means that certain certain agricultural lease agreement dated as of [REDACTED] between [REDACTED] and [REDACTED].

“Improvements” means all buildings, structures and fixtures of every kind and nature situated upon Real Property,

“Indebtedness” as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses) and any earn-out or similar obligations, (f) all monetary obligations of such Person owing under Hedge Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedge Agreement were terminated on the date of determination), (g) any Disqualified Equity Interests of such Person, and (h) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness which is limited or is non-recourse to a Person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

Schedule  1.1 Page 26

“Indemnified Liabilities” has the meaning specified therefor in Section 10.3 of the Agreement.

“Indemnified Person” has the meaning specified therefor in Section 10.3 of the Agreement.

“Indemnified Taxes” means, (a) any Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Intermediate Holdco” has the meaning specified therefor in the preamble to the Agreement.

“Initial Borrowing Base” means, as of any date of determination:

(a)       50.0% of the Non-Cannabis FMV of the [REDACTED] Property based on the most recent Acceptable Appraisal conducted as set forth in Section 5.7 so long as such property qualifies as Eligible Real Property (except with respect to clause (x) of the definition thereof); plus

(b)      50% of the Cannabis FMV of the [REDACTED] Property and the [REDACTED] Property based on based on the most recent Acceptable Appraisal conducted as set forth in Section 5.7 so long as each property qualifies as Eligible Real Property, minus

(c)       Reserves.

The Initial Borrowing Base shall be determined at any time by Agent, on the basis of the most recently delivered Borrowing Base Certificate, as adjusted by Agent in its Permitted Discretion for any changes in Reserves or otherwise in accordance with the terms hereof.

“Initial Term Loan” has the meaning specified therefor in Section 2.1(a) of the Agreement.

“Initial Term Loan Commitment” means, with respect to each Lender, its Initial Term Loan Commitment, and, with respect to all Lenders, their Initial Term Loan Commitments, in each case, as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

Schedule  1.1 Page 27

“Initial Term Loan Facility” has the meaning specified therefor in Section 2.1(a).

“Insolvency Proceeding” shall mean any of the following: (a) the filing by any Loan Party of a voluntary petition in bankruptcy or other proceeding under any provision of any bankruptcy law (including the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada) (if applicable)) or a petition or proceeding to take advantage of any receivership or insolvency laws, including any petition or proceeding seeking the dissolution, winding up, total or partial liquidation, reorganization, composition, arrangement, adjustment or readjustment or other relief of such Loan Party, such Loan Party’s debts or such Loan Party’s assets including corporate statutes where such statue is used by a Loan Party to propose an arrangement that includes a stay of creditors, or the appointment of a trustee, receiver, liquidator, custodian or similar official for such Loan Party or a material part of such Loan Party’s property; (b) the admission in writing by such Loan Party of its inability to pay its debts generally as they become due; (c) the appointment of a receiver, receiver and manager, liquidator, trustee, custodian or other similar official for such Loan Party or all or a material part of such Loan Party’s assets; (d) the filing of any petition or proceeding against such Loan Party under any bankruptcy law (including the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada) (if applicable)) or other receivership or insolvency law, including any petition seeking the dissolution, winding up, total or partial liquidation, reorganization, composition, arrangement, adjustment or readjustment or other relief of such Loan Party, such Loan Party’s debts or such Loan Party’s assets or the appointment of a trustee, receiver, liquidator, custodian or similar official for such Loan Party or a material part of such Loan Party’s property; (e) the general assignment by such Loan Party for the benefit of creditors or any other marshaling of the assets and liabilities of such Loan Party; or (f) a corporate (or similar) action taken by such Loan Party to authorize any of the foregoing.

“Intercompany Subordination Agreement” means an intercompany subordination agreement, dated as of even date with the Agreement, executed and delivered by each Loan Party and Agent, the form and substance of which is reasonably satisfactory to Agent.

“Interest Expense” means, for any period, the aggregate of the interest expense of Borrower for such period, determined on a consolidated basis in accordance with GAAP.

“Interest Reserve” has the meaning specified therefor in Section 2.11(b) of the Agreement.

“Interest Reserve Account” has the meaning specified therefor in Section 2.11(b) of the Agreement.

“Inventory” means inventory (as that term is defined in the Code).

“Investment” means, with respect to any Person, any investment by such Person in any other Person (including Affiliates) in the form of loans, guarantees, advances, capital contributions (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business, and (b) bona fide accounts receivable arising in the ordinary course of business), or acquisitions of Indebtedness, Equity Interests, or all or substantially all of the assets of such other Person (or of any division or business line of such other Person), and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustment for increases or decreases in value, or write-ups, write-downs, or write-offs with respect to such Investment.

“IRC” means the Internal Revenue Code of 1986, as amended, and any successor statutes, and all regulations and guidance promulgated thereunder. Any reference to a specific section of the IRC shall be deemed to be a reference to such section of the IRC and any successor statutes, and all regulations and guidance promulgated thereunder.

“Lead Arranger” has the meaning set forth in the preamble to the Agreement.

“Legal Requirements” shall mean all federal, state, county, municipal and other governmental statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions of Governmental Authorities affecting Real Property or any part thereof, or the construction, use, alteration or operation thereof, or any part thereof, whether now or hereafter enacted and in force, building and zoning codes, cannabis legal requirements and all permits, licenses and authorizations and regulations relating thereto, and all covenants, agreements, restrictions and encumbrances contained in any instruments, either of record or known to a Loan Party, at any time in force affecting a Loan Party, such Real Property or any part thereof, including any which may (a) require repairs, modifications or alterations in or to such Real Property or any part thereof, and (b) in any way limit the use and enjoyment thereof.

Schedule  1.1 Page 28

“Lender” has the meaning set forth in the preamble to the Agreement, and shall include any other Person made a party to the Agreement pursuant to the provisions of Section 13.1 of the Agreement and “Lenders” means each of the Lenders or any one or more of them.

“Lender Group” means each of the Lenders and Agent, or any one or more of them.

“Lender Group Expenses” means all (a) reasonable costs or expenses (including Taxes and insurance premiums) required to be paid by Parent or its Restricted Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) reasonable documented out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group’s transactions with Parent or its Restricted Subsidiaries under any of the Loan Documents, including, photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent’s reasonable and customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to Parent or its Restricted Subsidiaries, (d) Agent’s reasonable and customary fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of Borrower (whether by wire transfer or otherwise), together with any reasonable out-of-pocket costs and expenses incurred in connection therewith, (e) reasonable and customary charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable documented out-of-pocket costs and expenses paid or incurred by the Lender Group to correct any default or enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) reasonable field examination, appraisal, and valuation fees and expenses of Agent related to any field examinations, appraisals, or valuation to the extent of the fees and charges (and up to the amount of any limitation) provided in Section 2.10 of the Agreement, (h) Agent’s reasonable documented costs and expenses (including reasonable documented attorneys’ fees and expenses) relative to third party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing or defending the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent’s Liens in and to the Collateral, or the Lender Group’s relationship with Parent or any of its Restricted Subsidiaries, (i) Agent’s reasonable documented costs and expenses (including reasonable documented attorneys’ fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent’s and each Lender’s reasonable documented costs and expenses (including reasonable documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a “workout,” a “restructuring,” or an Insolvency Proceeding concerning Parent or any of its Restricted Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral; provided, that the fees and expenses of counsel that shall constitute Lender Group Expenses shall in any event be limited to one primary counsel to Agent and one primary counsel to the Lenders, one local counsel to Agent in each reasonably necessary jurisdiction, one specialty counsel to Agent in each reasonably necessary specialty area (including insolvency law), and one or more additional counsel to Lenders if one or more conflicts of interest arise)

“Lender Group Representatives” has the meaning specified therefor in Section 17.9 of the Agreement.

“Lender-Related Person” means, with respect to any Lender, such Lender, together with such Lender’s Affiliates, officers, directors, employees, attorneys, and agents.

Schedule  1.1 Page 29

“License Holdco” means a corporation, limited liability company, or limited partnership organized under the laws of a jurisdiction in the United States that (a) is a wholly-owned direct or indirect Subsidiary of Parent, (b) does not engage in any business or activity other than the ownership of the equity interests of a Subsidiary that possesses one or more Cannabis Licenses and activities incidental thereto, (c) does not own or acquire any assets other than the equity interests of a Subsidiary that possesses one or more Cannabis Licenses, cash and Cash Equivalents, and (d) does not have or incur any Indebtedness or other liabilities other than liabilities under the Loan Documents, liabilities imposed by laws, including tax liabilities, and other liabilities incidental to its existence and permitted business and activities. As of the Closing Date, License Holdco means individually and collectively [REDACTED], a California limited liability company, [REDACTED], a California limited liability company, and [REDATED], a California limited liability company.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

“Liquidity” means, at any time, an amount equal to the sum of Qualified Cash.

“Loan” means any Protective Advance or Term Loan made (or to be made) hereunder.

“Loan Account” has the meaning specified therefor in Section 2.9 of the Agreement.

“Loan Documents” means the Agreement, the Canadian Guarantee and Security Agreement, the Control Agreements, the Collateral Access Agreements, any Copyright Security Agreement, each Borrowing Base Certificate, each Notice of Borrowing, the Environmental Indemnity Agreement, the Fee Letter, the Guaranty and Security Agreement, the Intercompany Subordination Agreement, the Mortgages, any Patent Security Agreement, any Trademark Security Agreement, any note or notes executed by Borrower in connection with the Agreement and payable to any member of the Lender Group, and any other instrument or agreement entered into, now or in the future, by Parent or any of its Restricted Subsidiaries and any member of the Lender Group in connection with the Agreement.

“Loan Party” means Borrower or any Guarantor.

“LTV Ratio” means the ratio of the outstanding principal balance of the Term Loan to the appraised value of the Eligible Real Property based upon the most recent Acceptable Appraisal.

“Major Alterations” means any renovation or alteration to any Real Property Collateral (or series of related renovations, modifications or alterations) which (i) in the case of [REDACTED] Property or [REDACTED] Property, exceeds $500,000 in total cost and in the case of [REDACTED] Property, exceeds $1,500,000 in total cost, (ii) hinders or impedes (even temporarily) the operation or financial performance of the Real Property Collateral, (iii) materially alters the exterior appearance of the Real Property Collateral, (iv) is structural in nature, or (v) may materially and negatively impacts the anticipated revenue from the Real Property Collateral.

“Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.

“Material Adverse Effect” means (a) a material adverse effect in the business, operations, results of operations, assets, liabilities or financial condition of Parent and its Restricted Subsidiaries, taken as a whole, (b) a material impairment of Parent’s and its Restricted Subsidiaries ability to perform their obligations under the Loan Documents to which they are parties or of the Lender Group’s ability to enforce the Obligations or realize upon the Collateral (other than as a result of as a result of an action taken or not taken that is solely in the control of Agent), or (c) an impairment of the enforceability or priority of Agent’s Liens with respect to all or a material portion of the Collateral.

Schedule  1.1 Page 30

“Material Change Order” means any Change Order unless each of the following are satisfied:

(a)       such Change Order does not result in an increase or decrease in the cost of any [REDACTED] Project Work of greater than $750,000 with respect to the aggregate cost of all Change Orders since the Closing Date (not previously approved by Agent); provided that any increased cost of any Change Order shall not affect Borrower’s obligation to cause completion of the [REDACTED] Project Work and pay all costs thereof;

(b)      such Change Order shall not result in any material alteration or modification to (i) the structure, façade or major building systems at the [REDACTED] Project, or (ii) the architectural or structural design, value or quality of the [REDACTED] Project Work; and

(c)       such Change Order shall not result in a violation of any applicable Legal Requirements.

“Material Contract” means, at any time, with respect to Borrower and its Restricted Subsidiaries, (a) any contract or agreement to which Borrower or any of its Restricted Subsidiaries is a party with any vendor, contractor, architect, engineer, supplier, or distributor with a contract value in excess of $500,000, and (b) any other contract or agreement, the loss of which would reasonably be expected to result in a Material Adverse Effect. As of the Closing Date, each of the contracts and agreements listed on Schedule 4.28 are Material Contracts.

“Material Liability” means an amount that could reasonably be expected, individually or in the aggregate, to be in excess of $2,500,000.

“Maturity Date” means the earliest of (a) November 30, 2026 (the “Stated Maturity Date”) and (b) the date that the Term Loan shall become due and payable in full hereunder, whether by acceleration or otherwise.

“Moody’s” has the meaning specified therefor in the definition of Cash Equivalents.

“Mortgages” means, individually and collectively, one or more mortgages, charges, deeds of trust, or deeds to secure debt, executed and delivered by Borrower or its Restricted Subsidiaries in favor of Agent, in form and substance reasonably satisfactory to Agent, that encumber the Real Property Collateral, including the [REDACTED] Mortgage, [REDACTED] Mortgage, and [REDACTED] Mortgage.

“MVS” means those Equity Interests issued by Parent consisting of 4,754,979 Multiple Voting Shares pursuant to the Governing Documents (as in effect on the Closing Date) of Parent.

Schedule  1.1 Page 31

“Net Cash Proceeds” means:

(a)         with respect to any sale or disposition by Parent or any of its Restricted Subsidiaries of assets, the amount of cash proceeds received (directly or indirectly) from time to time (whether as initial consideration or through the payment of deferred consideration) by or on behalf of Parent or its Restricted Subsidiaries, in connection therewith after deducting therefrom only (i) the amount of any Indebtedness secured by any Permitted Lien on any asset (other than (A) Indebtedness owing to Agent or any Lender under the Agreement or the other Loan Documents, and (B) Indebtedness assumed by the purchaser of such asset) which is required to be, and is, repaid in connection with such sale or disposition, (ii) reasonable fees, commissions, and expenses related thereto and required to be paid by Parent or such Restricted Subsidiary in connection with such sale or disposition, (iii) taxes paid or payable to any taxing authorities by Parent or such Restricted Subsidiary in connection with such sale or disposition, in each case, to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate of Parent or any of its Restricted Subsidiaries, and are properly attributable to such transaction; and (iv) all amounts that are set aside as a reserve (A) for adjustments in respect of the purchase price of such assets, (B) for any liabilities associated with such sale or casualty, to the extent such reserve is required by GAAP, and (C) for the payment of unassumed liabilities relating to the assets sold or otherwise disposed of at the time of, or within 30 days after, the date of such sale or other disposition, to the extent that, in each case, the funds described above in this clause (iv) are (x) deposited into escrow with a third party escrow agent or set aside in a separate Deposit Account that is subject to a Control Agreement in favor of Agent and (y) paid to Agent as a prepayment of the applicable Obligations in accordance with Section 2.4(e) of the Agreement at such time when such amounts are no longer required to be set aside as such a reserve; and

(b)         with respect to the issuance or incurrence of any Indebtedness by Parent or any of its Restricted Subsidiaries, or the issuance by Parent or any of its Restricted Subsidiaries of any Equity Interests, the aggregate amount of cash received (directly or indirectly) from time to time (whether as initial consideration or through the payment or disposition of deferred consideration) by or on behalf of Parent or such Restricted Subsidiary in connection with such issuance or incurrence, after deducting therefrom only (i) reasonable fees, commissions, and expenses related thereto and required to be paid by Parent or such Restricted Subsidiary in connection with such issuance or incurrence, and (ii) taxes paid or payable to any taxing authorities by Parent or such Restricted Subsidiary in connection with such issuance or incurrence, in each case, to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate of Parent or any of its Restricted Subsidiaries, and are properly attributable to such.

“Non -Cannabis FMV” means, as of any date of determination, the fair market value of the Eligible Real Property, not taking into account any ability to cultivate, grow, process or possess Cannabis on the Real Property, that is estimated to be recoverable in an orderly sale in a 12 month marketing period of such Eligible Real Property net of all associated costs and expenses of such sale, such value to be as specified in the most recent Acceptable Appraisal of Real Property.

“Non-Consenting Lender” has the meaning specified therefor in Section 14.2(a) of the Agreement.

“Non-Defaulting Lender” means each Lender other than a Defaulting Lender.

Schedule  1.1 Page 32

“Notice of Borrowing” has the meaning specified therefor in Section 2.3(a) of the Agreement.

“Obligations” means all loans (including the Term Loan (inclusive of Protective Advances)), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), premiums, liabilities (including all amounts charged to the Loan Account pursuant to the Agreement), obligations (including indemnification obligations), fees (including the fees provided for in the Fee Letter), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Loan Party arising out of, under, pursuant to, in connection with, or evidenced by the Agreement or any of the other Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that Borrower is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents. Without limiting the generality of the foregoing, the Obligations of Borrower under the Loan Documents include the obligation to pay (i) the principal of the Term Loan, (ii) interest accrued on the Term Loans, (iii) Lender Group Expenses, (iv) fees payable under the Agreement or any of the other Loan Documents including any Applicable Premium, and (v) indemnities and other amounts payable by any Loan Party under any Loan Document. Any reference in the Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Originating Lender” has the meaning specified therefor in Section 13.1(e) of the Agreement.

“Other Taxes” has the meaning specified therefor in Section 16.1 of the Agreement.

“[REDACTED] Property” means that real property located at [REDACTED].

“[REDACTED] Mortgage” means that certain Deed of Trust, Assignment of Leases and Rents, Security agreement and Fixture Filing executed by and delivered by [REDACTED] in favor of Agent.

“Parent” has the meaning specified therefor in the preamble to the Agreement.

“Participant” has the meaning specified therefor in Section 13.1(e) of the Agreement.

“Patent Security Agreement” has the meaning specified therefor in the Guaranty and Security Agreement or Canadian Guarantee and Security Agreement, as applicable.

“Patriot Act” has the meaning specified therefor in Section 4.13 of the Agreement.

Schedule  1.1 Page 33

“Payment Date” has the meaning specified therefor in Section 2.1(b) of the Agreement.

“Payment Recipient” has the meaning specified therefor in Section 17.17(a) of the Agreement.

“Perfection Certificate” means a certificate delivered by the Loan Parties on the Closing Date with respect to certain factual matters.

“Periodic Term SOFR Determination Day” has the meaning specified therefor in the definition of “Term SOFR”.

“Permitted Acquisition” means any Acquisition so long as:

(a)         no Default or Event of Default shall have occurred and be continuing or would result from the consummation of the proposed Acquisition and the proposed Acquisition is consensual,

(b)         no Indebtedness will be incurred, assumed, or would exist with respect to any Loan Party or its Restricted Subsidiaries as a result of such Acquisition, other than Indebtedness permitted under clauses (o) or (p) of the definition of Permitted Indebtedness and no Liens will be incurred, assumed, or would exist with respect to the assets of any Loan Party or its Restricted Subsidiaries as a result of such Acquisition other than Permitted Liens,

(c)         Borrower has provided Agent with written confirmation, supported by reasonably detailed calculations, that on a pro forma basis (including pro forma adjustments arising out of events which are directly attributable to such proposed Acquisition, are factually supportable, and are expected to have a continuing impact, in each case, determined as if the combination had been accomplished at the beginning of the relevant period; such eliminations and inclusions to be mutually and reasonably agreed upon by Parent and Agent) created by adding the historical combined financial statements of Parent (including the combined financial statements of any other Person or assets that were the subject of a prior Permitted Acquisition during the relevant period) to the historical consolidated financial statements of the Person to be acquired (or the historical financial statements related to the assets to be acquired) pursuant to the proposed Acquisition, the Loan Parties and their Restricted Subsidiaries (i) would have been in compliance with the financial covenant(s) in Section 7 of this Agreement, as applicable, for the fiscal month ended immediately prior to the proposed date of consummation of such proposed Acquisition, and (ii) are projected to be in compliance with the financial covenant(s) in Section 7 of this Agreement, as applicable, for each of the twelve fiscal months in the period ended one year after the proposed date of consummation of such proposed Acquisition,

(d)         Borrower has provided Agent with its due diligence package relative to the proposed Acquisition, including forecasted balance sheets, profit and loss statements, and cash flow statements of the Person or assets to be acquired, all prepared on a basis consistent with such Person’s (or assets’) historical financial statements, together with appropriate supporting details and a statement of underlying assumptions for the one year period following the date of the proposed Acquisition, on a quarter by quarter basis), in form and substance (including as to scope and underlying assumptions) reasonably satisfactory to Agent,

Schedule  1.1 Page 34

(e)         the assets being acquired or the Person whose Equity Interests are being acquired did not have negative EBITDA during the 12 consecutive month period most recently concluded prior to the date of the proposed Acquisition,

(f)         Borrower has provided Agent with written notice of the proposed Acquisition at least 15 Business Days prior to the anticipated closing date of the proposed Acquisition and, not later than five Business Days prior to the anticipated closing date of the proposed Acquisition, copies of the acquisition agreement and other material documents relative to the proposed Acquisition, which agreement and documents must be reasonably acceptable to Agent,

(g)         the assets being acquired (other than a de minimis amount of assets in relation to Parent’s and their Restricted Subsidiaries’ total assets), or the Person whose Equity Interests are being acquired, are useful in or engaged in, as applicable, the business of the Loan Parties and their Restricted Subsidiaries or a business reasonably related thereto,

(h)         the assets being acquired (other than a de minimis amount of assets in relation to the assets being acquired) are located within the state of California or New York or the Person whose Equity Interests are being acquired is organized in a jurisdiction located within the United States or Canada,

(i)         the subject assets or Equity Interests, as applicable, are being acquired directly by a Borrower or one of its Restricted Subsidiaries that is a Loan Party, and, in connection therewith, the applicable Loan Party shall have complied with Section 5.11 or 5.12 of this Agreement, as applicable, of this Agreement and, in the case of an acquisition of Equity Interests, the Person whose Equity Interests are acquired shall become a Loan Party and the applicable Loan Party shall have demonstrated to Agent that the new Loan Parties have received consideration sufficient to make the joinder documents binding and enforceable against such new Loan Parties, and

(j)         the purchase consideration payable in respect of all Permitted Acquisitions (including the proposed Acquisition and including deferred payment obligations) shall not exceed the sum of (i) $2,500,000 and (ii) any consideration paid in the form of Qualified Equity Interests issued by Parent substantially concurrently therewith and to the extent not otherwise applied as Curative Equity, in the aggregate; provided, that the purchase consideration payable in respect of any single Acquisition or series of related Acquisitions shall not exceed the sum of (x) $500,000 and (y) any consideration paid in the form of Qualified Equity Interests issued by Parent substantially concurrently therewith and to the extent not otherwise applied as Curative Equity, in the aggregate.

“Permitted Convertible Indebtedness” means Indebtedness incurred by Parent that is convertible into Equity Interests (that are not Disqualified Equity Interests) of Parent so long as (a) no Default or Event of Default has occurred and is continuing at the time of, or will result from, the incurrence thereof, (b) after giving effect to such incurrence, Parent is in compliance with the financial covenants set forth in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1 , and (c) such Indebtedness (i) is subordinated in right of payment to the Obligations on terms and conditions reasonably satisfactory to Agent and pursuant to a subordination agreement in form and substance reasonably satisfactory to Agent, (ii) is not subject to interest payable in cash or recurring fees on or before the date that is 91 days after the Maturity Date, (iii) is not subject to scheduled amortization, redemption, sinking fund or similar payment and does not have a final maturity, in each case, on or before the date that is 91 days after the Maturity Date, (iv) is not subject to any mandatory prepayments required to be made on or before the date that is 91 days after the Maturity Date, (v) does not include any financial covenant, other covenant or agreement, event of default or other term that is more restrictive or onerous on any Loan Party or any of its Restricted Subsidiaries in any material respect than any comparable covenant in this Agreement, subject to a satisfactory cushion in the case of financial covenants and basket amounts to the comparable provisions in the Loan Documents, and is otherwise on terms and conditions reasonably acceptable to Agent, (vi) is not secured by a lien on any assets of the Loan Parties or of any Restricted Subsidiary and is not guaranteed by any Person that is not a Loan Party, and (vii) shall be limited to cross-acceleration to the Obligations and a cross-default in the event of a payment Event of Default in respect of the Obligations.

Schedule  1.1 Page 35

“Permitted Discretion” means a determination made in the exercise of reasonable (from the perspective of a secured lender) business judgment.

“Permitted Dispositions” means:

(a)         sales, abandonment, or other dispositions of Equipment that is substantially worn, damaged, or obsolete or no longer used or useful in the ordinary course of business of Borrower and its Restricted Subsidiaries,

(b)         sales of Inventory to buyers in the ordinary course of business,

(c)         the use or transfer of money or Cash Equivalents in a manner that is not prohibited by the terms of the Agreement or the other Loan Documents,

(d)         the licensing, on a non-exclusive basis, of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business,

(e)         the granting of Permitted Liens,

(f)         the sale or discount, in each case, without recourse, of Accounts arising in the ordinary course of business, but only in connection with the compromise or collection thereof,

(g)         any involuntary loss, damage or destruction of property,

(h)         any involuntary condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, or confiscation or requisition of use of property,

(i)         the leasing or subleasing of assets of any Loan Party or its Restricted Subsidiaries in the ordinary course of business; provided that in the case of any lease with respect to the Real Property Collateral or any lease with a Subsidiary of that is not a Loan Party or an Affiliate of a Loan Party, such lease is in compliance with Section 6.14,

Schedule  1.1 Page 36

(j)         the sale or issuance of Equity Interests (other than Disqualified Equity Interests) of Parent,

(k)         (i) the lapse of registered patents, trademarks, copyrights and other intellectual property of Borrower and its Restricted Subsidiaries to the extent not economically desirable in the conduct of their business or (ii) the abandonment of patents, trademarks, copyrights, or other intellectual property rights in the ordinary course of business so long as (in each case under clauses (i) and (ii)), (A) with respect to copyrights, such copyrights are not material revenue generating copyrights, and (B) such lapse is not materially adverse to the interests of the Lender Group,

(l)         the sale or other Disposition of a nominal amount of equity interests in any Restricted Subsidiary of Loan Party in order to qualify members of the board of directors or equivalent governing body of any such Restricted Subsidiary of such Loan Party to the extent required by applicable law,

(m)         the making of Permitted Investments,

(n)         so long as no Event of Default has occurred and is continuing or would immediately result therefrom, transfers of assets from any Loan Party or any of its Restricted Subsidiaries (other than a Real Estate Subsidiary or a License Holdco) to a Loan Party (other than Parent or Intermediate Holdco),

(o)         the sale or other disposition of Cannabis Retail Assets in an amount not to exceed $1,000,000 during any calendar year and in an amount not to exceed $5,000,000 during the term of this Agreement so long as (i) no Event of Default has occurred and is continuing or would immediately result therefrom and (ii) after giving effect to the consummation of such disposition, Borrower is in compliance on a pro forma basis with the financial covenants in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1,

(p)         transfers of assets from any Subsidiary of Borrower that is not a Loan Party to any other Subsidiary of Borrower,

(q)         (i) terminations of leases, subleases. licenses, sub-licenses and agreements (including management fees and other similar agreements) in the ordinary course of business and (ii) the surrender or waiver of contractual rights or the settlement release or surrender of contract or tort claims in the ordinary course of business, and

(r)         any other dispositions of property (other than any Real Property Collateral or any Cannabis License), with all such property disposed of pursuant to this clause (r) not to exceed a value of $1,000,000 in any fiscal year, determined by the greater of (i) the aggregate fair market value or (ii) original purchase price or acquisition cost of such property, and which amount shall include the value of any dispositions of property consummated pursuant to sale and leaseback transactions permitted hereunder;

Schedule  1.1 Page 37

provided that, in no event shall any Loan Party transfer, sell, terminate or otherwise dispose of any Real Property Collateral or any Cannabis License material to the operations of the Loan Parties and their Restricted Subsidiaries.

“Permitted Force Majeure Delay” means critical path delays actually experienced by Borrower in connection with the [REDACTED] Project Work to the extent such delays are legitimately caused by fire, windstorm, hurricane, tornado, earthquake, natural disaster, flooding or other casualty, acts of God, "shelter in place" orders imposed by an applicable Governmental Authority due to COVID-19 or other pandemic or epidemic of similar nature and scope, acts of war or acts of terrorism; provided that, the characterization of a circumstance as a Permitted Force Majeure Delay is subject to the following requirements and conditions: (i) Borrower shall deliver to Agent within five (5) Business Days after the commencement of any such circumstance, written notice of such claimed Permitted Force Majeure Delay, the cause of such claimed Permitted Force Majeure Delay and the date on which such circumstance commenced, (ii) irrespective of the actual duration of any such circumstance, the maximum aggregate Permitted Force Majeure Delays (whether caused by one or multiple incidents) under the Loan Documents shall be thirty (30) days, (iii) any period of Permitted Force Majeure Delay shall apply only to the performance of the obligations necessarily affected by such circumstance and shall continue only for so long as continuous and commercially reasonable and diligent efforts are being made to minimize the effect and duration thereof, and (iv) inadequate funding availability or capability or inability to obtain financing on the part of Borrower shall not be deemed a suitable rationale for a Permitted Force Majeure Delay. Notwithstanding anything in this Agreement to the contrary and for the purposes of clarification, Permitted Force Majeure Delays shall not suspend or abate any obligation of Borrower or any Guarantor to pay any money as required under the Loan Documents, including Borrower's obligations under Sections 2.1, 2.2, 2.4, 2.5 and 2.6.

“Permitted Indebtedness” means:

(a)         Indebtedness evidenced by the Agreement or the other Loan Documents,

(b)         Indebtedness as of the Closing Date set forth on Schedule 4.14 to the Agreement and any Refinancing Indebtedness in respect of such Indebtedness,

(c)         Permitted Purchase Money Indebtedness and any Refinancing Indebtedness in respect of such Indebtedness,

(d)         Indebtedness arising in connection with the endorsement of instruments or other payment items for deposit,

(e)         Indebtedness consisting of (i) unsecured guarantees incurred in the ordinary course of business with respect to surety and appeal bonds, performance bonds, bid bonds, appeal bonds, completion guarantee and similar obligations; (ii) unsecured guarantees arising with respect to customary indemnification obligations to purchasers in connection with Permitted Dispositions; (iii) unsecured guarantees with respect to Indebtedness of Borrower or one of its Restricted Subsidiaries, to the extent that the Person that is obligated under such guaranty could have incurred such underlying Indebtedness and (iv) unsecured guarantees incurred solely by Parent in connection with real property leases of Unrestricted Subsidiaries for retail space,

Schedule  1.1 Page 38

(f)         Indebtedness incurred in the ordinary course of business under performance, surety, statutory, or appeal,

(g)         Indebtedness owed to any Person providing property, casualty, liability, or other insurance to Borrower or any of its Restricted Subsidiaries, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance for the year in which such Indebtedness is incurred and such Indebtedness is outstanding only during such year,

(h)         the incurrence by Borrower or its Restricted Subsidiaries of Indebtedness under Hedge Agreements that are incurred for the bona fide purpose of hedging the interest rate, commodity, or foreign currency risks associated with Borrower’s and its Restricted Subsidiaries’ operations and not for speculative purposes,

(i)         Indebtedness incurred in the ordinary course of business in respect of credit cards, credit card processing services, debit cards, stored value cards, commercial cards (including so-called “purchase cards”, “procurement cards” or “p-cards”), or Cash Management Services,

(j)         unsecured Indebtedness of any Loan Party owing to former employees, officers, or directors (or any spouses, ex-spouses, or estates of any of the foregoing) incurred in connection with the repurchase by Parent of the Equity Interests of Parent that has been issued to such Persons, so long as (i) no Default or Event of Default has occurred and is continuing or would result from the incurrence of such Indebtedness, (ii) the aggregate amount of all such Indebtedness outstanding at any one time, does not exceed $500,000, and (iii) such Indebtedness is subordinated to the Obligations on terms and conditions reasonably acceptable to Agent,

(k)         Indebtedness composing Permitted Investments,

(l)         unsecured Indebtedness incurred in respect of netting services, overdraft protection, and other like services, in each case, incurred in the ordinary course of business,

(m)         accrual of interest, accretion or amortization of original issue discount, or the payment of interest in kind, in each case, on Indebtedness that otherwise constitutes Permitted Indebtedness,

(n)         Indebtedness incurred by any Restricted Subsidiary that is not a Loan Party in an aggregate outstanding amount not to exceed $1,000,000 at any one time and any Refinancing Indebtedness in respect of such Indebtedness,

(o)         unsecured Indebtedness of any Loan Party that is incurred on the date of the consummation of a Permitted Acquisition solely for the purpose of consummating such Permitted Acquisition so long as (i) no Event of Default has occurred and is continuing or would result therefrom, (ii) such unsecured Indebtedness is not incurred for working capital purposes, (iii) such unsecured Indebtedness does not mature prior to the date that is 91 days after the Maturity Date, (iv) such unsecured Indebtedness does not amortize until 91 days after the Maturity Date, (v) such unsecured Indebtedness does not provide for the payment of interest thereon in cash or Cash Equivalents prior to the date that is 91 days after the Maturity Date, and (vi) such Indebtedness is subordinated in right of payment to the Obligations on terms and conditions reasonably satisfactory to Agent and is otherwise on terms and conditions (including economic terms and absence of covenants) reasonably satisfactory to Agent; and any Refinancing Indebtedness in respect of such Indebtedness,

Schedule  1.1 Page 39

(p)          Acquired Indebtedness in an amount not to exceed $1,000,000 outstanding at any one time and any Refinancing Indebtedness in respect of such Indebtedness,

(q)	Permitted Intercompany Advances,

(r)           unsecured Indebtedness of any Loan Party or its Restricted Subsidiaries in respect of Earn-Outs owing to sellers of assets or Equity Interests to such Loan Party or its Restricted Subsidiaries that is incurred in connection with the consummation of one or more Permitted Acquisitions in an amount not to exceed $1,000,000 outstanding at any one time and any Refinancing Indebtedness in respect of such Indebtedness,

(s)         any other unsecured Indebtedness incurred by any Loan Party (other than any Real Estate Subsidiary or License Holdco) in an aggregate outstanding amount not to exceed $10,000,000 at any one time and any Refinancing Indebtedness in respect of such Indebtedness,

(t)           unsecured Indebtedness in connection with the Permitted MVS Redemption in an amount not to exceed $5000,

(u)	Permitted Convertible Indebtedness, and

(v)          Subordinated Indebtedness so long as (i) such Subordinated Indebtedness is incurred solely for the purpose of consummating the Permitted Preferred Equity Redemption, (ii) the aggregate outstanding amount of such Subordinated Indebtedness does not exceed the lesser of (A) the principal amount of the preferred Equity Interests issued by Borrower then outstanding and (B) $24,690,408, and (iii) the proceeds of such Subordinated Indebtedness are solely used to consummate the Permitted Preferred Equity Redemption and any Refinancing Indebtedness in respect of such Indebtedness.

“Permitted Intercompany Advances” means loans made by (a) a Loan Party to another Loan Party other than Parent or Intermediate Holdco, (b) a Subsidiary of a Loan Party that is not a Loan Party to another Subsidiary of a Loan Party that is not a Loan Party, (c) a Subsidiary of Borrower that is not a Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement, and (d) a Loan Party to a Subsidiary of a Loan Party that is not a Loan Party so long as (i) the aggregate amount of all such loans and other Investments (by type, not by the borrower) under this clause (d) does not exceed $1,000,000 outstanding at any one time, and (ii) at the time of the making of such loan under this clause (d), no Event of Default has occurred and is continuing or would result therefrom.

“Permitted Investments” means:

(a)	Investments in cash and Cash Equivalents,

(b)           Investments in negotiable instruments deposited or to be deposited for collection in the ordinary course of business,

Schedule  1.1 Page 40

(c)           advances made in connection with purchases of goods or services in the ordinary course of business,

(d)           Investments received in settlement of amounts due to any Loan Party or any of its Restricted Subsidiaries effected in the ordinary course of business or owing to any Loan Party or any of its Restricted Subsidiaries as a result of Insolvency Proceedings involving an account debtor or upon the foreclosure or enforcement of any Lien in favor of a Loan Party or its Restricted Subsidiaries,

(e)           Investments owned by any Loan Party or any of its Restricted Subsidiaries on the Closing Date and set forth on Schedule P-1 to the Agreement,

(f)	guarantees permitted under the definition of Permitted Indebtedness,

(g)	Permitted Intercompany Advances,

(h)          Equity Interests or other securities acquired in connection with the satisfaction or enforcement of Indebtedness or claims due or owing to a Loan Party or its Restricted Subsidiaries (in bankruptcy of customers or suppliers or otherwise outside the ordinary course of business) or as security for any such Indebtedness or claims,

(i)           deposits of cash made in the ordinary course of business to secure performance of operating leases,

(j)           (i) non-cash loans and advances to employees, officers, and directors of Parent or any of its Restricted Subsidiaries for the purpose of purchasing Equity Interests in Parent so long as the proceeds of such loans are used in their entirety to purchase such Equity Interests in Parent, and (ii) loans and advances to employees and officers of Parent or any of its Restricted Subsidiaries in the ordinary course of business for any other business purpose and in an aggregate amount not to exceed $250,000 at any one time,

(k)           Investments resulting from entering into agreements relative to Indebtedness that is permitted under clause (h) of the definition of Permitted Indebtedness,

(l)           equity Investments by any Loan Party in any Restricted Subsidiary of such Loan Party which is required by law to maintain a minimum net capital requirement or as may be otherwise required by applicable law,

(m)	any Permitted Indebtedness,

(n)          Investments made in cash in any Unrestricted Subsidiary so long as (i) such Investments do not exceed an amount in excess of $500,000 during any calendar year and $2,500,000 in an aggregate amount during term of this Agreement, (ii) no Default or Event of Default shall have occurred and be continuing or would result therefrom, and (iii) after giving effect to such Investment, Borrower is in compliance on a pro forma basis with the financial covenants in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1 and provided further that no such Investments in any Unrestricted Subsidiary by any Loan Party or any of its Restricted Subsidiaries may consist, directly or indirectly, of any Real Property Collateral or any Cannabis License material to the business of any Loan Party or any of its Subsidiaries, or in the equity interests of any Loan Party or any Subsidiary of any Loan Party that owns any Real Property Collateral or any Cannabis License,

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(o)           Investments made solely in the form of Qualified Equity Interests (and cash proceeds thereof) of Parent for the benefit of or in any Unrestricted Subsidiary so long as (i) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (ii) to the extent such Investments is made with cash proceeds from the issuance of Qualified Equity Interests of Parent, such cash proceeds are invested in an Unrestricted Subsidiary contemporaneously with such issuance, and (iii) after giving effect to such Investment, Borrower is in compliance on a pro forma basis with the financial covenants in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1; and provided further that no such Investments in any Unrestricted Subsidiary by any Loan Party or any of its Subsidiaries may consist, directly or indirectly, of any Real Property Collateral or any Cannabis License material to the business of any Loan Party or any of its Subsidiaries, or in the equity interests of any Loan Party or any Subsidiary of any Loan Party that owns any Real Property or any Cannabis License,

(p)          any Permitted Acquisition (including, for the avoidance of doubt, the Permitted NHC Acquisition),

(q)           Investments made with the proceeds of dispositions permitted under clause (o)  of “Permitted Dispositions” so long as (i) no Default or Event of Default shall have occurred and be continuing or would result therefrom, and (ii) after giving effect to such Investment, Borrower is in compliance on a pro forma basis with the financial covenants in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1, and

(r)           so long as no Event of Default has occurred and is continuing or would result therefrom, any other Investments in an aggregate amount not to exceed $500,000 per fiscal year.

“Permitted Liens” means:

(a)          Liens granted to, or for the benefit of, Agent to secure the Obligations,

(b)          Liens for unpaid taxes, assessments, or other governmental charges or levies that either (i) are not yet delinquent, or (ii) do not have priority over Agent’s Liens and the underlying taxes, assessments, or charges or levies are the subject of Permitted Protests,

(c)          judgment Liens arising solely as a result of the existence of judgments, orders, or awards that do not constitute an Event of Default under Section 8.3 of the Agreement,

(d)          Liens set forth on Schedule P-2 to the Agreement; provided, that to qualify as a Permitted Lien, any such Lien described on Schedule P-2 to the Agreement shall only secure the Indebtedness that it secures on the Closing Date and any Refinancing Indebtedness in respect thereof,

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(e)           the interests of lessors under operating leases and non-exclusive licensors under license agreements,

(f)           purchase money Liens on fixed assets or the interests of lessors under Capital Leases to the extent that such Liens or interests secure Permitted Purchase Money Indebtedness and so long as (i) such Lien attaches only to the fixed asset purchased or acquired and the proceeds thereof, and (ii) such Lien only secures the Indebtedness that was incurred to acquire the fixed asset purchased or acquired or any Refinancing Indebtedness in respect thereof,

(g)          Liens arising by operation of law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers, or suppliers, incurred in the ordinary course of business and not in connection with the borrowing of money, and which Liens either (i) are for sums not yet delinquent, or (ii) are the subject of Permitted Protests,

(h)         Liens on amounts deposited to secure Borrower’s and its Restricted Subsidiaries obligations in connection with worker’s compensation or other unemployment insurance,

(i)          Liens on amounts deposited to secure Borrower’s and its Restricted Subsidiaries obligations in connection with the making or entering into of bids, tenders, or leases in the ordinary course of business and not in connection with the borrowing of money,

(j)           Liens on amounts deposited to secure Borrower’s and its Restricted Subsidiaries reimbursement obligations with respect to surety or appeal bonds obtained in the ordinary course of business,

(k)        with respect to any Real Property, easements, rights of way, zoning restrictions and other matters of public record that do not materially interfere with or impair the use or operation thereof,

(l)           non-exclusive licenses of patents, trademarks, copyrights, and other intellectual property rights in the ordinary course of business,

(m)         Liens that are replacements of Permitted Liens to the extent that the original Indebtedness is the subject of permitted Refinancing Indebtedness and so long as the replacement Liens only encumber those assets that secured the original Indebtedness,

(n)          rights of setoff or bankers’ liens upon deposits of funds in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such Deposit Accounts in the ordinary course of business,

(o)          Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums to the extent the financing is permitted under the definition of Permitted Indebtedness,

(p)          Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,

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(q)         Liens in favor of one or more Persons (other than a Loan Party) so long as such Lien only attaches to the assets of a Restricted Subsidiary that is not a Loan Party and such Lien only secures the Indebtedness that was incurred by such Restricted Subsidiary to acquire the Cannabis License for such Restricted Subsidiary and Agent also has junior Lien on such assets subject to an intercreditor agreement in form and substance satisfactory to Agent;

(r)         Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases, consignments or accounts entered into by a Parent and its Restricted Subsidiaries in the ordinary course of business or consistent with industry practice or purported Liens evidenced by the filing of precautionary Uniform Commercial Code (or equivalent statutes) financing statements or similar public filings,

(s)         customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to non-wholly owned Restricted Subsidiaries,

(t)           Liens assumed by any Loan Party or its Subsidiaries in connection with a Permitted Acquisition that secure Acquired Indebtedness that is Permitted Indebtedness, and

(u)          other Liens which do not secure Indebtedness for borrowed money or letters of credit and as to which the aggregate amount of the obligations secured thereby does not exceed $250,000.

“Permitted MVS Redemption” means the redemption of payment of the MVS so long as (a) such redemption is in accordance with the terms and conditions of the Governing Documents of Parent as in effect on the Closing Date and (b) such payments do not exceed $5000.00 in the aggregate.

“Permitted NHC Acquisition” means the acquisition by a wholly-owned Subsidiary of Borrower (or from and after the date of formation of New Holdco and execution and delivery of a joinder to this Agreement by New Holdco in accordance with Section 5.21, a wholly-owned Subsidiary of New Holdco) of the equity interests of five retail Cannabis companies affiliated with [REDACTED] so long as all the requirements set forth in the definition of “Permitted Acquisition” are satisfied in a manner satisfactory to Agent; provided, that (a) Permitted Convertible Indebtedness may be incurred to consummate such Acquisition in an amount not to exceed $20,000,000 but no other Indebtedness may be incurred in connection with such Acquisition, and (b) the cash consideration payable in respect of such Acquisition may exceed $2,500,000 but shall not exceed $20,000,000. The Permitted NHC Acquisition shall be considered a “Permitted Acquisition” for the purposes of the definition of “EBITDA” and “Permitted Investments”.

“Permitted Preferred Equity Payments” means the payment of cash dividends on account preferred Equity Interests issued by Borrower so long as (a) such payments on are made on the dates and in the amounts set forth on Schedule P-3, (b) after giving effect to such payment, Borrower is in compliance with the financial covenants set forth in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1, (c) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (d) Agent shall have received an updated Borrowing Base Certificate (giving pro forma effect to such payment) and (i) the aggregate principal amount of all Initial Term Loans (including any Protective Advances) outstanding on such date shall not exceed the Initial Borrowing Base reflected in such Borrowing Base Certificate (as adjusted for any Reserves) and (ii) the aggregate principal amount of all Loans outstanding on such date shall not exceed the DDTL Borrowing Base reflected in such Borrowing Base Certificate (as adjusted for any Reserves), and (e) Agent shall have received an officer’s certificate executed by an Authorized Person of Borrower certifying compliance with the requirements of the preceding clauses (a) through (d).

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“Permitted Preferred Equity Redemption” means the redemption of preferred Equity Interests issued by Borrower so long as (a) such redemption does not exceed the lesser of (i) the principal amount then outstanding and (ii) $24,690,408.00, (b) such redemption is made solely from the proceeds of Subordinated Indebtedness, (c) after giving effect to such payment, Borrower is in compliance with the financial covenants set forth in Section 7 recomputed for the most recent twelve month period for which Agent has received financial statements pursuant to Section 5.1, (c) no Default or Event of Default shall have occurred and be continuing or would result therefrom, (d)  Agent shall have received an updated Borrowing Base Certificate (giving pro forma effect to such redemption payment) and (i) the aggregate principal amount of all Initial Term Loans (including any Protective Advances) outstanding on such date shall not exceed the Initial Borrowing Base reflected in such Borrowing Base Certificate (as adjusted for any Reserves) and (ii)     the aggregate principal amount of all Loans outstanding on such date shall not exceed the DDTL Borrowing Base reflected in such Borrowing Base Certificate (as adjusted for any Reserves), and (e) Agent shall have received an officer’s certificate executed by an Authorized Person of Borrower certifying compliance with the requirements of the preceding clauses (a) through (d).

“Permitted Protest” means the right of Borrower or any of its Restricted Subsidiaries to protest any Lien (other than any Lien that secures the Obligations), taxes (other than payroll taxes or taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on Borrower’s or its Restricted Subsidiaries’ books and records in such amount as is required under GAAP, (b) any such protest is instituted promptly and prosecuted diligently by Borrower or its Restricted Subsidiary, as applicable, in good faith, and (c) Agent is satisfied that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of Agent’s Liens.

“Permitted Purchase Money Indebtedness” means, as of any date of determination, Indebtedness (other than the Obligations, but including Capitalized Lease Obligations), incurred after the Closing Date and at the time of, or within 90 days after, the acquisition of any fixed assets for the purpose of financing all or any part of the acquisition cost thereof, in an aggregate principal amount outstanding at any one time not in excess of $1,000,000.

“Person” means natural persons, corporations, limited liability companies, limited partnerships, unlimited liability companies, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Petty Cash Accounts” means Deposit Accounts with deposits at any time in an amount not in excess of $100,000 for any one account and $500,000 in the aggregate for all such accounts.

“Phase I” means the [REDACTED] Project Work as contemplated by and on the timetable as set forth in the Construction Budget and Timetable attached hereto as Schedule C-2.

Schedule  1.1 Page 45

“Plans and Specifications” means, individually or collectively, as the context may require, (a) the plans and specifications for the construction of the [REDACTED] Project Work (which shall include, without limitation, a description of the materials, equipment and fixtures necessary for the construction of the [REDACTED] Project Work, together with any other architectural, structural, foundation and elevator plans and specifications prepared by architects or engineers and incorporated in such plans and specifications by the architect, any mechanical, electrical, plumbing and fire protection plans and specifications prepared by any Person retained or to be retained by a Loan Party, architect, engineer or general contractor or Trade Contractor, (i) as approved by Agent on the date hereof, and (ii) as the same may be amended, supplemented or otherwise modified pursuant to the terms of this Agreement, and (b) all Change Orders applicable thereto, provided that such Change Orders have been approved by Agent to the extent required hereunder.

“Platform” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect; provided, that, if attachment, perfection, the effect of perfection or non-perfection or the priority of Agent’s Lien on any Collateral are governed by the personal property security laws of any jurisdiction in Canada other than the laws of the Province of Ontario, “PPSA” means those personal property security laws in such other jurisdiction in Canada (including the Civil Code of Quebec) for the purposes of the provisions hereof relating to such attachment, perfection, the effect of perfection or non-perfection or such priority and for the definitions relating to such provisions.

“Pro Rata Share” means, as of any date of determination:

(a)           with respect to a Lender’s obligation to make all or a portion of the Term Loan, with respect to such Lender’s right to receive payments of interest, fees, and principal with respect to the Term Loan, and with respect to all other computations and other matters related to the Commitments or the Term Loan, the percentage obtained by dividing (i) the Term Loan Exposure of such Lender by (ii) the aggregate Term Loan Exposure of all Lenders, and

(b)           with respect to all other matters and for all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.7 of the Agreement), the percentage obtained by dividing (i) the Term Loan Exposure of such Lender by (ii) the aggregate Term Loan Exposure of all Lenders, in any such case as the applicable percentage may be adjusted by assignments permitted pursuant to Section 13.1; provided, that if all of the Loans have been repaid in full and all Commitments have been terminated, Pro Rata Share under this clause shall be determined as if the Term Loan Exposures had not been repaid or terminated and shall be based upon the Term Loan Exposures as they existed immediately prior to their repayment or termination.

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“Projections” means Borrower’s forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with Borrower’s historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.

“Protective Advances” has the meaning specified therefor in Section 2.3(d)(i) of the Agreement.

“Public Lender” has the meaning specified therefor in Section 17.9(c) of the Agreement.

“Punchlist Items” means, individually or collectively, as the context may require, minor or insubstantial details of construction, decoration, mechanical adjustment or installation the non-completion of which does not prevent the use, occupancy or operation of the [REDACTED] Property for their intended purposes and does not result in a violation, as of the time in question, of any Legal Requirement.

“QFC” has the meaning specified therefor in Section 17.16 of the Agreement.

“Qualified Cash” means, as of any date of determination, the amount of unrestricted cash and Cash Equivalents of the Loan Parties that is in Deposit Accounts (other than any Excluded Account but for the avoidance of doubt, including the Interest Reserve Account) or in Securities Accounts, or any combination thereof, which such Deposit Account or Securities Account is subject to a Control Agreement in favor of the Agent (subject to and is maintained by a branch office of the bank or securities intermediary located within the United States).

“Qualified Equity Interests” means and refers to any Equity Interests issued by Parent (and not by one or more of its Subsidiaries) that is not a Disqualified Equity Interest.

“Real Estate Subsidiary” means a corporation, limited liability company, or limited partnership organized under the laws of a jurisdiction in the United States that (a) is a wholly-owned direct or indirect Subsidiary of Parent, (b) does not engage in any business or activity other than the ownership of one or more Real Property parcels and activities incidental thereto, (c) does not own or acquire any assets other than Real Property, and (d) does not have or incur any Indebtedness or other material liabilities other than liabilities under the Loan Documents, liabilities imposed by laws, including tax liabilities, and other liabilities incidental to its existence and permitted business and activities. As of the Closing Date, Real Estate Subsidiary means individually and collectively, [REDACTED], a California limited liability company, [REDACTED], a California limited liability company, [REDACTED], a California limited liability company, [REDACTED], a California limited liability company, and [REDACTED], a California limited liability company.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by Borrower or its Restricted Subsidiaries and the improvements thereto.

“Real Property Collateral” means (a) the Real Property identified on Schedule R-1 to the Agreement and (b) any Real Property hereafter acquired by Borrower or its Restricted Subsidiaries to the extent any Mortgage is granted to secure the Obligations.

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“Recipient” has the meaning specified therefor in Section 16.1 of the Agreement.

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness so long as:

(a)           such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto,

(b)           such refinancings, renewals, or extensions do not change any non-cash pay principal or interest into cash pay obligations, increase the interest rate of any cash pay obligations, or change the redemption, mandatory prepayment or defeasance provisions to more burdensome or restrictive provisions with respect thereto

(c)           such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are or could reasonably be expected to be materially adverse to the interests of the Lenders,

(d)           if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender Group as those that were applicable to the refinanced, renewed, or extended Indebtedness or otherwise on terms and conditions satisfactory to Agent,

(e)           the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended,

(f)           if the Indebtedness that is refinanced, renewed or extended was unsecured, such refinancing, renewal or extension shall be unsecured, and

(g)           if the Indebtedness that is refinanced, renewed, or extended was secured (i) such refinancing, renewal, or extension shall be secured by substantially the same or less collateral as secured such refinanced, renewed or extended Indebtedness on terms no less favorable to Agent or the Lender Group and (ii) the Liens securing such refinancing, renewal or extension shall not have a priority more senior than the Liens securing such Indebtedness that is refinanced, renewed or extended.

“Regulatory Authority” means every Person, political subdivision, agency, commission or similar authority authorized by any Governmental Authority with jurisdiction over any Loan Party to regulate the growth, processing, testing, or sale of cannabis or medical marijuana in any State in which any Loan Party operates.

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“Related Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York or any successor thereto.

“Remedial Action” means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials, (c) restore or reclaim natural resources or the environment, (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (e) conduct any other actions in response to a release of Hazardous Materials required by Environmental Laws.

“Replacement Lender” has the meaning specified therefor in Section 2.13(b) of the Agreement.

“Report” has the meaning specified therefor in Section 15.16 of the Agreement.

“Required Lenders” means, at any time, Lenders having or holding more than 50.1% of the aggregate Term Loan Exposure of all Lenders; provided, that the Term Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Required Lenders.

“Reserves” has the meaning specified therefor in Section 2.2 of the Agreement.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Restricted Payment” means to (a) declare or pay any dividend or make any other payment (including any interest payment) or distribution, directly or indirectly, on account of Equity Interests (including any preferred stock) issued by Parent or any of its Subsidiaries (including any payment in connection with any merger, amalgamation, or consolidation involving Parent) or to the direct or indirect holders of Equity Interests issued by Parent in their capacity as such (other than dividends or distributions payable in Qualified Equity Interests issued by Parent), or (b) purchase, redeem, make any sinking fund or similar payment, or otherwise acquire or retire for value (including in connection with any merger or consolidation involving Parent) any Equity Interests (including any preferred stock) issued by Parent or any of its Subsidiaries, and (c) make any payment to retire, or to obtain the surrender of, any outstanding warrants, options, or other rights to acquire Equity Interests of Parent now or hereafter outstanding.

“Restricted Subsidiary” means (a) any Subsidiary of Parent as of the Closing Date other than an Unrestricted Subsidiary, and (b) any Subsidiary of Parent created or acquired after the Closing Date other than an Unrestricted Subsidiary.

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“Sanctioned Entity” means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by a country or territory or its government, or (d) a Person resident in or determined to be resident in a country, in each case, that is a target of Sanctions including a target of any country sanctions program administered and enforced by OFAC or any other Governmental Authority with jurisdiction over any member of the Lender Group or any Loan Party or any of their respective Subsidiaries or Affiliates.

“Sanctioned Person” means a Person named on a list sanctioned parties maintained by OFAC (including but not limited to the list of Specially Designated Nationals), the U.S. Department of State, the Government of Canada, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“Sanctions” has the meaning specified therefor in Section 4.18 of the Agreement.

“S&P” has the meaning specified therefor in the definition of Cash Equivalents.

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Second DDTL Availability Period” means the period from and after the Closing Date and the Second DDTL Commitment Expiration Date.

“Second DDTL Commitment Expiration Date” means the earlier to occur of (i) the date on which the Second Delayed Draw Term Loan Commitments have been fully drawn, and (ii) May 1, 2023.

“Second Delayed Draw Term Loan” has the meaning specified therefor in Section 2.2(b) of the Agreement

“Second Delayed Draw Term Loan Commitment” means, with respect to each Lender, its Second Delayed Draw Term Loan Commitment, and, with respect to all Lenders, their Second Delayed Draw Term Loan Commitments, in each case, as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to the Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under the Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of the Agreement.

“Second Delayed Draw Term Loan Facility” has the meaning specified therefor in Section 2.2(b) of the Agreement.

“Securities Account” means a securities account (as that term is defined in the Code).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

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“Solvent” means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s debts (including contingent liabilities) is less than all of such Person’s assets, (b) such Person is not engaged or about to engage in a business or transaction for which the remaining assets of such Person are unreasonably small in relation to the business or transaction or for which the property remaining with such Person is an unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise), and (d) such Person is “solvent” or not “insolvent”, as applicable within the meaning given those terms and similar terms under applicable laws relating to bankruptcy, fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Stated Maturity Date” has the meaning specified therefor in the definition of “Maturity Date”.

“Subordinated Indebtedness” means any unsecured Indebtedness of Parent incurred from time to time that is subordinated in right of payment to the Obligations, provided that the terms and conditions of such Indebtedness and the terms and conditions of subordination are acceptable to Agent.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of such corporation, partnership, limited liability company, or other entity. For the avoidance of doubt, none of [REDACTED], a Delaware limited liability company, [REDACTED], a California limited liability company, [REDACTED], a California corporation, [REDACTED], a California corporation, and [REDACTED], a California corporation are considered a Subsidiary as of the Closing Date.

“Substantial Completion” shall mean with respect to [REDACTED] Project Work the occurrence of each of the following:

(i)           the development, construction and equipping of the [REDACTED] Property shall have been one hundred percent (100%) completed in accordance with the Plans and Specifications in all material respects, subject to completion of any Punchlist Items with respect thereto, and in accordance with all Construction Permits and Legal Requirements in all material respects;

(ii)          the issuance of either a permanent or temporary occupancy certificate of occupancy (if required), and any other permits, licenses and approvals from all applicable governmental authorities required for the use and operation of such Real Property Collateral;

Schedule  1.1 Page 51

(iii)          Agent has received a certificate from an Authorized Person that such [REDACTED] Project Work has been completed in accordance with the Plans and Specifications in all material respects (subject to the completion of Punchlist Items); and

(iv)          final (or otherwise unconditional) lien waivers substantially in form and substance satisfactory to Agent from all Trade Contractors who performed work in connection with such [REDACTED] Project have been received by Agent, with respect to all applicable work relating to such [REDACTED] Project, except with respect to any Trade Contractors whose lien rights or liens have been bonded over and removed from title in a manner (and with a bond provider) reasonably acceptable to Agent; provided that amounts in dispute (excluding pending Change Orders, other than such Change Orders that are the subject of a dispute) with all such Trade Contractors, taken as a whole, do not exceed (x) with respect to any such disputes outstanding for fewer than ninety (90) days from the commencement of such dispute, $750,000 in the aggregate at such time, and (y) with respect to any such disputes continuing for ninety (90) days or more, $750,000 in the aggregate at such time (and, in each case under (x) and (y), with respect to any such Trade Contractors who have stopped performing their work, replacement Trade Contractors have been engaged in accordance with the terms of this Agreement to complete all Punchlist Items otherwise to be performed by such Trade Contractors) or with respect to which other arrangements have been made which are satisfactory to Agent.

“Tax Lender” has the meaning specified therefor in Section 14.2(a) of the Agreement.

“Taxes” means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

“Term Loan” means any Initial Term Loan, any First Delayed Draw Term Loan, and any Second Delayed Draw Term Loan made (or to be made) hereunder and “Term Loan” means all of them collectively.

“Term Loan Exposure” means, with respect to any Lender, as of any date of determination (a) prior to the funding of the Initial Term Loan, the amount of such Lender’s unfunded Commitments or (b) after the funding of the Initial Term Loan, the outstanding principal amount of the Term Loan held by such Lender plus the amount of such Lender’s unfunded Commitments.

“Term Loan Obligations” means any Obligations with respect to the Term Loan (including, without limitation, the principal thereof, the interest thereon, and the fees and expenses specifically related thereto).

“Term SOFR” means, on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day.

Schedule  1.1 Page 52

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Trade Contract” means any agreement, contract or purchase order entered into with any Trade Contractor, pursuant to which such Trade Contractor agrees to provide labor, materials, equipment or services that are material in connection with the construction, development and renovation of the [REDACTED] Project Work.

“Trade Contractor” means any Person that is a contractor, sub-contractor (of any tier), supplier or provider of labor, materials, equipment or services in connection with the construction, development and renovation of the [REDACTED] Project Work.

“Trademark Security Agreement” has the meaning specified therefor in the Guaranty and Security Agreement or the Canadian Guarantee and Security Agreement, as applicable.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“United States” means the United States of America.

“Unrestricted Subsidiary” means any Subsidiary designated by Borrower as an Unrestricted Subsidiary pursuant to Section 5.23 subsequent to the Closing Date. For the avoidance of doubt, those certain Subsidiaries listed on Schedule U-1 are the only Unrestricted Subsidiaries as of the Closing Date.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

Schedule  1.1 Page 53

“Voidable Transfer” has the meaning specified therefor in Section 17.8 of the Agreement.

“Warrants” means 2,000,000 newly created and issued warrants to [REDACTED PER CONFIDENTIALITY PROVISIONS] on the Closing Date, which will be freely tradeable in Canada and be publicly traded upon issuance (under the same CUSIP/ISIN as the existing publicly traded warrants) on the NEO Exchange under the ticker: GLAS.WT.U, and each exercisable at an exercise price of USD$11.50 to acquire one subordinate voting share, restricted voting share or limited voting share, as applicable (i.e., traded on the NEO Exchange under the ticker: GLAS.A.U) until June 26, 2026, subject to acceleration, redemption and/or adjustment, and governed in accordance with the terms of a warrant agency agreement dated May 13, 2019, as supplemented June 29, 2021, between the Parent and Odyssey Trust Company, as warrant agent.

“[REDACTED PER CONFIDENTIALITY PROVISIONS]” means [REDACTED], a Delaware limited partnership.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Schedule  1.1 Page 54

Schedule 3.1

The obligation of each Lender to make its initial extension of credit provided for in the Agreement is subject to the fulfillment, to the satisfaction of each Lender (the making of such initial extension of credit by any Lender being conclusively deemed to be its satisfaction or waiver of the following), of each of the following conditions precedent:

(a)           Agent shall have received evidence that appropriate financing statements will be duly filed in such office or offices as may be necessary or, in the opinion of Agent, desirable to perfect Agent’s Liens in and to the Collateral;

(b)           Agent shall have received each of the following documents, in form and substance satisfactory to Agent, duly executed and delivered, and each such document shall be in full force and effect:

(i)	the Borrowing Base Certificate and a Notice of Borrowing in respect of the Term Loan, duly executed by Borrower,

(ii)	[reserved],

(iii)	the Control Agreements for the Interest Reserve Account,

(iv)	the Environmental Indemnity Agreement,

(v)	the Fee Letter,

(vi)	the Flow of Funds Agreement,

(vii)	the Guaranty and Security Agreement and Canadian Guarantee and Security Agreement,

(viii)	the Intercompany Subordination Agreement,

(ix)	the Mortgages, and

(x)	the completed Perfection Certificate,

(c)           Agent shall have received a certificate from the Secretary or other Authorized Person of each Loan Party (i) attesting to the resolutions of such Loan Party’s board of directors authorizing its execution, delivery, and performance of the Loan Documents to which it is a party, (ii) authorizing specific officers of such Loan Party to execute the same, and (iii) attesting to the incumbency and signatures of such specific officers of such Loan Party;

(d)           (i) Agent shall have received copies of each Loan Party’s Governing Documents, as amended, modified, or supplemented to the Closing Date, which Governing Documents shall be (A) certified by the Secretary of such Loan Party, and (B)) with respect to Governing Documents that are charter documents, certified as of a recent date (not more than 30 days prior to the Closing Date) by the appropriate governmental official and (ii) each Loan Party’s Governing Documents shall have been amended to remove any prohibitions or transfer restrictions on its equity interests in a manner satisfactory to Agent and such Governing Documents shall be otherwise in form and substance satisfactory to Agent.

Schedule 3.1  Page 1

(e)           Agent shall have received a certificate of status or certificate of good standing, as applicable with respect to each Loan Party, dated within 30 days of the Closing Date, such certificate to be issued by the appropriate officer of the jurisdiction of organization of such Loan Party, which certificate shall indicate that such Loan Party is in good standing in such jurisdiction, together with a verbal bring down letter dated within 1 day of the Closing Date;

(f)           Agent shall have received certificates of status (or equivalent document), with respect to each Loan Party, each dated within 30 days of the Closing Date, such certificates to be issued by the appropriate officer of the jurisdictions (other than the jurisdiction of organization of such Loan Party) in which its failure to be duly qualified or licensed would constitute a Material Adverse Effect, which certificates shall indicate that such Loan Party is in good standing in such jurisdictions;

(g)           Agent shall have received a certificate of an Authorized Person of Parent certifying that the Loan Parties, taken as a whole, are Solvent and that no transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party;

(h)           After giving effect to the making of the loans and other extension of credit by the Lenders on the Closing Date, the amount outstanding under the Facilities shall not be greater than the amount of the Initial Borrowing Base;

(i)           Satisfactory completion of business and legal diligence confirmation, including review of any Cannabis Licenses and applications with results satisfactory to Agent;

(j)           Agent shall have received an opinion of [REDACTED]California counsel to the Loan Parties, an opinion of[REDACTED], Nevada counsel to the Loan Parties, and [REDACTED], Canadian counsel to the Loan Parties, each in form and substance satisfactory to Agent;

(k)           Agent shall have received the documentation and other information requested by Agent at least 3 Business Days prior to the Closing Date required by bank regulatory authorities under applicable “know your customer” rules and anti-money laundering rules and regulations, including the Patriot Act, including, in particular, the Borrower’s duly executed IRS Form W-9s or other applicable tax forms;

(l)           the payment of all fees and expenses required to be paid by Borrower on or about the Closing Date under the Agreement or the other Loan Documents and all expenses to be paid or reimbursed to the Agent that have been invoiced a reasonable period of time prior to the Closing Date shall have been paid;

(m)           Borrower shall deliver to Agent a certificate of an Authorized Person of Borrower, dated as of the date of Closing Date, certifying (and containing reasonably detailed supporting calculations and such other evidence as Agent may require) that Borrower has minimum Liquidity of $12,300,000;

Schedule 3.1  Page 2

(n)           Agent shall have completed (i) Patriot Act searches, OFAC/PEP searches and customary individual background checks for each Loan Party, and (ii) OFAC/PEP searches and customary individual background searches for each Loan Party’s senior management and key principals, the results of which shall be satisfactory to Agent;

(o)           Agent shall have received evidence in form satisfactory to it that the purchase of the [REDACTED] Property shall have been consummated on or prior to the Closing Date;

(p)           Agent shall have received (i) Acceptable Appraisals of the Real Property Collateral in form and substance reasonably satisfactory to Agent, (ii) mortgagee title insurance policies (or marked commitments to issue the same) for the Real Property Collateral issued by a title insurance company satisfactory to Agent, including showing no mechanics' or materialmen's liens or any exception for mechanics or materialmen’s liens potential arising out of pending or recently completed construction, together with endorsements as requested by Agent (each a “Mortgage Policy” and, collectively, the “Mortgage Policies”) in amounts satisfactory to Agent assuring Agent that the Mortgages on such Real Property Collateral are valid and enforceable first priority mortgage Liens on such Real Property Collateral free and clear of all defects and encumbrances except Permitted Liens, and the Mortgage Policies otherwise shall be in form and substance satisfactory to Agent, and (iii) if any of the Real Property Collateral is located in a flood plain, an executed notice from Borrower thereof together with evidence of flood insurance acceptable to Agent;

(q)           Agent shall have received a phase-I environmental report and a real estate survey with respect to each parcel composing the Real Property Collateral; the environmental consultants and surveyors retained for such reports or surveys, the scope of the reports or surveys, and the results thereof shall be acceptable to Agent;

(r)           Agent shall have received the Construction Budget and Timetable, in form and substance satisfactory to Agent;

(s)           Agent shall have received the unaudited consolidated balance sheets and related statements of income, changes in equity, and cash flows of the Parent, in each case, for each fiscal month ending after December 31, 2020 and ended at least 45 days prior to the Closing Date;

(t)           Parent and each of its Restricted Subsidiaries shall have received all Cannabis Licenses (except as provided on Schedule 5.21) and all other licenses, approvals or evidence of other actions required by any Governmental Authority in connection with the execution and delivery by Parent or its Restricted Subsidiaries of the Loan Documents or with the consummation of the transactions contemplated thereby;

(u)           Borrower and its Restricted Subsidiaries shall have established all treasury management and operating accounts with [REDACTED] (other than as disclosed on the Perfection Certificate dated as of the Closing Date);

Schedule 3.1  Page 3

(v)	Investment committee approval;

(w)          No default or event of default under the Loan Documents shall have occurred and be continuing or shall result from the making of the Loans and other extension of credit by the Lenders;

(x)           The representations and warranties of the Loan Parties contained in the Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) on the Closing Date;

(y)           the Warrants shall have been issued to [REDACTED] on terms and conditions satisfactory it,

(z)           Agent shall have received evidence in form and substance satisfactory to it that the deed of trust recorded against the [REDACTED] Property in favor of [REDACTED] and [REDACTED] , as Co-Trustees U/D/T dated [REDACTED] (“Beneficiary”) has been reconveyed to [REDACTED] in full satisfaction of the debt owed to Beneficiary on terms and conditions satisfactory to Agent, and

(aa)           all other documents and legal matters in connection with the transactions contemplated by the Agreement shall have been delivered, executed, or recorded and shall be in form and substance satisfactory to Agent.

Schedule 3.1  Page 4

Schedule 5.1

Deliver to Agent, with copies to each Lender, as requested, each of the financial statements, reports, or other items set forth below at the following times in form satisfactory to Agent:

On each anniversary of the Closing Date	(a) an Acceptable Appraisal for each of the [REDACTED] Property, the [REDACTED] Property and the [REDACTED] Property.
as soon as available on each anniversary of the Closing Date, and also within 10 days after receipt of each Acceptable Appraisal	(b) a Borrowing Base Certificate, with supporting detail in the form a detailed asset list (evidencing conformity with the eligibility criteria set forth herein).

as soon as available, but in any event within 30 days after the end of each month during each of Parent’s fiscal years, and 60 days in the case of a month that is the end of one of Parent’s fiscal quarters

(c) an unaudited consolidated balance sheet, income statement, statement of cash flow, covering Parent’s and its Subsidiaries’ operations during such period on a consolidated and consolidating basis (including the sales revenue generated by the [REDACTED] Property on a consolidating basis) and compared to the prior period and plan, and together with each delivery corresponding with the end of a fiscal quarter, a discussion and analysis of results from management and a report that explains in reasonable detail the differences between the information relating to Parent and its Restricted Subsidiaries on a stand-alone basis, on the one hand, and the information relating to Parent and its Subsidiaries, on the other hand,

(d) a Compliance Certificate, reflecting the underlying calculations, including the calculations to arrive at Liquidity and Debt Service Coverage Ratio (including EBITDA), demonstrating compliance with the Construction Phase Completion and certifying that the representations and warranties of Parent and its Restricted Subsidiaries set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date thereof (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date and no Default or Event of Default exists,

Schedule 5.1  Page 1

(e) a detailed report regarding Parent and its Restricted Subsidiaries cash and Cash Equivalents, including an indication of which amounts constitute Qualified Cash,
(f) a report detailing the amount of any surety bonds,
(g) a report detailing all Cannabis Licenses held by Parent and its Restricted Subsidiaries, including renewal status of such Cannabis Licenses and updated since the last date of delivery, and
(h) a Construction Progress Report certified by an Authorized Person.
as soon as available, but in any event within 120 days after the end of each of Borrower’s fiscal years,	(i) consolidated financial statements of Parent and its Subsidiaries for each such fiscal year, audited by independent certified public accountants reasonably acceptable to Agent and certified, without any qualifications (including any (A) ”going concern” or like qualification or exception, (B) qualification or exception as to the scope of such audit, or (C) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item, the effect of which would be to cause any noncompliance with the provisions of Section 7 of the Agreement), by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, statement of cash flow, and statement of shareholder’s equity, and, if prepared, such accountants’ letter to management) together with a report that explains in reasonable detail the differences between the information relating to Parent and its Restricted Subsidiaries on a stand-alone basis, on the one hand, and the information relating to Parent and its Subsidiaries, on the other hand, and

Schedule 5.1  Page 2

(j) a Compliance Certificate along with the underlying calculations, including the calculations to arrive at Liquidity and Debt Service Coverage Ratio (including EBITDA), demonstrating compliance with the Construction Phase Completion and certifying that the representations and warranties of Parent and its Restricted Subsidiaries set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date thereof (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date and no Default or Event of Default exists.

as soon as available, but in any event within 30 days after to the start of each of Borrower’s fiscal years,

(k) copies of Borrower’s Projections, in form satisfactory to Agent, in its Permitted Discretion, certified by the chief financial officer of Borrower as being such officer’s good faith estimate of the financial performance of Borrower during the period covered thereby.

if and when filed by Parent or Borrower (and all items required to be delivered pursuant to this Section 5.1(j) and (k) shall be deemed to have been delivered on the date on which Borrower posts such documents, or provides a link thereto to Agent, including to the extent the Agent and Lenders have access and the documents are available thereon, the	(l) Annual Information Form, Annual Financial Statements, Annual MD&A, Quarterly Financial Statements and Quarterly MD&A and any Material Change Reports, Form 10-Q quarterly reports, Form 10-K annual reports, and Form 8-K current reports, and

Schedule 5.1  Page 3

EDGAR database sec.gov, the SEDAR database sedar.com and any relevant Canadian provincial or territorial securities commission,	(m) any other filings made by Parent or Borrower with the SEC or any relevant Canadian provincial securities commissions,

promptly, but in any event within 5 Business Days after Borrower has knowledge of any event or condition that constitutes a Default or an Event of Default,	(n) notice of such event or condition and a statement of the curative action that Borrower proposes to take with respect thereto.

promptly after the commencement thereof, but in any event within 5 Business Days after the service of process with respect thereto on Parent or any of its Restricted Subsidiaries,	(o) notice of all actions, suits, or proceedings brought by or against Parent or any of its Restricted Subsidiaries before any Governmental Authority, which reasonably could be expected to result in a Material Adverse Effect.

promptly after delivery or receipt thereof,	(p) copies of all material amendments to, and modifications of, the Governing Documents of any Loan Party,

(q) notices of all actions, suits, violations or proceedings relating to any Cannabis License, and copies of all correspondence to or from any Regulatory Authority relating to any Cannabis License,

(r) copies of any new or renewed Cannabis Licenses or Material Contracts entered into since the date of delivery of the last Compliance Certificate, and copies of all material amendments, and modifications of, any existing Cannabis License or Material Contract,

(s) copies of any new or renewed surety bonds and the underlying agreements with respect thereto,

(t) copies of any notices of violations and permit violations with respect to any Real Property Collateral, and

(u) notice of formation and copies of any agreements relating to any Restricted Subsidiaries and Unrestricted Subsidiaries formed after the Closing Date.
promptly upon knowledge thereof,	(v) the loss or non-renewal of a Cannabis License or Material Contract.

upon the request of Agent,	(w) any other information reasonably requested relating to the financial condition or businesses of Parent or its Subsidiaries.

Schedule 5.1  Page 4

Schedule 5.2

Provide Agent, with copies to each Lender, as requested, each of the documents set forth below at the following times in form satisfactory to Agent:

Annually (no later than the 30th day after the end of each year):	(a) a Perfection Certificate or a supplement to the Perfection Certificate.

On or before November 1st and February 1st of each year	(b) evidence of payment of real property taxes.

Upon request by Agent	(c) such other reports as to the Collateral or the financial condition of Parent and its Subsidiaries, as Agent may reasonably request.

Schedule 5.2  Page 1

Schedule 5.21

Post-Closing Obligations

1.	Within 5 Business Days of the Closing Date, [REDACTED] or its delegate shall have received physical possession of the Warrants.

2.	Within 10 Business Days of the Closing Date, Borrower shall make all disclosures and file any disclosures required by the Department of Cannabis Control in connection with the transactions contemplated by this Agreement and deliver evidence of such disclosures in form and substance satisfactory to Agent.

3.	On or before December 31, 2021, Borrower shall deliver to Agent originals of that certain (a) Promissory Note issued by [REDACTED] dated [REDACTED] in the principal amount of $500,000, and (b) Promissory Note issued by [REDACTED] dated [REDACTED] in the principal amount of $300,000.

4.      On or before December 31, 2021, the Loan Parties shall deliver to Agent an updated operating agreement for [REDACTED] which shall correct the name of the Loan Party from [REDACTED] to [REDACTED].

5.	On or before December 31, 2021, (a) Borrower will form a holding company Subsidiary (“New Holdco”) and Borrower will contribute all of its Equity Interests to New Holdco on terms and conditions satisfactory to Agent, (b) Borrower will cause New Holdco to provide a joinder to this Agreement and this Agreement will be amended on terms and conditions satisfactory to Agent to cause New Holdco to be subject to the terms and conditions of this Agreement, all in form and substance satisfactory to Agent, (b) Borrower will cause New Holdco to provide Agent a joinder to the Guaranty and Security Agreement, as well as appropriate financing statements all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien in and to the assets of New Holdco, (c) Borrower will provide a pledge agreement and appropriate certificates and powers, pledging all the Equity Interests in New Holdco, and (d) Borrower will provide to Agent all other documentation, including the Governing Documents of New Holdco and one or more opinions of counsel reasonably satisfactory to Agent, which, in its opinion, is appropriate with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 5.21 shall constitute a Loan Document.

6.	On or before December 31, 2021, Borrower shall use commercially reasonable efforts to deliver to Agent a duly executed Collateral Access Agreement, in form and substance satisfactory to Agent, for each of the following locations:

Tenant	Landlord	Address

[REDACTED]	[REDACTED]	[REDACTED]

Schedule 5.21  Page 1

7.	On or before December 31, 2021, Borrower shall deliver to Agent duly executed Control Agreements, in form and substance satisfactory to Agent, for governing the following deposit accounts:

Account Number	Entity

[REDACTED]	[REDACTED]

8.	On or before December 31, 2021, Borrower shall deliver to Agent all consents and authorizations from third Persons necessary to effectuate a pledge of the Equity Interests of [REDACTED] in favor of Agent, in form and substance satisfactory to Agent.

9.	On or before January 31, 2022, Borrower shall deliver to Agent a completed Form W-9 Request for Taxpayer Identification Number and Certification form for each of:

1. [REDACTED]
2.
3.
4.
5.

Schedule 5.21  Page 2

6.
7.
8.
9.
10.
11.
12.
13.
14.
15.
16.
17.
18.

10.	On or before March 31, 2022 (a) the County of [REDACTED] shall have issued all the Cannabis licenses that are required for the [REDACTED] Property as set forth on Schedule 4.7(b)(i), (b) such Cannabis Licenses shall be lawfully issued and in full force and effect, and (c) Agent shall have received evidence of such issuance in form and substance satisfactory to Agent.

11.	On or before March 31, 2022, (a) the State of California shall have issued all the Cannabis licenses that are required for the [REDACTED] Property as set forth on Schedule 4.7(b)(i), (b) such Cannabis Licenses shall be lawfully issued and in full force and effect, and (c) Agent shall have received evidence of such issuance in form and substance satisfactory to Agent.

12.	On or before January 10, 2022, Borrower shall deliver to Agent evidence in form and substance satisfactory to Agent that that the County of [REDACTED] fixture filing with financing statement number [REDACTED] has been terminated.

Schedule 5.21  Page 3